ACTIVISION®

2008 ANNUAL REPORT

FISCAL 2008 WAS A MONUMENTAL YEAR FOR ACTIVISION. THE STRENGTH OF OUR BALANCED PRODUCT PORTFOLIO, COUPLED WITH SOLID EXECUTION ACROSS ALL OF OUR BUSINESSES, RESULTED IN OUR 16TH CONSECUTIVE YEAR OF REVENUE GROWTH AND THE BEST YEAR IN OUR COMPANY'S HISTORY.



$2.9 billion dollars
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net revenues





For fiscal year 2008, Activision was the #1 U.S. console and handheld game publisher in dollars for the first time ever.

CALL OF DUTY 4: MODERN WARFARE™ WAS THE #2 BEST-SELLING GAME IN THE U.S. AND EUROPE IN UNITS FOR FISCAL 2008.



Call of Duty 4: Modern Warfare ››



Guitar Hero® III: Legends of Rock™ was the #1 best-selling game in the U.S. and Europe in dollars during the fiscal year.





During the fiscal year, Activision increased its market share in 49 of the top 50 retailers around the world.



Quantum of Solace™ ››



To Our Shareholders:

Fiscal 2008 was an extraordinary year for Activision shareholders. The strength of our product portfolio, coupled with superb execution across all of our businesses, resulted in our 16th consecutive year of revenue growth and the best year in our company's history. Over the past five years, we had a cumulative average growth rate in our share price of 50% per year and more than 30% per year over the past 10 years.

AMONG OUR MOST SIGNIFICANT ACCOMPLISHMENTS WERE:

- Delivering record net revenues of $2.9 billion, a 92% increase over the prior year; operating income of $480 million, a 558% increase over the prior year; and net income of $345 million, a 302% increase over fiscal 2007.
- Ending the fiscal year as the #1 console and handheld publisher in North America.[1,3]
- Growing our net revenues three times faster than the U.S. and European video game software market.
- Producing the top-two best-selling games worldwide — *Call of Duty® 4: Modern Warfare™* and *Guitar Hero® III: Legends of Rock™*.[2]
- Developing the #1 and #2 movie-based games worldwide — *Spider-Man™ 3* and *TRANSFORMERS: The Game*.[2,3]
- Increasing our international market share and revenues by more than 100% year over year.
- And, orchestrating the largest hardware launch in the history of video games with the release of *Guitar Hero III: Legends of Rock*.

These achievements reflect the leadership and perseverance of our employees. They also validate our strategy which has resulted in our industry leadership position.

(1) According to The NPD Group.
(2) According to The NPD Group, Charttrack and Gfk.
(3) Based on number of dollars.

Our results, however, tell only part of the story. On July 9, 2008, we further strengthened our foundation for the future by completing a ground-breaking merger with Vivendi Games to create Activision Blizzard, the world's most profitable pure-play video game publisher. The transaction combines the two best-performing companies in the industry — Activision and Blizzard Entertainment — bringing together Activision's top-selling portfolio of console and handheld games with Vivendi Games' leading PC and online subscription franchises.

By combining leaders in mass-market entertainment and subscription-based online games, Activision Blizzard is the only publisher with leading market positions across all categories of the rapidly growing interactive entertainment software industry and reaches the broadest possible audiences. We have become the immediate leader in the highly profitable online games business and gain a large footprint in the rapidly growing Asian markets, including China and Korea, while maintaining our strong operating performance across North America and Europe. We expect to have the highest operating margin of any third-party publisher, one of the most diversified product portfolios in the industry, and we will be uniquely poised to capitalize on the continued worldwide growth in interactive entertainment.

By joining forces with Vivendi Games, Activision stockholders will benefit from significantly increased earnings power and the recurring nature and predictability of subscription-based revenues. The merger, which will be accretive within its first year, fulfills our rigorous acquisition requirements. These requirements ensure that we partner with companies that have a proven track record of success; strong global brands that can generate annual revenue streams; a solid management team; financial and operating margin performance that enhances our own; and proven technologies and development capabilities.

Our stringent criteria coupled with our financial discipline and focused commitment to margin expansion has set us apart from our competitors and resulted in our last two acquisitions — RedOctane, publishers of the blockbuster *Guitar Hero* franchise and Bizarre Creations, developers of Microsoft's multimillion unit *Project Gotham Racing* series for the Xbox® and Xbox 360®. We believe these guiding principles will continue to position us for an even brighter future, and we have never been more confident that Activision is on the right path to generate sustainable long-term value creation for our shareholders.

Active Vision

For the past 17 years, Activision has been changing the way consumers spend their leisure time. We have built a company with a strong culture of excellence, financial focus and the flexibility to seize current and future industry opportunities.

Today, the video game market has never been stronger. There are more than 255 million console and handheld game systems worldwide, and there are more devices than ever before capable of playing games.[2] In calendar 2008, the global video game software market should continue to have double-digit growth, as the audience for interactive entertainment is expanding as games have become an integral part of leisure time.

Console online gaming continues to drive the convergence of the Internet and television. Over the next few years, online console and PC gaming should provide us with even greater opportunities to broaden our audience and create new revenue streams through subscriptions, downloadable content and tournament and multi-player play.

With its strong portfolio of recognizable gaming franchises and a management team unified around a strategy designed to maximize the value of these brands, Activision is uniquely poised to capitalize on these expanding market opportunities.

Turning Vision into Action

Activision's strategy is built around three core principles:

- Driving franchise growth,
- A strong internal studio model,
- And, winning where it matters most.



$2,898
+92% grow
$1,513
'07
'08

revenue growth
(in millions)

Our record fiscal 2008 performance was driven by these initiatives. During the fiscal year, we grew our two largest franchises, *Call of Duty* and *Guitar Hero*, both of which surpassed $1 billion in life-to-date sales during the fiscal year, with *Guitar Hero* reaching that milestone in a record 26 months. We expanded our industry-leading internal studio capabilities with the acquisition of Bizarre Creations, a premier developer of racing games with a consistent track record of quality. Lastly, our market share improvements in the biggest markets and with our largest customers around the world resulted in higher overall operating margins.

DRIVING FRANCHISE GROWTH: Activision owns or controls some of the most successful franchises in interactive entertainment and continues to focus its resources on proven properties with broad global appeal. During the fiscal year, the company had three of the top-10 best-selling titles in the U.S., and set an industry record for U.S. sell-through[3] by a single publisher during a fiscal year.[2,3] The company expects to continue driving franchise growth through the annualization of key properties, extending its intellectual properties into new opportunities, and building ancillary revenue streams through downloadable content and in-game advertising.

In fiscal 2008, the release of *Call of Duty 4: Modern Warfare* resulted in the fifth consecutive year of revenue growth and margin expansion for the franchise. The game, which was set for the first time in modern day, was the #1 best-selling title worldwide in calendar 2007[2,4] and was also the #1 best-selling PC game worldwide for the fiscal year.[3]

(2) According to The NPD Group, Charttrack and Gfk.
(3) Based on number of dollars.
(4) Based on number of units.


$480
$73
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operating income growth
(in millions)


$1.948
$1.412
+38% grow
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'08

shareholder's equity growth
(in dollars)

During the fiscal year, *Guitar Hero III: Legends of Rock* was the #1 best-selling game in the U.S. and Europe, and set a new U.S. record for the best-selling video game in a single calendar year.[2,3] Additionally, the Wii version was the only third-party game to rank as a top-five title during the holiday season and is still one of the best-selling third-party titles on the Wii worldwide.[2]

The Internet is offering new ways for us to grow our franchises and extend our products through downloadable content. Today, more than 13 million consumers are connected to Xbox LIVE® Marketplace and PlayStation Network, creating a new distribution platform for us to deliver content direct to our customers. Consumers have already downloaded more than 15 million individual songs for *Guitar Hero* and our release of new multiplayer maps for *Call of Duty 4: Modern Warfare* set a record for paid downloads on Xbox LIVE, surpassing one million downloads in the first nine days of their release.

STRENGTHENING OUR STUDIO MODEL: Our second strategic priority is to continue creating compelling entertainment experiences by growing our best-in-class development studio capabilities, and maintaining our independent studio model, which we believe fosters creativity and innovation.

Our acquisition during the fiscal year of UK-based developer Bizarre Creations will enable us to further broaden our product portfolio by entering racing, a category that has strong global appeal. Racing is one of the most popular video game genres and represented more than $1.5 billion of the worldwide video game market in fiscal 2008.[2]

As a testament to our studio model, in fiscal 2008 we delivered the #1 and #2 best-selling titles worldwide, both of which were developed by our internal studios. Additionally, we were the only major publisher that did not have any delays in our release schedule.

[2] According to The NPD Group, Charttrack and Gfk.
[3] Based on number of dollars.

WINNING WHERE IT MATTERS MOST: During fiscal 2008, we strengthened our competitive position in all key global territories with 49 of the top 50 retailers. We increased our retail presence globally by focusing our attention on the top-five geographic markets, which drove approximately 90% of our publishing revenues. Our growth was also driven by the continued optimization of our supply chain, which resulted in record launch units for *Guitar Hero III: Legends of Rock*.

However, despite these achievements, we believe we still have significant room for continued growth in our most developed markets and with our largest customers. In fiscal 2009, we will continue putting more time and resources against our European consumer marketing, category management and in-store execution activities, as the international markets continue to represent a major growth opportunity for the company.

Our Actions Drive the Future

For 17 years, we have had a clear and consistent approach to running our business, one that is both durable and adaptive to change. In fiscal 2008, we generated a GAAP operating margin of 16.5% and exceeded our peak-cycle target range approximately two to three years ahead of plan. As we look ahead, we will continue to capitalize on opportunities to increase our operating margin through innovation and operational excellence.

At Activision, we are committed to growing our business, managing our costs and delivering value to our shareholders. We will continue to strengthen our foundation for growth through new opportunities like our merger with Vivendi Games. We remain optimistic about the future based on strong worldwide industry fundamentals, growing demographics and social entertainment trends, and believe we are uniquely positioned to capitalize on these opportunities and redefine the way people play.



$15,257*
$7,565*
$1,442*
1 yr ago
5 yrs ago
10 yrs ago

stock price
(based on an initial $1,000 investment)

*as of 3/31/08.

Activision stands for quality game experiences, and we have every confidence that we will continue to lead the future of entertainment. We recognize that preferences are different around the world, and we are encouraging our businesses to continue developing products and marketing strategies tuned to local cultures.

We have an enduring operating model that is built for sustainable growth and will continue to employ our core strategies to deliver long-term shareholder value. But, our strength is more than our approach to our business. It is the talented and dedicated employees of Activision and their passion, creativity, loyalty and hard work that drive our success. With their support, we are confident that we will continue to extend our leadership as a premier entertainment company across the globe.

Sincerely,

Robert A. Kotick
Chairman & Chief Executive Officer
of Activision, Inc.

Brian G. Kelly
Co-Chairman of Activision, Inc.

Michael Griffith
President & Chief Executive Officer
of Activision Publishing, Inc.

Selected Consolidated Financial Data

The following table summarizes certain selected consolidated financial data, which should be read in conjunction with our Consolidated Financial Statements and Notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere herein. The selected consolidated financial data presented below as of and for each of the fiscal years in the five-year period ended March 31, 2008 are derived from our Consolidated Financial Statements. The Consolidated Balance Sheets as of March 31, 2008 and 2007 and the Consolidated Statements of Operations and Consolidated Statements of Cash Flows for each of the fiscal years in the three-year period ended March 31, 2008, and the report thereon, are included elsewhere in this report (amounts in thousands, except per share data).

For the fiscal years ended March 31,	2008	2007	2006	2005	2004
Statement of Operations Data:					
Net revenues	$2,898,136	$1,513,012	$1,468,000	$1,405,857	$ 947,656
Cost of sales—product costs	1,240,605	799,587	734,874	658,949	475,541
Cost of sales—intellectual property licenses and software royalties and amortization	404,830	178,478	205,488	185,997	91,606
Income from operations	479,614	73,147	15,226	179,608	104,537
Income before income tax provision	530,868	109,825	45,856	192,700	110,712
Net income	344,883	85,787	40,251	135,057	74,098
Basic earnings per share[1]	1.19	0.31	0.15	0.54	0.31
Diluted earnings per share[1]	1.10	0.28	0.14	0.49	0.29
Basic weighted average common shares outstanding[1]	288,957	281,114	273,177	250,023	236,887
Diluted weighted average common shares outstanding[1]	314,731	305,339	294,002	277,712	258,350
Net Cash Provided By (Used In):					
Operating activities	573,500	27,162	86,007	215,309	67,403
Investing activities	326,291	(35,242)	(85,796)	(143,896)	(170,155)
Financing activities	105,163	27,968	45,088	72,654	117,569

As of March 31,	2008	2007	2006	2005	2004
Balance Sheet Data:					
Working capital	$1,423,324	$1,060,064	$ 922,199	$ 913,819	$ 675,796
Cash, cash equivalents and short-term investments	1,449,212	954,849	944,960	840,864	587,649
Capitalized software development and intellectual property licenses	193,337	231,196	147,665	127,340	135,201
Long-term investments	91,215	—	—	—	—
Goodwill	279,161	195,374	100,446	91,661	76,493
Total assets	2,530,673	1,793,947	1,418,255	1,305,919	966,220
Shareholders' equity	1,947,892	1,411,532	1,222,623	1,097,274	830,141

[1] Consolidated financial information for fiscal years 2005 and 2004 has been restated for the effect of our four-for-three stock split effected in the form of a 33⅓% stock dividend to shareholders of record as of October 10, 2005, paid October 24, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

Our Business We are a leading international publisher of interactive entertainment software products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that are used on a variety of game hardware platforms and operating systems. We have created, licensed, and acquired a group of highly recognizable franchises, which we market to a variety of consumer demographics. Our fiscal 2008 product portfolio includes titles such as *Guitar Hero III: Legends of Rock*, *Guitar Hero II* for the Microsoft Xbox 360, *Guitar Hero: Rocks the 80s* for the PS2, *Call of Duty 4: Modern Warfare*, *Spider-Man 3 The Game ("Spider-Man 3")*, *Shrek the Third*, *TRANSFORMERS: The Game*, *Enemy Territory: Quake Wars*, *Tony Hawk's Proving Ground*, *Bee Movie Game*, and *Spider-Man: Friend or Foe*.

Our products cover diverse game categories including action/adventure, action sports, racing, role-playing, simulation, first-person action, music-based gaming, and strategy. Our target customer base ranges from casual players to game enthusiasts, children to adults, and mass-market consumers to "value" buyers. We currently offer our products primarily in versions that operate on the Sony PlayStation 2 ("PS2"), the Sony PlayStation 3 ("PS3"), the Nintendo Wii ("Wii"), and the Microsoft Xbox 360 ("Xbox 360") console systems, the Nintendo Dual Screen ("NDS"), and the Sony PlayStation Portable ("PSP") handheld devices, and the personal computer ("PC"). The installed base for the previous generation of hardware platforms (e.g., the PS2) is significant and the fiscal 2006 release of the Xbox 360 and the fiscal 2007 releases of the PS3 and the Wii have further expanded the software market. To take advantage of the growth of the PS3, the Xbox 360, and the Wii ("the next-generation platforms"), during fiscal 2008, we increased our presence on the next-generation platforms through the increased number of new released titles on the next-generation platforms. For example, the number of new released titles for the Wii tripled from 5 releases during fiscal 2007 to 15 releases, and we successfully released several major titles for the PS3, the Xbox 360 and/or the Wii—*Guitar Hero III: Legends of Rock*, *Call of Duty 4: Modern Warfare*, *Spider-Man 3*, *Shrek the Third*, *TRANSFORMERS: The Game*, and *Tony Hawk's Proving Ground*. Some of these titles are also available on the PS2. Our plan is to continue to build a significant presence on the PS3, the Wii, and the Xbox 360 ("the next-generation platforms") by continuing to expand the number of titles released on the next-generation and handheld platforms while continuing to market to the PS2 platform as long as economically attractive given its large installed base.

Our publishing business involves the development, marketing, and sale of products directly, by license, or through our affiliate label program with certain third-party publishers. In North America, we primarily sell our products on a direct basis to mass-market retailers, consumer electronics stores, discount warehouses, and game specialty stores. We conduct our international publishing activities through offices in the United Kingdom ("UK"), Germany, France, Italy, Spain, the Netherlands, Norway, Sweden, Australia, Canada, South Korea, and Japan. Our products are sold internationally on a direct-to-retail basis, through third-party distribution and licensing arrangements, and through our wholly-owned European distribution subsidiaries. Our distribution business consists of operations located in the UK, the Netherlands, and Germany that provide logistical and sales services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

Our profitability is directly affected by the mix of revenues from our publishing and distribution businesses. Operating margins realized from our publishing business are typically substantially higher than margins realized from our distribution business. Operating margins in our publishing business are affected by our ability to release highly successful or "hit" titles. Though many of these titles have substantial production or acquisition costs and marketing budgets, once a title recoups these costs, incremental net revenues directly and positively impact our operating margin. Operating margins in our distribution business are affected by the mix of hardware and software sales, with software typically producing higher margins than hardware.

Our Focus With respect to future game development, we will continue to focus on our "big propositions" products that are backed by strong franchises and high-quality development, for which we will provide significant marketing support.

We have focused on establishing and maintaining relationships with talented and experienced software development and publishing teams. In June 2006, we acquired RedOctane, Inc. ("RedOctane"), the publisher of the popular Guitar Hero franchise. The Guitar Hero franchise has set an industry record, surpassing $1 billion in North America retail sales in 26 months, according to The NPD Group, which is a provider of consumer and retail market research information for a wide range of industries. *Guitar Hero III: Legends of Rock* was the number one best-selling game in dollars in the U.S. and Europe for fiscal 2008, according to The NPD Group, Charttrack and Gfk. We plan on continuing to build on this franchise by investing in the future development of Guitar Hero titles across a variety of platforms. We have also been successful in the first person action categories through the Call of Duty original franchise, which we plan on continuing as a successful long-term franchise. Call of Duty has achieved over $1 billion life-to-date net revenues in fiscal 2008. *Call of Duty 4: Modern Warfare* ended the fiscal year as the number two best-selling game worldwide in dollars, according to The NPD Group, Charttrack and Gfk. In September 2007, we acquired UK-based video game developer Bizarre Creations Limited ("Bizarre Creations"), a leader in the racing category. With more than 10 years of experience in the racing genre, Bizarre Creations developed the innovative multimillion unit selling franchise, Project Gotham Racing for Microsoft, a critically-acclaimed series for the Xbox and Xbox 360. Bizarre Creations and its games have won numerous industry awards including: Best Racing Game for *Project Gotham Racing 2* from the British Academy of Film and Television Arts (BAFTA); the Industry Grand Prix Award from Develop; MCV's UK Development Team 2006 award; Best Racing/Driving Game from IGN; Game of the Year from OXM and Gamespy for *Project Gotham Racing 3;* and IGN's Best Xbox Live Arcade ("XBLA") Game for *Geometry Wars: Retro Evolved.* Bizarre Creations will play a role in our growth strategy as we develop new intellectual property for the racing segment, expand our development capability and capacity for other genres and utilize Bizarre Creations' proprietary development technology. We also have development agreements with other top-level, third-party developers such as id Software, Inc., Splash Damage, Ltd., and Next Level Games.

Our fiscal 2008 releases include well-established franchises, which are backed by high-profile intellectual property and/or highly anticipated motion picture releases. For example, we have a long-term relationship with Marvel Entertainment, Inc. through an exclusive licensing agreement for the Spider-Man and X-Men franchises through 2017. This agreement grants us the exclusive, worldwide rights to develop and publish video games based on Marvel's comic book franchises: Spider-Man and X-Men. In addition, we have an agreement with Spider-Man Merchandising, LP which grants us exclusive, worldwide rights to publish video games based on subsequent Spider-Man feature films through 2017. Through March 31, 2008, games based on the Spider-Man and X-Men franchises have generated approximately $1.1 billion in net revenues worldwide. Under this agreement, in the first quarter fiscal 2007 we released the video game, *X-Men: The Official Game* coinciding with the theatrical release of *X-Men: The Last Stand.* In the third quarter fiscal 2007, we released *Marvel: Ultimate Alliance* across multiple platforms and *Spider-Man: Battle for New York* on the NDS and the GBA. In the first quarter fiscal 2008, we released *Spider-Man 3* based on Columbia Pictures/Marvel Entertainment, Inc.'s feature film "Spider-Man 3," which was released in May 2007. We also released *Spider-Man: Friend or Foe* in the third quarter fiscal 2008.

We also have an exclusive licensing agreement with professional skateboarder Tony Hawk. The agreement grants us exclusive rights to develop and publish video games through 2015 using Tony Hawk's name and likeness. Through March 31, 2008, we have released nine titles in the Tony Hawk franchise with cumulative net revenues of $1.3 billion, including the fiscal 2008 third quarter release, *Tony Hawk's Proving Ground,* which was released on the PS3, the PS2, the Wii, the Xbox 360 and the NDS.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We will also continue to evaluate and exploit emerging franchises that we believe have potential to become successful game franchises. For example, we have multiyear, multiproperty, agreements with DreamWorks Animation LLC that grant us the exclusive rights to publish video games based on DreamWorks Animation SKG's theatrical releases, including "*Shark Tale*," which was released in the second quarter fiscal 2005, "*Madagascar*," which was released in the first quarter fiscal 2006, "*Over the Hedge*," which was released in the first quarter fiscal 2007, "*Shrek the Third*," which was released in the first quarter fiscal 2008, "*Bee Movie*," which was released in the third quarter fiscal 2008, and all of their respective sequels. In addition, our multiyear agreements with DreamWorks Animation LLC also grant us the exclusive video game rights to three upcoming DreamWorks Animation feature films, including "*Kung Fu Panda*," "*Monsters vs Aliens*" and "*How to Train Your Dragon*." We plan to release *Kung Fu Panda, Monsters vs. Aliens,* and *Madagascar 2* during fiscal 2009.

Additionally, we have a strategic alliance with Harrah's Entertainment, Inc. that grants us the exclusive, worldwide interactive rights to develop and publish "World Series of Poker" video games based on the popular World Series of Poker Tournament. In the second quarter fiscal 2006, we released our first title under this alliance, *World Series of Poker,* which became the number one poker title of calendar year 2005. Further building on this franchise, in the second quarter fiscal 2007, we released our second title under this alliance, *World Series of Poker: Tournament of Champions.* Additionally, we released our third title under this alliance, *World Series of Poker: Battle for the Bracelet* in the second quarter fiscal 2008.

We also continue to build on our portfolio of licensed intellectual property. In February 2006, we signed an agreement with Hasbro Properties Group granting us the exclusive global rights (excluding Japan) to develop console, handheld, and PC games based on Hasbro's "Transformers" franchise. We released our first "Transformers" game, *TRANSFORMERS: The Game,* in late June 2007 concurrently with the early July 2007 movie release of the live action "Transformers" film from DreamWorks Pictures and Paramount Pictures. In April 2006, we signed an agreement with MGM Interactive and EON Productions Ltd. granting us the exclusive rights to develop and publish video games based on the James Bond license through 2014. We plan to release our first James Bond title, *Quantum of Solace,* during fiscal 2009.

In April 2006, we signed a multiyear agreement with Mattel, Inc. which grants us the exclusive, worldwide distribution rights for the catalog of video games based on Mattel, Inc.'s Barbie franchise on all platforms. Through the third quarter fiscal 2007, we distributed six Barbie titles: *Barbie and the 12 Dancing Princesses, The Barbie Diaries: High School Mystery, Barbie Fashion Show, Barbie Horse Adventures: Mystery Ride, Barbie and the Magic of Pegasus,* and *Barbie as the Princess and the Pauper.* Based on the success of this distribution, we signed multiyear license agreements with Mattel, Inc. in January 2007 which grant us the exclusive worldwide rights to develop and publish new video games based on Mattel Inc.'s *Barbie* and *Hot Wheels* franchises on all platforms. In the second quarter fiscal 2008, we released *Hot Wheels: Beat That!*. In September 2006, we entered into a distribution agreement with MTV Networks Kids and Family Group's Nickelodeon, a division of Viacom Inc., to be the exclusive distributor of three new Nick Jr. PC CD-ROM titles, published by Nickelodeon and based on the top preschool series on commercial television, *Dora The Explorer, The Backyardigans,* and *Go, Diego, Go!*

We are utilizing these developer relationships, new intellectual property acquisitions, new original intellectual property creations, and our existing library of intellectual property to further focus our game development on product lines that will deliver significant, lasting, and recurring revenues and operating profits.

Business Combination On December 2, 2007, we and Vivendi S.A. ("Vivendi") announced an agreement to combine Vivendi Games, Inc. ("Vivendi Games"), Vivendi's interactive entertainment business which includes Blizzard Entertainment, Inc., the creator of *World of Warcraft*, a massively multiplayer online role-playing game ("MMORPG") franchise, with us. If the transaction closes, we will be renamed Activision Blizzard, Inc. ("Activision Blizzard") and we expect to continue to operate as a public company traded on NASDAQ under the ticker "ATVI".

All information included in this report reflects only Activision's results, and does not reflect any impact of the proposed combination. The forward-looking comments in this Management's Discussion & Analysis of Financial Condition and Results of Operations are prepared on an Activision standalone basis, without considering any potential impacts of the proposed business combination with Vivendi Games.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have identified the policies below as critical to our business operations and the understanding of our financial results. The impact and any associated risks related to these policies on our business operations are discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion of the application of these and other accounting policies, see Note 1 of the Notes to Consolidated Financial Statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. We recognize revenue from the sale of our products upon the transfer of title and risk of loss to our customers, and once any performance obligations have been completed. Certain products are sold to customers with a street date (the earliest date these products may be sold by retailers). For these products we recognize revenue on the later of the street date or the sale date. Revenue from product sales is recognized after deducting the estimated allowance for returns and price protection. With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is recognized upon delivery of a master copy. Per-copy royalties on sales that exceed the guarantee are recognized as earned.

Some of our software products provide limited online features at no additional cost to the consumer. Generally, we consider such features to be incidental to the overall product offering and an inconsequential deliverable. Accordingly, we do not defer any revenue related to products containing these limited online features. In instances where online features or additional functionality is considered a substantive deliverable in addition to the software product, we take this into account when applying our revenue recognition policy. This evaluation is performed for each software product when it is released. We determined that one of our software titles, *Enemy Territory: Quake Wars* (which is primarily an online multiplayer PC game), contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the product, principally because of its importance to game play. As such, our performance obligations for this title extend beyond the sale of the game, which is unique compared to other previously released titles. Vendor-specific objective evidence of fair value ("VSOE") does not exist for the online functionality, as we do not separately charge for this component of the title. As a result, we are recognizing all of the revenue from the sale of this title ratably over an estimated service period, which is currently estimated to be six months beginning the month after shipment. In addition, we are deferring the costs of sales for this title. Cost of sales includes: manufacturing costs, software royalties and amortization, and intellectual property licenses. Overall, online play functionality is still an emerging area for us.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We continue to monitor the development of online functionality (together with online transactions, such as electronics downloads of titles or product add-ons) and its significance to our products. Based on our current assessment of obligations with respect to the online functionality for certain of our fiscal 2009 titles on certain platforms, we expect that certain fiscal 2009 titles will contain online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the product, and that our performance obligations for these fiscal 2009 titles will extend beyond the sale of the game. VSOE of fair value does not exist for these online features, as we do not plan to separately charge for this component of these fiscal 2009 titles. As a result, we expect to recognize all of the revenue from the sale of these fiscal 2009 titles ratably over an estimated service period, which is currently estimated to be six months beginning the month after shipment. In addition, we expect to defer the costs of sales of these fiscal 2009 titles. We anticipate that, in fiscal 2009, we will likely defer approximately $350.0 million in net revenues and $150.0 million in costs of sales from the sale of these fiscal 2009 titles into fiscal 2010. Since most of these fiscal 2009 titles are planned to release in the third quarter fiscal 2009, we expect that a majority of revenues and costs of sales for these products will be deferred in the third quarter fiscal 2009, and recognized later in the calendar year 2009. However, the actual amount of revenues and costs of sales deferred will vary significantly depending upon the timing of the release of these fiscal 2009 titles and the sales volume of such products.

With respect to online transactions, such as electronic downloads of titles or product add-ons, revenue is recognized when the fee is paid by the online customer to purchase online content and we are notified by the online retailer that the product has been downloaded. In addition, in order to recognize revenue for both product sales and licensing transactions, persuasive evidence of an arrangement must exist and collection of the related receivable must be probable.

Sales incentives or other consideration given by us to our customers is accounted for in accordance with the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") Issue 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products)*. In accordance with EITF Issue 01-9, sales incentives and other consideration that are considered adjustments of the selling price of our products, such as rebates and product placement fees, are reflected as reductions of revenue. Sales incentives and other consideration that represent costs incurred by us for assets or services received, such as the appearance of our products in a customer's national circular advertisement, are reflected as sales and marketing expenses.

Allowances for Returns, Price Protection, Doubtful Accounts, and Inventory Obsolescence. We closely monitor and analyze the historical performance of our various titles, the performance of products released by other publishers and the anticipated timing of other releases in order to assess future demands of current and upcoming titles. Initial volumes shipped upon title launch and subsequent reorders are evaluated to ensure that quantities are sufficient to meet the demands from the retail markets but at the same time, are controlled to prevent excess inventory in the channel. We benchmark our units to be shipped to our customers using historical and industry data.

We may permit product returns from, or grant price protection to, our customers under certain conditions. In general, price protection refers to the circumstances when we elect to decrease the wholesale price of a product by a certain amount and, when granted and applicable, allows customers a credit against amounts owed by such customers to us with respect to open and/or future invoices. The conditions our customers must meet to be granted the right to return products or price protection are, among other things, compliance with applicable payment terms and consistent delivery to us of inventory and sell-through reports. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors. Management must make estimates of potential future product returns and price protection related to current period product revenue. We estimate the amount of future returns and price protection for current period product revenue utilizing historical experience and information regarding inventory levels and the demand and acceptance of our products by the end consumer. The following factors are used to estimate the amount of future returns and price protection for a particular title: historical performance of titles in similar genres, historical performance of the hardware platform, historical performance of the franchise, console hardware life cycle, our sales force and retail customer feedback, industry pricing, weeks of on-hand retail channel inventory, absolute quantity of on-hand retail channel inventory, our warehouse on-hand inventory levels, the title's recent sell-through history (if available), marketing trade programs, and competing titles. The relative importance of these factors varies among titles depending upon, among other items, genre, platform, seasonality, and sales strategy. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. Based upon historical experience we believe our estimates are reasonable. However, actual returns and price protection could vary materially from our allowance estimates due to a number of reasons including, among others, a lack of consumer acceptance of a title, the release in the same period of a similarly themed title by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of our revenue for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection. For example, a 1% change in our March 31, 2008 allowance for returns and price protection would impact net revenues by $1.3 million.

Similarly, management must make estimates of the uncollectibility of our accounts receivable. In estimating the allowance for doubtful accounts, we analyze the age of current outstanding account balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends, and changes in our customers' payment terms and their economic condition, as well as whether we can obtain sufficient credit insurance. Any significant changes in any of these criteria would affect management's estimates in establishing our allowance for doubtful accounts.

We value inventory at the lower of cost or market. We regularly review inventory quantities on hand and in the retail channel and record a provision for excess or obsolete inventory based on the future expected demand for our products. Significant changes in demand for our products would impact management's estimates in establishing our inventory provision.

Software Development Costs and Intellectual Property Licenses. Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.* Software development costs are capitalized once the technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "cost of sales—software royalties and amortization," capitalized costs when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to product development expense.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Commencing upon product release, capitalized software development costs are amortized to "cost of sales—software royalties and amortization" based on the ratio of current revenues to total projected revenues for the specific product, generally resulting in an amortization period of six months or less.

Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology, music or other intellectual property or proprietary rights in the development of our products. Depending upon the agreement with the rights holder, we may obtain the rights to use acquired intellectual property in multiple products over multiple years, or alternatively, for a single product. Prior to the related product's release, we expense, as part of "cost of sales—intellectual property licenses," capitalized intellectual property costs when we believe such amounts are not recoverable. Capitalized intellectual property costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation.

Commencing upon the related product's release, capitalized intellectual property license costs are amortized to "cost of sales—intellectual property licenses" based on the ratio of current revenues for the specific product to total projected revenues for all products in which the licensed property will be utilized. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

We evaluate the future recoverability of capitalized software development costs and intellectual property licenses on a quarterly basis. For products that have been released in prior periods, the primary evaluation criterion is actual title performance. For products that are scheduled to be released in future periods, the recoverability of capitalized software development costs is evaluated based on the expected performance of the specific products to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected product performance include: historical performance of comparable products developed with comparable technology; orders for the product prior to its release; and for any sequel product, estimated performance based on the performance of the product on which the sequel is based. As many of our intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property, and the rights holder's continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Additionally, as noted above, as many of our intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property and the rights holder's continued promotion and exploitation of the intellectual property. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Stock-Based Compensation Expense. On April 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment ("SFAS No. 123R"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to our employees and directors, including employee stock options and employee stock purchases made pursuant to the Employee Stock Purchase Plan based on estimated fair values. Stock-based compensation expense recognized under SFAS No. 123R for the years ended March 31, 2008, and 2007 was $53.6 million, and $25.5 million, respectively. See Note 14 for additional information.

We estimate the value of employee stock options on the date of grant using a binomial-lattice model. The fair value of a share-based payment as of the grant date estimated in accordance with this option pricing model depends upon our future stock price as well as assumptions concerning expected volatility, risk-free interest rate, and risk-adjusted stock return, and measures of employees' forfeiture, exercise, and post-vesting termination behavior. Statistical methods were used to estimate employee rank specific termination rates. These termination rates, in turn, were used to model the number of options that are expected to vest and employees' post-vesting termination behavior. Employee rank specific estimates of expected time-to-exercise ("ETTE") were used to reflect employee exercise behavior. ETTE was estimated by using statistical procedures to first estimate the conditional probability of exercise occurring during each time period, conditional on the option surviving to that time period and then using those probabilities to estimate ETTE. The model was calibrated by adjusting parameters controlling exercise and post-vesting termination behavior so that the measures output by the model matched values of these measures that were estimated from historical data. The weighted-average estimated value of employee stock options granted during the years ended March 31, 2008 and 2007 was $9.21 and $5.86, respectively, per share using the binomial-lattice model with the following weighted-average assumptions:

Employee and Director Options

For the years ended March 31,	2008	2007
Expected life (in years)	5.41	4.87
Risk free interest rate	4.70%	4.99%
Volatility	51%	54%
Dividend yield	—	—

To estimate volatility for the binomial-lattice model, we use methods or capabilities that are discussed in SFAS No. 123R and SAB No. 107. These methods included the implied volatility method, which is based upon the volatilities for exchange-traded options with respect to our stock, to estimate short-term volatility, the historical method which is based upon the annualized standard deviation of the instantaneous returns on Activision's stock during the option's contractual term, to estimate long-term volatility and a statistical model to estimate the transition or "mean reversion" from short-term volatility to long-term volatility. Based on these methods, for options granted during the year ended March 31, 2008, the expected stock price volatility ranged from 34% to 53%, with a weighted-average volatility of 51%. For options granted during the year ended March 31, 2007, the expected stock price volatility ranged from 38% to 56%, with a weighted average volatility of 54%.

Management's Discussion and Analysis of Financial Condition and Results of Operations

As was the case for volatility, the risk-free rate is assumed to change during the option's contractual period. As required by a binomial-lattice model, the risk-free rate reflects the interest from one time period to the next (the "forward rate") as opposed to the interest rate from the grant date to the given time period (the "spot rate"). Since we do not currently pay dividends and do not currently expect to pay them in the future, we have assumed that the dividend yield is zero.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is, as required by SFAS No. 123R, output by the binomial-lattice model. The expected life of employee stock options depends on all of the underlying assumptions and calibration of our model. The binomial-lattice model assumes that employees will exercise options when the stock price equals or exceeds an exercise boundary. The exercise boundary is not constant but continually declines as one approaches the option's expiration date. The exact placement of the exercise boundary depends on all of the model inputs as well as the measures that were used to calibrate the model to estimated measures of employees' exercise and termination behavior.

Stock-based compensation expense recognized in the Consolidated Statement of Operations is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

If factors change and we employ different assumptions in the application of SFAS No. 123R in future periods, the compensation expense that we record under SFAS No. 123R may differ significantly from what we have recorded in the current period.

Income Taxes. We record a tax provision for the anticipated tax consequences of the reported results of operations. In accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes,* the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized. Effective at the beginning of fiscal 2008, we adopted Financial Interpretation No. ("FIN") 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.* Further information may be found in Note 12.

Management believes it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the remaining deferred tax assets. In the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of FIN 48 and other complex tax laws. Resolution of these uncertainties in a manner inconsistent with management's expectations could have a material impact on our financial condition and operating results.

SELECTED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

The following table sets forth certain Consolidated Statements of Operations data for the periods indicated as a percentage of consolidated net revenues and also breaks down net revenues by territory, business segment, and platform, as well as operating income by business segment (amounts in thousands):

For the fiscal years ended March 31,	2008		2007		2006	
Net revenues	$2,898,136	100%	$1,513,012	100%	$1,468,000	100%
Costs and expenses:						
Cost of sales—product costs	1,240,605	43	799,587	52	734,874	50
Cost of sales—software royalties and amortization	294,279	10	132,353	9	147,822	10
Cost of sales—intellectual property licenses	110,551	4	46,125	3	57,666	4
Product development	269,535	9	133,073	9	132,651	9
Sales and marketing	308,143	10	196,213	13	283,395	19
General and administrative	195,409	7	132,514	9	96,366	7
Total costs and expenses	2,418,522	83	1,439,865	95	1,452,774	99
Income from operations	479,614	17	73,147	5	15,226	1
Investment income, net	51,254	1	36,678	2	30,630	2
Income before income tax provision	530,868	18	109,825	7	45,856	3
Income tax provision	185,985	6	24,038	1	5,605	—
Net income	$ 344,883	12%	$ 85,787	6%	$ 40,251	3%
Net Revenues by Territory:						
North America	$1,761,753	61%	$ 753,376	50%	$ 710,040	48%
Europe	1,037,257	36	718,973	47	717,494	49
Other	99,126	3	40,663	3	40,466	3
Total net revenues	$2,898,136	100%	$1,513,012	100%	$1,468,000	100%
Net Revenues by Segment/Platform Mix:						
Publishing:						
Console	$2,129,799	73%	$ 886,795	59%	$ 812,345	55%
Handheld	219,299	8	153,357	10	158,861	11
PC	156,068	5	78,886	5	183,457	13
Total publishing net revenues	2,505,166	86	1,119,038	74	1,154,663	79
Distribution:						
Console	268,794	9	238,662	16	196,413	13
Handheld	94,918	4	122,293	8	76,973	5
PC	29,258	1	33,019	2	39,951	3
Total distribution net revenues	392,970	14	393,974	26	313,337	21
Total net revenues	$2,898,136	100%	$1,513,012	100%	$1,468,000	100%
Operating Income (Loss) by Segment:						
Publishing	$ 461,718	16%	$ 64,076	4%	$ (6,715)	—%
Distribution	17,896	1	9,071	1	21,941	1
Total operating income	$ 479,614	17%	$ 73,147	5%	$ 15,226	1%

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS—FISCAL YEARS ENDED MARCH 31, 2008 AND 2007

Net Revenues We primarily derive revenue from sales of packaged interactive software games designed for play on video game consoles (such as the PS2, PS3, Xbox 360, and Wii), PCs, and handheld game devices (such as the NDS, and PSP). We also derive revenue from our distribution business in Europe that provides logistical and sales services to third-party publishers of interactive entertainment software, our own publishing operations and third-party manufacturers of interactive entertainment hardware.

The following table details our consolidated net revenues by business segment and our publishing net revenues by territory for the years ended March 31, 2008 and 2007 (amounts in thousands):

For the fiscal years ended March 31,	2008	2007	Increase/ (Decrease)	Percent Change
Publishing net revenues				
North America	$1,761,753	$ 753,376	$1,008,377	134%
Europe	644,287	324,999	319,288	98%
Other	99,126	40,663	58,463	144%
Total international	743,413	365,662	377,751	103%
Total publishing net revenues	2,505,166	1,119,038	1,386,128	124%
Distribution net revenues	392,970	393,974	(1,004)	0%
Consolidated net revenues	$2,898,136	$1,513,012	$1,385,124	92%

Consolidated net revenues increased 92% from $1,513.0 million for the fiscal year ended March 31, 2007 to $2,898.1 million for the fiscal year ended March 31, 2008.

In the second quarter fiscal 2008, we determined to recognize all of the net revenues from the sale of one of our titles, *Enemy Territory: Quake Wars* (which is primarily an online multiplayer PC game), on a deferred basis—straight-line over an estimated service period, which we estimate to be six months beginning the month after shipment. There is no impact to consolidated net revenues for the year ended March 31, 2008.

Overall, the increase in consolidated net revenues for the fiscal year ended March 31, 2008, was driven by the following:

- Our total publishing net revenues increased substantially by $1,386.1 million year over year. This is due to the strong performance of titles released during fiscal 2008 in each territory. During fiscal 2008, in the U.S., we grew our market share by 7.2 percent to a record 17.3 percent, were the number one console and handheld software publisher in dollars, and had three top-10 best-selling titles overall in dollars, according to The NPD Group. In particular, *Guitar Hero III: Legends of Rock,* was the number one best-selling game in the U.S. and Europe in dollars for fiscal 2008, according to The NPD Group, Charttrack, and Gfk. *Call of Duty 4: Modern Warfare* ended the fiscal year as the number two best-selling game worldwide in dollars, according to The NPD Group, Charttrack and Gfk. We have expanded our presence on the next-generation platforms through the increased number of premium-priced titles released on those platforms. This has further increased our publishing net revenues as the installed base of the next-generation platforms continues to expand. Other major worldwide releases contributing to the results were *Spider-Man 3, Shrek the Third, Bee Movie Game* as well as our new licensed intellectual property *TRANSFORMERS: The Game. Spider-Man 3* and *TRANSFORMERS: The Game* were the number one and number two best-selling movie based games in dollars worldwide for fiscal 2008, according to The NPD Group, Charttrack and Gfk. In fiscal 2007, our major releases included *Call of Duty 3, Guitar Hero 2, Marvel: Ultimate Alliance, Tony Hawk's Project 8, Over the Hedge, X-Men: Official Game, Shrek Smash n' Crash, Tony Hawk's Downhill Jam, World Series of Poker Tournament of Champions, Pimp My Ride,* and titles for our Cabela's History Channel and Barbie franchises.

- Changes in foreign exchange rates from a year-over-year strengthening of the Great Britain Pound ("GBP"), Euro ("EUR") and Australian Dollar ("AUD") in relation to the United States Dollar ("USD") increased reported net revenues by approximately $87.7 million for the year ended March 31, 2008. Excluding the impact of changing foreign currency rates, our consolidated net revenues increased 86% compared to prior year.

In fiscal 2009, we plan to publish *Guitar Hero: On Tour* for the NDS; *Guitar Hero: Aerosmith, Guitar Hero: Metallica,* and *Guitar Hero IV* across multiple platforms. We plan to release *Call of Duty 5,* and continue to expand our licensed titles such as *Kung Fu Panda, Madagascar: Escape 2 Africa, Monsters vs. Aliens, Marvel Ultimate Alliance 2,* our first James Bond title, *Quantum of Solace,* and several other titles. We also expect to increase our titles across multiple platforms to take advantage of the expected growth of different hardware platforms in fiscal 2009. As a result, we anticipate net revenues will increase in fiscal 2009 in comparison to the record net revenues achieved in fiscal 2008. However, such increases may be offset by the impact of revenue deferral described below.

When we plan our fiscal 2009 titles releases, we continue to monitor the development of online functionality (together with online transactions, such as electronics downloads of titles or product add-ons) and its significance to our products. Based on our current assessment of obligations with respect to the online functionality for certain of our fiscal 2009 titles on certain platforms, we expect that certain fiscal 2009 titles will contain online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the product, and that our performance obligations for these fiscal 2009 titles will extend beyond the sale of the game. Vendor-specific objective evidence of fair value does not exist for these online features, as we do not plan to separately charge for this component of these fiscal 2009 titles. As a result, we expect to recognize all of the revenue from the sale of these fiscal 2009 titles ratably over an estimated service period, which is currently estimated to be six months beginning the month after shipment. In addition, we expect to defer the costs of sales of these fiscal 2009 titles. We anticipate that, in fiscal 2009, we will likely defer approximately $350.0 million in net revenues and $150.0 million in costs of sales from the sale of these fiscal 2009 titles into fiscal 2010. Since most of these fiscal 2009 titles are planned to release in the third quarter fiscal 2009, we expect that a majority of revenues and costs of sales for these products will be deferred in the third quarter fiscal 2009, and recognized later in the calendar year 2009. However, the actual amount of revenues and costs of sales deferred will vary significantly depending upon the timing of the release of these fiscal 2009 titles and the sales volume of such products.

Management's Discussion and Analysis of Financial Condition and Results of Operations

NORTH AMERICA PUBLISHING NET REVENUES *(amounts in thousands)*

March 31, 2008	% of Consolidated Net Revenues	March 31, 2007	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$1,761,753	61%	$753,376	50%	$1,008,377	134%

North America publishing net revenues increased 134% from $753.4 million for the year ended March 31, 2007 to $1,761.8 million for the year ended March 31, 2008. The main revenue drivers for the year ended March 31, 2008 were *Guitar Hero III: Legends of Rock* and *Call of Duty 4: Modern Warfare. Guitar Hero III: Legends of Rock,* was the number one best-selling game in dollars in the U.S. for fiscal 2008, according to The NPD Group. *Call of Duty 4: Modern Warfare* ended the fiscal 2008 as the number three best-selling game in dollars in the U.S., according to The NPD Group. Other key revenue contributors during the year include *Guitar Hero II* for the Xbox 360, *Spider-Man 3, Shrek the Third,* and our new licensed intellectual property *TRANSFORMERS: The Game.*

North America publishing net revenues increased as a percentage of consolidated net revenues from 50% for the year ended March 31, 2007 to 61% for the year ended March 31, 2008. The increases in the percentages of total consolidated net revenues were a result of the stronger growth in net revenues for the publishing segment than that of the distribution segment during the year.

INTERNATIONAL PUBLISHING NET REVENUES *(amounts in thousands)*

March 31, 2008	% of Consolidated Net Revenues	March 31, 2007	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$743,413	26%	$365,662	24%	$377,751	103%

International publishing net revenues increased by 103% from $365.7 million for the year ended March 31, 2007 to $743.4 million for the year ended March 31, 2008. The increase in international publishing net revenues was primarily due to the increase in the number of titles released internationally in fiscal 2008, and the success of *Guitar Hero III: Legends of Rock* and *Call of Duty 4: Modern Warfare.* We also grew our European market share from 4.8 percent to 7.4 percent during fiscal 2008, according to Charttrack and Gfk.

International publishing net revenues were further increased by a year over year strengthening of the EUR, AUD, and GBP in relation to the USD of approximately $63.0 million for the year ended March 31, 2008 as compared to the year ended March 31, 2007. Excluding the impact of changing foreign currency rates, our international publishing net revenues increased 86% year over year. As a percentage of consolidated net revenues, international publishing net revenues increased slightly from 24% for the year ended March 31, 2007 to 26% for the year ended March 31, 2008. The slight increase in the percentage of total consolidated net revenues was a result of the stronger growth in net revenues for the publishing segment than that of the distribution segment during the year.

PUBLISHING NET REVENUES BY PLATFORM Publishing net revenues increased 124% from $1,119.0 million for the year ended March 31, 2007 to $2,505.2 million for the year ended March 31, 2008. The following table details our publishing net revenues by platform and as a percentage of total publishing net revenues for the years ended March 31, 2008 and 2007 (amounts in thousands):

Publishing Net Revenues

	Year Ended March 31, 2008	% of Publishing Net Revs	Year Ended March 31, 2007	% of Publishing Net Revs	Increase/ (Decrease)	Percent Change
PC	$ 156,068	6%	$ 78,886	7%	$ 77,182	98%
Console						
Sony PlayStation 3	313,123	13%	53,842	5%	259,281	482%
Sony PlayStation 2	716,922	29%	500,927	45%	215,995	43%
Microsoft Xbox 360	785,476	31%	200,394	18%	585,082	292%
Nintendo Wii	309,867	12%	54,636	5%	255,231	467%
Other	4,411	—%	76,996	7%	(72,585)	(94)%
Total console	2,129,799	85%	886,795	80%	1,243,004	140%
Handheld	219,299	9%	153,357	13%	65,942	43%
Total publishing net revenues	$2,505,166	100%	$1,119,038	100%	$1,386,128	124%

Personal Computer Net Revenues *(amounts in thousands)*

March 31, 2008	% of Publishing Net Revenues	March 31, 2007	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$156,068	6%	$78,886	7%	$77,182	98%

Net revenues from sales of titles for the PC increased 98% from $78.9 million for the year ended March 31, 2007 to $156.1 million for the year ended March 31, 2008. The increases were primarily due to the strong performance of our fiscal 2008 PC release of *Call of Duty 4: Modern Warfare.* For fiscal 2008, *Call of Duty 4: Modern Warfare* was the number one PC title in dollars worldwide, according to The NPD Group, Charttrack and Gfk. The increase also resulted from an increased number of titles, both mainline titles and value titles, released on the PC. This compares to fiscal 2007 where net revenues were primarily derived from catalog sales of *Call of Duty 2, Quake 4* and *The Movies*, as well as revenues from our European affiliate title LucasArts' *Lego Star Wars II: The Original Trilogy.*

We plan to release several key titles on the PC in fiscal 2009, however, we anticipate net revenues from the PC to be partially offset by the impact of revenue deferral as previously discussed.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Sony PlayStation 3 Net Revenues *(amounts in thousands)*

March 31, 2008	% of Publishing Net Revenues	March 31, 2007	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$313,123	13%	$53,842	5%	$259,281	482%

The PS3 was released in North America in November 2006 and in Europe in March 2007. With more than a full year for the installed base of the PS3 to expand, and our increased number of titles available on the PS3, net revenues from sales of titles for the PS3 increased 482% from $53.8 million, or 5% of publishing net revenues for the year ended March 31, 2007 to $313.1 million, or 13% of publishing net revenues for the year ended March 31, 2008. The increase was primarily attributable to the success of *Call of Duty 4: Modern Warfare,* which was the number one best-selling title in dollars on the PS3, according to The NPD Group. Further, the increased number of titles available on the PS3 has increased our revenues from this platform. We released eight titles on the PS3 during fiscal 2008 as compared to three titles for fiscal 2007. During fiscal 2008, we released *Guitar Hero III: Legends of Rock, Call of Duty 4: Modern Warfare, Spider-Man 3, TRANSFORMERS: The Game, Tony Hawk's Proving Ground, Soldier of Fortune: Payback, History Channel: Battle for the Pacific,* and our European affiliate title LucasArts' *Lego Star Wars: The Complete Saga* on the PS3. This compares to the third quarter fiscal 2007 releases of *Call of Duty 3, Marvel: Ultimate Alliance* and *Tony Hawk's Project 8.*

Over the last 12 months, Sony has cut prices and introduced lower priced models of the PS3 hardware. These price reductions have grown the installed base of the PS3, which combined with our strong slate of titles led to a significant increase in net revenues on the PS3 platform. We expect net revenues from sales of titles for the PS3 to continue to increase as we plan to increase our releases on the PS3 to take advantage of the expected growth of the hardware installed base, however, we anticipate such increase will be partially offset by the impact of revenue deferral as previously discussed.

Sony PlayStation 2 Net Revenues *(amounts in thousands)*

March 31, 2008	% of Publishing Net Revenues	March 31, 2007	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$716,922	29%	$500,927	45%	$215,995	43%

In general, there was an overall decline in industry sales of titles for the PS2 as more consumers migrated to the next-generation platforms as compared to the prior year. However, net revenues from sales of our titles for the PS2 increased 43% from $500.9 million for the year ended March 31, 2007 to $716.9 million for the year ended March 31, 2008. The key titles impacting the fiscal 2008 results were *Guitar Hero III: Legends of Rock, Spider-Man: Friend or Foe, Bee Movie Game, Tony Hawk's Proving Ground, Guitar Hero: Rocks the 80s, Spider-Man 3, Shrek the Third,* and *TRANSFORMERS: The Game* and the continued momentum for our fiscal 2007 third quarter titles. This compares to the titles released in fiscal 2007 such as *Call of Duty 3,* the number three title overall in dollars for the third quarter fiscal 2007, according to The NPD Group, and *Guitar Hero II* (game and accessories), the number one best-selling title in dollars on the PS2 platform for the third quarter fiscal 2007 per The NPD Group. Also, in fiscal 2007, we released *Marvel: Ultimate Alliance, Over the Hedge, Tony Hawk's Project 8, X-Men: The Official Game, Shrek Smash n' Crash Racing* and our European affiliate title, LucasArts' *Star Wars Lego 2.* As a percentage of publishing net revenues, net revenues from the PS2 decreased from 45% for the year ended March 31, 2007 to 29% for the year ended March 31, 2008. This was mainly attributable to the growth of net revenues from the next-generation platforms at a faster pace than revenues from the PS2.

Although we expect net revenues from sales of titles for the PS2 to decline over time as consumers transition to the next-generation platforms, we expect significant net revenues for the PS2 for fiscal 2009 as we plan to develop and release many of our key titles on this platform.

Microsoft Xbox 360 Net Revenues *(amounts in thousands)*

March 31, 2008	% of Publishing Net Revenues	March 31, 2007	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$785,476	31%	$200,394	18%	$585,082	292%

Net revenues from sales of titles for the Xbox 360 increased 292% from $200.4 million for the year ended March 31, 2007 to $785.5 million for the year ended March 31, 2008. As a percentage of publishing net revenues, net revenues from sales of titles for the Xbox 360 increased from 18% for the year ended March 31, 2007 to 31% for the year ended March 31, 2008. These increases are due to the growing installed base for the Xbox 360, as well as an increase in the number of new titles we released. In fiscal 2008, we released 17 titles for this platform, and the key revenue drivers were *Guitar Hero III: Legends of Rock* which was the number one best-selling game in dollars in the U.S. and Europe, and *Call of Duty 4: Modern Warfare* which was the number two best-selling game in dollars worldwide, according to The NPD Group, Charttrack, and Gfk. Other major titles released on the Xbox 360 in fiscal 2008 such as *Tony Hawk's Proving Ground, Guitar Hero II, Spider-Man 3,* and *TRANSFORMERS: The Game* also contributed to the increase in revenues. This compares to our fiscal 2007 releases of 10 titles for this platform, three of which, *Call of Duty 3, Tony Hawk's Project 8* and *Marvel: Ultimate Alliance* ranked among the top 10 Xbox 360 titles during the third quarter fiscal 2007, according to The NPD Group.

In August 2007, Microsoft announced a reduction of the retail price of the Xbox 360 by $50 in the U.S. market and by EUR 50 in European markets. These price reductions have grown the installed base of the Xbox 360, which combined with our strong slate of titles led to a significant increase in net revenues on the Xbox 360 platform. We expect net revenues from sales of titles for the Xbox 360 to continue to increase as we plan several key releases on the Xbox 360 to take advantage of the expected growth of the hardware installed base, however, we anticipate such increase will be partially offset by the impact of revenue deferral as previously discussed.

Nintendo Wii Net Revenues *(amounts in thousands)*

March 31, 2008	% of Publishing Net Revenues	March 31, 2007	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$309,867	12%	$54,636	5%	$255,231	467%

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Wii was released in November 2006 and quickly gained strong consumer acceptance due to its innovative controller and mass market appeal. With more than a full year of expanding the installed base of the Wii and our increased number of new titles on the Wii, net revenues from the sales of titles for the Wii increased to $309.9 million for the year ended March 31, 2008 from $54.6 million for the year ended March 31, 2007. As a percentage of publishing net revenues, net revenues from the sales of titles for the Wii increased from 5% to 12% year over year. We released the first version of *Guitar Hero* for the Wii, *Guitar Hero III: Legends of Rock* in the third quarter fiscal 2008 which was the main contributor to our net revenues on the platform and the primary reason for the increase in net revenues from sales of Wii titles for the year ended March 31, 2008. Further, we have released 14 other Wii titles during fiscal 2008 as compared to five Wii titles released during fiscal 2007. Some of the titles we released during fiscal 2008 were *Bee Movie Game, Spider-Man: Friend or Foe, Tony Hawk's Proving Ground, Dancing with the Stars, Barbie Island Princess, Cabela's: Big Game Hunter 2008* and, in Europe our affiliate LucasArt's titles, *Thrillville: Off the Rails,* and *Lego Star Wars: The Complete Saga.* This compares to the five titles concurrently released with the release of the Wii in November 2006, *Call of Duty 3, Marvel: Ultimate Alliance, World Series of Poker: Tournament of Champions, Rapala Tournament Fishing,* and *Tony Hawk's Downhill Jam.*

We expect net revenues from sales of titles for the Wii to continue to increase as we plan key releases on the Wii for the expected growth of the hardware installed base, however, we anticipate such increase will be partially offset by the impact of revenue deferral as previously discussed.

Handheld Net Revenues *(amounts in thousands)*

March 31, 2008	% of Publishing Net Revenues	March 31, 2007	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$219,299	9%	$153,357	13%	$65,942	43%

Net revenues from sales of titles for the handheld platforms increased 43% from $153.4 million for the year ended March 31, 2007 to $219.3 million for the year ended March 31, 2008. During fiscal 2008, we have released more "big proposition" titles which contributed to the increase in net revenues. The increase in net revenues was primarily due to the releases of *Bee Movie Game, Call of Duty 4: Modern Warfare, Spider-Man: Friend or Foe, Shrek: Ogres and Donkeys, TRANSFORMERS: The Game* on the PSP, *TRANSFORMERS: Decepticon* and *TRANSFORMERS: Autobots* exclusively on the NDS, and our European releases of two LucasArts' titles, *Thrillville: Off the Rails,* and *Lego Star Wars: The Complete Saga.* This compares to the fiscal 2007 releases of *Tony Hawk's Downhill Jam, Over the Hedge: Hammy Goes Nuts!, Barbie and the 12 Dancing Princesses, Marvel: Ultimate Alliance, Spider-Man: Battle for New York, Over the Hedge, X-Men: The Official Game, World Series of Poker: Tournament of Champions* and *Rapala Trophies* and our European affiliate title, LucasArts' *Lego Star Wars II: The Original Trilogy.* As a percentage of publishing net revenues, net revenues from handheld platforms decreased from 13% for the year ended March 31, 2007 to 9% for the year ended March 31, 2008. This was mainly attributable to the growth of net revenues from the Guitar Hero titles on the next-generation platforms and the Guitar Hero titles were not yet available on the handheld platforms during fiscal 2008. Our first Guitar Hero title on the handheld platform will be released in fiscal 2009.

With the installed base of the NDS and PSP continuing to increase and our increasing presence on handheld platform, such as *Guitar Hero: On Tour,* and several other titles, we expect fiscal 2009 handheld net revenues to continue to increase year over year.

Overall The platform mix of our future publishing net revenues will likely be impacted by a number of factors, including the ability of hardware manufacturers to continue to increase their installed hardware base for the next-generation platforms, as well as the performance of key product releases from our product release schedule. According to The NPD Group, we were the number one console and handheld software publisher in dollars for fiscal 2008. Additionally, *Guitar Hero III: Legends of Rock*, was the number one best-selling game in dollars in the U.S. and Europe for fiscal 2008, according to The NPD Group, Charttrack, and Gfk. *Call of Duty 4: Modern Warfare* ended the fiscal year as the number two best-selling game worldwide in units, with sell-through of more than 9 million units to date, according to The NPD Group, Charttrack and Gfk. In fiscal 2008, both the Guitar Hero and Call of Duty franchises surpassed a billion dollars in life to date net revenues.

A significant portion of our revenues and profits are derived from a relatively small number of popular titles and franchises each year, so revenues and profits are significantly affected by our ability to release highly successful "hit" titles. For example, for the year ended March 31, 2008, 65% of our consolidated net revenues and 75% of publishing net revenues were derived from net revenues from three franchises. This revenue concentration reflects an industry-wide trend, with market share of the top 10 titles of calendar year 2007 doubling versus a year ago, according to The NPD Group. For fiscal 2008, we published three top-10 best-selling titles in dollars overall, according to The NPD Group. Though many of our titles have substantial production or acquisition costs and marketing budgets, once a title recoups these costs, incremental net revenues directly and positively impact operating profits resulting in a disproportionate amount of operating income being derived from these select titles. We expect that a limited number of titles and franchises will continue to produce a disproportionately large amount of our net revenues and profits.

Three key factors that could affect future publishing and distribution net revenues performance are console hardware pricing, software pricing, and transitions in console platforms. As console hardware moves through its life cycle, hardware manufacturers typically enact price reductions. Reductions in the price of console hardware typically result in an increase in the installed base of hardware owned by consumers. Historically, we have also seen that lower console hardware prices put downward pressure on software pricing. However, we expect console software launch pricing for the next-generation platforms to hold at current levels as a result of the strong consumer acceptance of these price points that has occurred since the launch of the next-generation platforms and the greater product capability and entertainment value of next generation titles. We continue to expect software launch pricing on the PS2 to hold at $39.99 for top titles on this platform.

DISTRIBUTION NET REVENUES *(amounts in thousands)*

March 31, 2008	% of Consolidated Net Revenues	March 31, 2007	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$392,970	14%	$393,974	26%	$(1,004)	0%

Distribution net revenues for the year ended March 31, 2008 decreased slightly from $394.0 million to $393.0 million year over year. Foreign exchange rates increased reported distribution net revenues by approximately $24.7 million for the year ended March 31, 2008. Excluding the impact of the changing foreign currency rates, our distribution net revenues decreased $25.7 million or 7% year over year. The decrease in absolute dollars of distribution net revenues for the year ended March 31, 2008 was primarily due to the effect of the

Management's Discussion and Analysis of Financial Condition and Results of Operations

termination of a significant customer, which outweighed the beneficial effect of foreign currency rates. Distribution net revenues as a percentage of consolidated net revenues decreased from 26% for the year ended March 31, 2007 to 14% for the year ended March 31, 2008, primarily due to the significant increase in publishing net revenues.

The mix of distribution net revenues between hardware and software sales varied slightly year over year with approximately 26% of distribution net revenues from hardware sales for the year ended March 31, 2008 as compared to 17% for the year ended March 31, 2007. The mix of future distribution net revenues will be driven by a number of factors including the occurrence of further hardware price reductions instituted by hardware manufacturers, and our ability to establish and maintain distribution agreements with hardware manufacturers, third-party software publishers and retail customers. For fiscal 2009, we expect distribution net revenues to decrease in absolute dollars due to the full year effect of the termination of the significant customer when compared to fiscal 2008.

Costs and Expenses

COST OF SALES—PRODUCT COSTS *(amounts in thousands)*

March 31, 2008	% of Consolidated Net Revenues	March 31, 2007	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$1,240,605	43%	$799,587	52%	$441,018	55%

"Cost of sales—product costs" increased 55% from $799.6 million for the year ended March 31, 2007 to $1,240.6 million for the year ended March 31, 2008. "Cost of sales—product costs" increased as a result of the revenue growth in our publishing businesses. "Cost of sales—product costs" as a percentage of consolidated net revenues decreased from 52% for the year ended March 31, 2007 to 43% for year ended March 31, 2008. The decrease in "cost of sales—product costs" as a percentage of consolidated net revenues was partially due to a higher percentage of net revenues for fiscal 2008 as compared to fiscal 2007, relating to our publishing business which in general carries a lower percentage "cost of sales—product costs" than our distribution business. Net revenues from our publishing business was 86% of total net revenues for the year ended March 31, 2008 as compared to 74% for the year ended March 31, 2007. As we increase our presence on the next-generation platforms, publishing net revenues during fiscal 2008 included a larger mix of next-generation product sales which carries lower product costs than the other console platforms.

We expect "cost of sales—product costs" as a percentage of consolidated net revenues for fiscal 2009 to be about in line with fiscal 2008.

COST OF SALES—SOFTWARE ROYALTIES AND AMORTIZATION *(amounts in thousands)*

March 31, 2008	% of Publishing Net Revenues	March 31, 2007	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$294,279	12%	$132,353	12%	$161,926	122%

"Cost of sales—software royalties and amortization" as a percentage of publishing net revenues for the year ended March 31, 2008 remained constant from the prior fiscal year at 12%. In absolute dollars, "cost of sales—software royalties and amortization" increased from $132.4 million for the year ended March 31, 2007 to $294.3 million for the year ended March 31, 2008. The increase was the result of a larger slate of titles released leading to an increase in net revenues during fiscal 2008 when compared to fiscal 2007.

For fiscal 2009, we expect "costs of sales—software royalties and amortization" as a percentage of publishing net revenues to be about in line with fiscal 2008 levels.

COST OF SALES—INTELLECTUAL PROPERTY LICENSES *(amounts in thousands)*

March 31, 2008	% of Publishing Net Revenues	March 31, 2007	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$110,551	4%	$46,125	4%	$64,426	140%

"Cost of sales—intellectual property licenses" increased in absolute dollars from $46.1 million for the year ended March 31, 2007 to $110.6 million for the year ended March 31, 2008 and remained constant as a percentage of publishing net revenues over the last fiscal year. This was primarily the result of the increase in net revenues and a larger movie slate with higher overall intellectual property costs, offset on a percentage of publishing net revenues by the larger growth of net revenues from titles of our wholly-owned intellectual properties, such as *Guitar Hero III: Legends of Rock* and *Call of Duty 4: Modern Warfare,* which do not have significant intellectual property costs.

For fiscal 2009, we expect "costs of sales—intellectual property licenses" as a percentage of publishing net revenues to be about in line with fiscal 2008 levels.

PRODUCT DEVELOPMENT *(amounts in thousands)*

March 31, 2008	% of Publishing Net Revenues	March 31, 2007	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$269,535	11%	$133,073	12%	$136,462	103%

Product development expenses of $269.5 million and $133.1 million represented 11% and 12% of publishing net revenues for the years ended March 31, 2008 and 2007, respectively. The increase in product development expenses primarily resulted from costs incurred during fiscal 2008 to support the greater number of new titles in development, the more technologically advanced nature of those titles, the development costs of those titles that have not yet reached technological feasibility, and exceptional title performance during fiscal 2008 leading to increased costs for studio performance incentive plans.

For fiscal 2009, we expect product development expenses as a percentage of publishing net revenues to be about in line with fiscal 2008 levels.

Management's Discussion and Analysis of Financial Condition and Results of Operations

SALES AND MARKETING *(amounts in thousands)*

March 31, 2008	% of Consolidated Net Revenues	March 31, 2007	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$308,143	10%	$196,213	13%	$111,930	57%

Sales and marketing expenses of $308.1 million and $196.2 million represented 10% and 13% of consolidated net revenues for the years ended March 31, 2008 and 2007, respectively. The increases in absolute dollars were a result of higher spending associated with several larger and successful releases particularly in the third quarter fiscal 2008 and the movie-based releases in the first quarter fiscal 2008, and several marketing programs conducted in the fourth quarter fiscal 2008. As a result of the success of our title releases, our consolidated net revenues increased by a higher percentage than sales and marketing expenses which led to the decrease of sales and marketing expenses as a percentage of consolidated net revenues.

For fiscal 2009, we expect sales and marketing expenses as a percentage of consolidated net revenues to increase when compared to fiscal 2008 levels because of the effect of revenue deferral as previously discussed and the expected spending increases on sales and marketing to grow market share internationally and to support a larger slate of titles planned in fiscal 2009.

GENERAL AND ADMINISTRATIVE *(amounts in thousands)*

March 31, 2008	% of Consolidated Net Revenues	March 31, 2007	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$195,409	7%	$132,514	9%	$62,895	47%

General and administrative expenses of $195.4 million and $132.5 million represented 7% and 9% of consolidated net revenues for the years ended March 31, 2008 and 2007, respectively. Expenses were higher than prior year primarily due to an increase in headcount related costs due to the expansion of RedOctane to support the growth of the Guitar Hero titles, increased bonus accruals due to strong financial performances of the Company, costs related to Activision's pending merger with Vivendi Games, the consolidation and related amortization of intangibles related to DemonWare and Bizarre Creations (acquired in May 2007 and September 2007, respectively) included in our results of operations, and the impact of changes in foreign currency rates.

For fiscal 2009, we expect general and administrative expenses as a percentage of consolidated net revenues to increase when compared to fiscal 2008 levels because of the effect of revenue deferral as previously discussed although the expenses are expected to be about in line with fiscal 2008.

OPERATING INCOME *(amounts in thousands)*

	March 31, 2008	% of Segment/ Consolidated Net Revs	March 31, 2007	% of Segment/ Consolidated Net Revs	Increase/ (Decrease)	Percent Change
Publishing	$461,718	18%	$64,076	6%	$397,642	621%
Distribution	17,896	5%	9,071	2%	8,825	97%
Consolidated	$479,614	17%	$73,147	5%	$406,467	556%

Publishing operating income for the year ended March 31, 2008 increased $397.6 million from $64.1 million for fiscal 2007 to $461.7 million for fiscal 2008. The increase was primarily due to:

- The strong performance of our fiscal 2008 titles, leading to the substantial growth in our publishing segment which in general has a higher operating margin than our distribution segment.
- Cost control relative to significant growth in net revenues.

Distribution operating income for the year ended March 31, 2008 increased over the last fiscal year, from $9.1 million to $17.9 million. The results from the distribution business have improved primarily due to the effect of foreign currency rates, higher operating margin as a result of the termination of a significant customer that generated limited operating income, and the strong performance of Activision titles for the year ended March 31, 2008.

INVESTMENT INCOME, NET *(amounts in thousands)*

March 31, 2008	% of Consolidated Net Revenues	March 31, 2007	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$51,254	2%	$36,678	2%	$14,576	40%

Investment income, net for the year ended March 31, 2008 was $51.3 million as compared to $36.7 million for the year ended March 31, 2007. The increase was primarily due to higher yields earned on our increasing portfolio of investments and cash equivalents, and a net realized gain in the fourth quarter fiscal 2008 of $1.1 million on the sale of investments.

PROVISION FOR INCOME TAXES *(amounts in thousands)*

March 31, 2008	% of Pre Tax Income	March 31, 2007	% of Pre Tax Income	Increase/ (Decrease)	Percent Change
$185,985	35%	$24,038	22%	$161,947	674%

Management's Discussion and Analysis of Financial Condition and Results of Operations

The income tax provision of $186.0 million for the year ended March 31, 2008 reflects our effective income tax rate of 35%. While our effective income tax rate for the year equals our statutory rate there are certain items that would normally generate a variance between the two rates. Those items are the federal and state research and development tax credits and the impact of foreign tax rate differentials partially offset by state taxes. However, the net effect for the year is approximately zero.

The aforementioned effective income tax rate for the year ended March 31, 2008 of 35% differs from our effective income tax rate of 22% for the year ended March 31, 2007 due to an increase in pretax income for fiscal 2008 versus the pretax income for fiscal 2007, without a corresponding increase in the benefit of book/tax differences. The lower effective income tax rate in fiscal 2007 was also due to the reversal of valuation allowance.

Net Income Net income for the year ended March 31, 2008 was $344.9 million or $1.10 per diluted earnings per share, as compared to net income of $85.8 million or $0.28 per diluted earnings per share for the year ended March 31, 2007.

RESULTS OF OPERATIONS—FISCAL YEARS ENDED MARCH 31, 2007 AND 2006

Net Revenues The following table details our consolidated net revenues by business segment and our publishing net revenues by territory for the years ended March 31, 2007 and 2006 (amounts in thousands):

For the fiscal years ended March 31,	2007	2006	Increase/ (Decrease)	Percent Change
Publishing net revenues				
North America	$ 753,376	$ 710,040	$ 43,336	6%
Europe	324,999	404,157	(79,158)	(20)%
Other	40,663	40,466	197	—%
Total international	365,662	444,623	(78,961)	(18)%
Total publishing net revenues	1,119,038	1,154,663	(35,625)	(3)%
Distribution net revenues	393,974	313,337	(80,637)	26%
Consolidated net revenues	$1,513,012	$1,468,000	$ 45,012	3%

The increase in consolidated net revenues for fiscal 2007 was driven by the following:

- Strong performance of our North American publishing unit led to a year-over-year increase in net revenues of $43.3 million or 6%. In the third quarter fiscal 2007, we released a focused but high-quality slate of titles, which resulted in strong consumer demand for our new releases in the third quarter, continuing reorders in the fourth quarter and strong price realization. In fiscal 2007, our major releases included *Call of Duty 3, Guitar Hero 2, Marvel: Ultimate Alliance, Tony Hawk's Project 8, Over the Hedge, X-Men: Official Game, Shrek Smash n' Crash, Tony Hawk's Downhill Jam, Series of Poker Tournament of Champions, Pimp My Ride,* and titles for our Cabela's History Channel and new Barbie franchises. In fiscal 2006, we released the following major releases: *Doom 3* for the Xbox, *Madagascar, Fantastic Four, Ultimate Spider-Man, X-Men Legends II, THAW, Call of Duty 2, Call of Duty 2: Big Red One, GUN, True Crime: New York City, Quake 4, Shrek SuperSlam, The Movies, Cabela's Dangerous Hunts 2,* and *World Series of Poker.*

- An increase in net revenues from our distribution business due to a stronger release schedule for certain third-party publishers, higher revenues from hardware sales related to the launch of PS3 and Nintendo Wii, as well as ongoing sales of NDS and PSP, and the addition of a significant new customer in the second quarter fiscal 2007.
- Impact of the year over year strengthening of the GBP, EUR and AUD in relation to the USD. Foreign exchange rates increased reported net revenues by approximately $51.6 million or 4% for the year ended March 31, 2007. Excluding the impact of changing foreign currency rates, our consolidated net revenues remained about in line with prior year.

Partially offset by:

- A decrease in publishing net revenues from our European publishing operations primarily due to a more focused slate in fiscal 2007, and a decrease in our affiliate business as only one title, LucasArts' *Star Wars Lego 2* was released in 2007, whereas two strong affiliate titles, LucasArts' *Star Wars: Episode III Revenge of the Sith* and LucasArts' *Star Wars Battlefront II,* were released in fiscal 2006.

NORTH AMERICA PUBLISHING NET REVENUES *(amounts in thousands)*

March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$753,376	50%	$710,040	48%	$43,336	6%

North America publishing net revenues increased 6% from $710.0 million for the year ended March 31, 2006 to $753.4 million for the year ended March 31, 2007. Although the company released fewer titles in fiscal 2007, the high-quality slate drove strong consumer demand and enabled the company to maintain pricing and record lower provisions for returns and price protection than in fiscal 2006. Net revenues were impacted by strong performances from *Guitar Hero 2, Call of Duty 3, Marvel: Ultimate Alliance* and *Tony Hawk's Project 8.* North America publishing net revenues increased as a percentage of consolidated net revenues from 48% for the year ended March 31, 2006 to 50% for the year ended March 31, 2007. The increase in the percentage of consolidated net revenues is due to a combination of strong performance in North America and a decrease in our international publishing net revenues due to a smaller slate and a decrease in the number of affiliate titles in Europe released in fiscal 2007.

INTERNATIONAL PUBLISHING NET REVENUES *(amounts in thousands)*

March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$365,662	24%	$444,623	30%	$(78,961)	(18)%

Management's Discussion and Analysis of Financial Condition and Results of Operations

International publishing net revenues decreased by 18% from $444.6 million for the year ended March 31, 2006 to $365.7 million for the year ended March 31, 2007. Additionally, international publishing net revenues as a percentage of consolidated net revenues decreased from 30% for the year ended March 31, 2006 to 24% for the year ended March 31, 2007. The decrease in international publishing net revenues was primarily due to the decrease in the number of titles released internationally in fiscal 2007. Additionally, in Europe, our net revenues were impacted by a decrease in revenues from our affiliate titles. Fiscal 2006 included the successful LucasArts' titles, *Star Wars: Revenge of the Sith* and *Star Wars Battlefront II,* while fiscal 2007 included one major affiliate label release, LucasArts' *Lego Star Wars II: The Original Trilogy.* The decrease in international publishing net revenues was partially offset by a year-over-year strengthening of the EUR and the GBP in relation to the USD, which increased reported net revenues for fiscal 2007 by approximately $24.2 million. Excluding the impact of changing foreign currency rates, our international publishing net revenues decreased 23% year over year.

PUBLISHING NET REVENUES BY PLATFORM Publishing net revenues decreased 3% from $1,154.7 million for the year ended March 31, 2006 to $1,119.0 million for the year ended March 31, 2007. The following table details our publishing net revenues by platform and as a percentage of total publishing net revenues for the years ended March 31, 2007 and 2006 (amounts in thousands):

Publishing Net Revenues

	Year Ended March 31, 2007	% of Publishing Net Revs	Year Ended March 31, 2006	% of Publishing Net Revs	Increase/ (Decrease)	Percent Change
PC	$ 78,886	7%	$ 183,457	16%	$(104,571)	(57)%
Console						
Sony PlayStation 3	53,842	5%	—	—%	53,842	n/a
Sony PlayStation 2	500,927	45%	422,239	36%	78,688	19%
Microsoft Xbox 360	200,394	18%	102,809	9%	97,585	95%
Microsoft Xbox	54,232	5%	205,864	18%	(151,632)	(74)%
Nintendo Wii	54,636	5%	—	—%	54,636	n/a
Nintendo GameCube	22,761	2%	80,964	7%	(58,203)	(72)%
Other	3	—%	469	—%	(466)	(99)%
Total console	886,795	80%	812,345	70%	74,450	9%
Handheld						
Game Boy Advance	48,478	4%	79,738	7%	(31,260)	(39)%
PlayStation Portable	49,931	4%	52,016	5%	(2,085)	(4)%
Nintendo Dual Screen	54,948	5%	27,107	2%	27,841	103%
Total handheld	153,357	13%	158,861	14%	(5,504)	(3)%
Total publishing net revenues	$1,119,038	100%	$1,154,663	100%	$ (35,625)	(3)%

Personal Computer Net Revenues *(amounts in thousands)*

March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$78,886	7%	$183,457	16%	$(104,571)	(57)%

Net revenues from sales of titles for the PC decreased 57% from $183.5 million and 16% of publishing net revenues for the year ended March 31, 2006 to $78.9 million and 7% of publishing net revenues for the year ended March 31, 2007. The decreases were primarily due to the strong performance of our fiscal 2006 PC releases, as well as a decrease in the number of titles released for the PC during fiscal 2007 as compared to fiscal 2006. In fiscal 2006, we released the highly successful PC title, *Call of Duty 2,* which was ranked by NPD Funworld as the number two best-selling PC title in the United States for the third quarter fiscal 2006, as well as *Quake 4, The Movies,* and *Doom 3: Resurrection of Evil.* This compares to fiscal 2007 where net revenues were primarily derived from catalog sales of *Call of Duty 2, Quake 4* and *The Movies,* as well as revenues from our European affiliate title LucasArts' *Lego Star Wars II: The Original Trilogy.*

Sony PlayStation 3 Net Revenues *(amounts in thousands)*

March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$53,842	5%	$—	—%	$53,842	n/a

The PS3 was released in November 2006 in North America and in March 2007 in Europe. Consistent with our goal of having a significant presence at the launch of each new platform, we released three titles concurrently with the hardware releases: *Call of Duty 3, Marvel: Ultimate Alliance,* and *Tony Hawk's Project 8.* All of these titles were released at premium retail pricing (i.e. $59.99 in the United States).

Sony PlayStation 2 Net Revenues *(amounts in thousands)*

March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$500,927	45%	$422,239	36%	$78,688	19%

Net revenues from sales of titles for the PS2 increased 19% from $422.2 million for the year ended March 31, 2006 to $500.9 million for the year ended March 31, 2007. Although we released a fewer number of major titles for the PS2 in fiscal 2007, the strong performance of these releases, particularly the PS2 exclusive title *Guitar Hero 2,* resulted in higher net revenues in absolute dollars and as a percentage of publishing net revenues. The key titles impacting the fiscal 2007 results were *Call of Duty 3,* the #3 title overall for the third quarter fiscal 2007, according to NPD Funworld, and *Guitar Hero 2* (game and accessories), the #1 best selling title on the PS2 platform for the third

Management's Discussion and Analysis of Financial Condition and Results of Operations

quarter fiscal 2007 per NPD Funworld. In addition, we released *Marvel: Ultimate Alliance, Over the Hedge, Tony Hawk's Project 8, X-Men: The Official Game, Shrek Smash n' Crash Racing* and our European affiliate title, LucasArts' *Star Wars Lego 2.* This compares to fiscal 2006 where we released the PS2 titles *Call of Duty 2: Big Red One, Tony Hawk's American Wasteland, Shrek SuperSlam, GUN, True Crime: New York City, Madagascar, Fantastic Four, X-Men Legends 2, Ultimate Spider-Man* and two affiliate titles in Europe, LucasArts' *Star Wars: Revenge of the Sith* and *Star Wars Battlefront II.*

Microsoft Xbox 360 Net Revenues *(amounts in thousands)*

March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$200,394	18%	$102,809	9%	$97,585	95%

Net revenues from sales of titles for the Xbox 360 increased 95% from $102.8 million for the year ended March 31, 2006 to $200.4 million for the year ended March 31, 2007. As a percentage of publishing net revenues, net revenues from sales of titles for the Xbox 360 doubled from 9% for the year ended March 31, 2006 to 18% for the year ended March 31, 2007. These increases are due to the growing installed base for the Xbox 360, as well as an increase in the number of titles released. In fiscal 2007, we released 10 titles for this platform, and according to NPD Funworld, three of our titles, *Call of Duty 3, Tony Hawk's Project 8* and *Marvel: Ultimate Alliance* ranked among the top 10 Xbox 360 titles during the third quarter fiscal 2007. In fiscal 2006, we released four titles concurrently with the November 2005 launch of the Xbox 360 hardware, *Call of Duty 2, THAW, Quake 4,* and *GUN,* and we experienced strong sales for these four titles although limited by hardware availability.

Microsoft Xbox Net Revenues *(amounts in thousands)*

March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$54,232	5%	$205,864	18%	$(151,632)	(74)%

Net revenues from sales of titles for the Xbox decreased 74% from $205.9 million for the year ended March 31, 2006 to $54.2 million for the year ended March 31, 2007. As a percentage of publishing net revenues, net revenues from sales of titles for the Xbox decreased from 18% for the year ended March 31, 2006 to 5% for the year ended March 31, 2007. These decreases were primarily attributable to a slowdown in sales for the Xbox as customers upgrade to the Xbox 360, and the reduction in the number of titles released by us for this platform. In fiscal 2007 we released five major titles for Xbox: *Call of Duty 3, Tony Hawk's Project 8, Marvel: Ultimate Alliance, Over the Hedge* and *X-Men: The Official Game.* In fiscal 2006, we released our largest slate including *Call of Duty: Big Red One, Tony Hawk's American Wasteland, GUN, Ultimate Spider-Man, X-Men Legends 2, True Crime: New York City, Shrek: SuperSlam, Madagascar, Fantastic Four* and the Xbox exclusive, *Doom 3.*

Nintendo Wii Net Revenues *(amounts in thousands)*

March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$54,636	5%	$—	—%	$54,636	n/a%

The Nintendo Wii was released in November 2006. Consistent with our goal of having a significant presence at the launch of each next generation platform, we released five titles concurrently with the release of Wii; *Call of Duty 3, Marvel: Ultimate Alliance, World Series of Poker: Tournament of Champions, Rapala Tournament Fishing,* and *Tony Hawk's Downhill Jam.* With the strong consumer demand for the platform, our five releases performed well, three of which were top 10 Wii titles in the third quarter fiscal 2007, according to NPD Funworld: *Call of Duty 3, Marvel Ultimate Alliance* and *Tony Hawk's Downhill Jam.*

Nintendo GameCube Net Revenues *(amounts in thousands)*

March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$22,761	2%	$80,964	7%	$(58,203)	(72)%

Net revenues from sales of titles for the Nintendo GameCube decreased 72% from $81.0 million for the year ended March 31, 2006 to $22.8 million for the year ended March 31, 2007. The decrease in absolute dollars and as a percentage of publishing net revenues reflects a decrease in the number of new releases in fiscal 2007 compared to fiscal 2006 and a significant slowdown in sales on the GameCube platform as customers transition to the next generation platforms. In fiscal 2006, we released nine major titles: *Madagascar, Tony Hawk's American Wasteland, Ultimate Spider-Man, Fantastic Four, Call of Duty: Big Red One, True Crime: New York City, GUN, Shrek SuperSlam* and *X-Men Legends 2.* This compares to fiscal 2007 when we released four titles: *Over the Hedge, X-Men: The Official Game, Shrek Smash n' Crash Racing,* and our European affiliate title, *Star Wars Lego 2.*

Handheld Net Revenues *(amounts in thousands)*

March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$153,357	13%	$158,861	14%	$(5,504)	(3)%

Net revenues from sales of titles for the handheld platforms decreased 3% from $158.9 million for the year ended March 31, 2006 to $153.4 million for the year ended March 31, 2007. Handheld net revenues as a percentage of publishing net revenues decreased slightly from 14% to 13%. Within the handheld platforms, net revenues for the GBA platform decreased 39%, from $79.7 million for the prior fiscal year, to $48.5 million for fiscal 2007, PSP decreased by 4%, from $52.0 million to $49.9 million, and net revenues for the NDS

Management's Discussion and Analysis of Financial Condition and Results of Operations

doubled from $27.1 million for fiscal 2006 to $54.9 million for the current year. The decrease in net revenues for GBA is primarily related to slower GBA sales due to wider acceptance of the NDS platform. The net revenue increase for NDS reflects the strong performance of our key fiscal 2007 titles which includes *Over the Hedge, Tony Hawk's Downhill Jam, X-Men: The Official Game, Spider-Man: Battle for New York* and LucasArts' *Star Wars Lego 2* in Europe, as the platform continued to gain consumer acceptance and market share. PSP net revenues for fiscal 2007 were slightly lower than the previous year. In fiscal 2006, we released a stronger PSP slate and our titles performed well with the consumer excitement for the March 2005 North America platform launch, and the September 2005 European platform launch. The 2006 slate included *Tony Hawk's Underground 2, Spider-Man: The Movie 2, X-Men Legends 2, World Series of Poker,* and two affiliate titles in Europe. Our key releases in fiscal 2007 were *Marvel: Ultimate Alliance, Tony Hawk's Project 8, Call of Duty: Roads to Victory,* and one European affiliate title, LucasArts' *Star Wars Lego 2.*

DISTRIBUTION NET REVENUES *(amounts in thousands)*

March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$393,974	26%	$313,337	21%	$80,637	26%

Distribution net revenues for the year ended March 31, 2007 increased 26% from the prior fiscal year, from $313.3 million to $394.0 million. Foreign exchange rates increased reported distribution net revenues by approximately $27.3 million for the year ended March 31, 2007. Excluding the impact of the changing foreign currency rates, our distribution net revenues increased $53.3 million or 17% year over year. This year-over-year increase was primarily due to the strong releases for certain third-party publishers, increased hardware sales primarily related to the launch of two new platforms in fiscal 2007, the PS3 and the Nintendo Wii, as well as ongoing sales of NDS and PSP hardware, and the addition of a new customer in the second quarter fiscal 2007.

The mix of distribution net revenues between hardware and software sales varied year over year with approximately 17% of distribution net revenues from hardware sales in the year ended March 31, 2007 as compared to 20% in the prior fiscal year. Fiscal 2007 results included the hardware releases of the Nintendo Wii in November 2006 and the PS3 in late March 2007. Fiscal 2006 included the release of the PSP in Europe in the second quarter and the Xbox 360 in November 2005. The mix of future distribution net revenues will be driven by a number of factors including the occurrence of further hardware price reductions instituted by hardware manufacturers, and our ability to establish and maintain distribution agreements with hardware manufacturers, third-party software publishers and retail customers.

Costs and Expenses

COST OF SALES—PRODUCT COSTS *(amounts in thousands)*

March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$799,587	52%	$734,874	50%	$64,713	9%

"Cost of sales—product costs" represented 52% and 50% of consolidated net revenues for the years ended March 31, 2007 and 2006, respectively. In absolute dollars, "cost of sales—product costs" increased 9% from $734.9 million for the year ended March 31, 2006 to $799.6 million for the year ended March 31, 2007. The primary factors affecting the increase in "cost of sales—product costs" in absolute dollars and as a percentage of consolidated net revenues were:

- An increase in consolidated net revenues of 3% from $1,468.0 million for the year ended March 31, 2006 to $1,513.0 million for the year ended March 31, 2007.
- A higher percentage of our business relating to distribution which carries higher product costs than our publishing business.
- Higher net revenues from products for console platforms in absolute dollars and as a percentage of publishing net revenues from $812.3 million and 70% of publishing net revenues in fiscal 2006 to $886.8 million and 80% of publishing net revenues in fiscal 2007. Console products have higher costs of sales—product costs associated with them than PC products, due to the royalty payments to hardware manufacturers.

Partially offset by:

- Nonrecurring write-downs of inventory costs recorded in fiscal 2006 in the amount of $14.5 million due to the high level of inventory for certain titles which, due to weaker market conditions and a slow down in reorders caused by the console transition.

COST OF SALES—SOFTWARE ROYALTIES AND AMORTIZATION *(amounts in thousands)*

March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$132,353	12%	$147,822	13%	$(15,469)	(10)%

"Cost of sales—software royalties and amortization" for the year ended March 31, 2007 decreased as a percentage of publishing net revenues from the prior fiscal year, from 13% to 12%. In absolute dollars, "cost of sales—software royalties and amortization" for the year ended March 31, 2007 also decreased from the prior fiscal year, from $147.8 million to $132.4 million. The decreases were mainly due to:

- A decrease in the number of titles released in fiscal 2007 as compared to the prior year when we had the largest slate of new releases in our history. A decrease in amortization of software development costs from internally developed games, was partially offset by increases in royalties for games developed by third-party developers.
- Nonrecurring costs recorded in fiscal 2006 totaling $12.6 million, related to impairment charges for a title in development in 2006, and recoverability write-offs related to released titles.

Management's Discussion and Analysis of Financial Condition and Results of Operations

COST OF SALES—INTELLECTUAL PROPERTY LICENSES *(amounts in thousands)*

March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$46,125	4%	$57,666	5%	$(11,541)	(20)%

"Cost of sales—intellectual property licenses" for the year ended March 31, 2007 decreased in absolute dollars and as a percentage of publishing net revenues over the same period last year, from $57.7 million to $46.1 million and from 5% to 4%, respectively. The decreases in both absolute dollars and as a percentage of publishing net revenues were due mainly to a decrease in the number of titles with associated intellectual property in fiscal 2007 compared to fiscal 2006. In fiscal 2007, we released the following titles with associated intellectual property: *Marvel: Ultimate Alliance, Over the Hedge, X-Men: Official Game, Guitar Hero 1 and 2, Tony Hawk's Project 8* and *Tony Hawk's Downhill Jam*. In fiscal 2006, we released the following titles with associated intellectual property: *Doom 3* for the Xbox, *Madagascar, Fantastic Four, Ultimate Spider-Man, X-Men Legends II, THAW, Quake IV,* and *Shrek SuperSlam.*

PRODUCT DEVELOPMENT *(amounts in thousands)*

March 31, 2007	% of Publishing Net Revenues	March 31, 2006	% of Publishing Net Revenues	Increase/ (Decrease)	Percent Change
$133,073	12%	$132,651	11%	$422	—%

Product development expenses of $133.1 million and $132.7 million represented 12% and 11% of publishing net revenues for the years ended March 31, 2007 and 2006, respectively. The increases in both absolute dollars and as a percentage of net revenues was primarily generated by:

- Increased costs incurred to fund more product development capacity at certain studios as well as the addition of RedOctane.
- Increases in product development expenses of $4.8 million in fiscal 2007 related to stock-based compensation expense as a result of the implementation of SFAS No. 123R.
- Compensation provided to employees in fiscal 2007 to cure tax penalties related to previously-exercised stock options.

Partially offset by:

- Product cancellation charges of $11.4 million, including termination fees, incurred during fiscal 2006. Given the market conditions, the lower than expected performance of some of our third quarter fiscal 2006 releases, and risks associated with console transition, we performed a thorough review of the then pending product slate. To better align opportunities associated with the next-generation console platforms with income potential and risks associated with certain titles in development, we canceled development of certain titles and permanently removed them from our future title slate. There were no product cancellation charges during fiscal 2007.

- The implementation during fiscal 2007 of certain cost control initiatives including sharing technologies and tools across multiple platforms and studios, increasing our development schedules to facilitate a longer preproduction phase and more predictable workflow times, and outsourcing certain areas of game development to lower cost service providers.

SALES AND MARKETING *(amounts in thousands)*

March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$196,213	13%	$283,395	19%	$(87,182)	(31)%

Sales and marketing expenses of $196.2 million and $283.4 million represented 13% and 19% of consolidated net revenues for the years ended March 31, 2007 and 2006, respectively. The decrease in both absolute dollars and as a percentage of net revenues was a result of the implementation of a more targeted media program which worked more efficiently helped by the overall strength and high quality of our fiscal 2007 title slate. We also released fewer titles in fiscal 2007 compared to fiscal 2006, when we had the largest slate of new releases in our history. The decreases were partially offset by expenses of $5.1 million in fiscal 2007 related to stock-based compensation expense as a result of the implementation of SFAS No. 123R, as well as sales and marketing expenses associated with the acquisition of the Guitar Hero franchise.

GENERAL AND ADMINISTRATIVE *(amounts in thousands)*

March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$132,514	9%	$96,366	7%	$36,148	38%

General and administrative expenses of $132.5 million and $96.4 million represented 9% and 7% of consolidated net revenues for the years ended March 31, 2007 and 2006, respectively. The increases were primarily due to increased legal expenses and professional fees relating primarily to our internal review of historical stock option granting practices, the consolidation of RedOctane into our results of operations, amortization of intangible assets related to the RedOctane acquisition, and stock-based compensation expense of $10.0 million in fiscal 2007 as a result of the implementation of SFAS No. 123R. These increases were partially offset by the benefits of our cost optimization program launched in the fourth quarter fiscal 2006 and gains on foreign currency.

Management's Discussion and Analysis of Financial Condition and Results of Operations

OPERATING INCOME *(amounts in thousands)*

	March 31, 2007	% of Segment Net Revenues	March 31, 2006	% of Segment Net Revenues	Increase/ (Decrease)	Percent Change
Publishing	$64,076	6%	$(6,715)	(1)%	$ 70,791	1,054%
Distribution	9,071	2%	21,941	7%	(12,870)	(59)%
Consolidated	$73,147	5%	$15,226	1%	$ 57,921	380%

Publishing operating income for the year ended March 31, 2007 increased $70.8 million from the same period last year, from an operating loss of $6.7 million to operating income of $64.1 million. The increase was primarily due to:

- The strong performance of our fiscal 2007 titles.
- A decrease in provision for returns and price protection in fiscal 2007 from 18% of consolidated net revenues in fiscal 2006 compared to 9% of consolidated net revenues in fiscal 2007, primarily due to improved market conditions and stronger sell through of our 2007 title releases.
- A significant decrease in sales and marketing spending as a result of improved efficiency in executing our marketing programs.
- The implementation of certain cost control initiatives resulting in decreased product development and general and administrative expenses (excluding expenses related to our internal review of historical stock option granting practices and expenses relating to the informal SEC inquiry and derivative litigation).
- Fiscal 2006 results included cancellation, impairment, and earn-out recoverability charges totaling $24.0 million. See additional description of charges incurred in the cost of sales—software royalties and amortization and the product development discussions.
- Fiscal 2006 results also included write-downs of inventory costs of $14.5 million. See additional description in the cost of sales—product costs discussion.

Partially offset by:

- Stock-based compensation expenses of $22.4 million for the year ended March 31, 2007 as a result of the implementation of SFAS No. 123R.
- Legal and other professional fees of $26.9 million associated with our internal review of historical stock option granting practices, including expenses relating to the informal SEC inquiry and derivative litigation.
- Amortization of intangible assets related to the RedOctane acquisition of $11.7 million.

Distribution operating income for the year ended March 31, 2007 decreased over the same period last year, from $21.9 million to $9.1 million. The decrease in operating income in 2007 was primarily due to increased business from large mass-market customers for which we earn smaller margins, an increase in hardware sales which carries a lower margin than software, and higher reserves for inventory obsolescence.

INVESTMENT INCOME, NET *(amounts in thousands)*

March 31, 2007	% of Consolidated Net Revenues	March 31, 2006	% of Consolidated Net Revenues	Increase/ (Decrease)	Percent Change
$36,678	2%	$30,630	2%	$6,048	20%

Investment income, net for the year ended March 31, 2007 was $36.7 million as compared to $30.6 million for the year ended March 31, 2006. The increase was primarily due to higher yields earned on our short-term investments and cash equivalents, and a realized gain in the third quarter fiscal 2007 of $1.8 million on the sale of an investment in common stock.

PROVISION FOR INCOME TAXES *(amounts in thousands)*

March 31, 2007	% of Pre Tax Income	March 31, 2006	% of Pre Tax Income	Increase/ (Decrease)	Percent Change
$24,038	22%	$5,605	12%	$18,433	329%

The income tax provision of $24.0 million for the year ended March 31, 2007 reflects our effective income tax rate of 22%. This is higher than prior years as a result of an increase in pretax income for the year ended March 31, 2007, versus the amount of pretax income for the year ended March 31, 2006, without a corresponding increase in the benefit of book/tax differences. The significant items that generated the variance between our effective rate and our statutory rate of 35% were research and development tax credits, the impact of foreign tax rate differentials, and the elimination of the valuation allowance for research and development tax credits, partially offset by state taxes and the establishment of tax reserves for these credits and other deferred tax assets.

Net Income Net income for the year ended March 31, 2007 was $85.8 million or $0.28 per diluted share, as compared to $40.3 million or $0.14 per diluted share for the year ended March 31, 2006.

Management's Discussion and Analysis of Financial Condition and Results of Operations

SELECTED QUARTERLY OPERATING RESULTS

Our quarterly operating results have in the past varied significantly and will likely vary significantly in the future, depending on numerous factors, several of which are not under our control. Our business also has experienced and is expected to continue to experience significant seasonality, largely due to consumer buying patterns and our product release schedule focusing on those patterns. Net revenues typically are significantly higher during the fourth calendar quarter, primarily due to the increased demand for consumer software during the year-end holiday buying season. Accordingly, we believe that period to period comparisons of our operating results are not necessarily meaningful and should not be relied upon as indications of future performance.

The following table is a comparative breakdown of our unaudited quarterly results for the immediately preceding eight quarters (amounts in thousands, except per share data):

For the quarters ended	**March 31, 2008**	Dec. 31, 2007	Sept. 30, 2007	June 30, 2007	March 31, 2007	Dec. 31, 2006	Sept. 30, 2006	June 30, 2006
Net revenues	**$602,451**	$1,482,484	$317,746	$495,455	$312,512	$824,259	$188,172	$188,069
Cost of sales	**350,229**	762,290	204,956	327,960	216,007	483,180	141,078	137,800
Operating income (loss)	**54,533**	404,534	(9,545)	30,092	(29,114)	173,120	(37,410)	(33,449)
Net income (loss)	**44,163**	272,196	698	27,826	(14,422)	142,820	(24,302)	(18,309)
Basic earnings (loss) per share	**0.15**	0.93	0.00	0.10	(0.05)	0.51	(0.09)	(0.07)
Diluted earnings (loss) per share	**0.14**	0.86	0.00	0.09	(0.05)	0.46	(0.09)	(0.07)

LIQUIDITY AND CAPITAL RESOURCES

Sources of Liquidity

(amounts in thousands) As of and for the years ended March 31,	2008	2007	Increase/ (Decrease)
Cash and cash equivalents	$1,396,250	$384,409	$1,011,841
Short-term investments	52,962	570,440	(517,478)
	$1,449,212	$954,849	$ 494,363
Percentage of total assets	57%	53%	
Cash flows provided by operating activities	$ 573,500	$ 27,162	$ 546,338
Cash flows provided by (used in) investing activities	326,291	(35,242)	361,533
Cash flows provided by financing activities	105,163	27,968	77,195

As of March 31, 2008, our primary source of liquidity is comprised of $1,396.3 million of cash and cash equivalents and $53.0 million of short-term investments. Over the last two years, our primary sources of liquidity have included cash on hand at the beginning of the year and cash flows generated from continuing operations. We have also generated cash flows from the issuance of our common stock to employees through the exercise of options, which is described in more detail below in "Cash Flows from Financing Activities." We have not utilized debt financing as a significant source of cash flows. However, we do have available at certain of our international locations credit facilities, which are described below in "Credit Facilities," that can be utilized if needed.

Following the closing of our proposed business combination with Vivendi Games, Inc. (see Note 20 of the Notes to Consolidated Financial Statements), Activision Blizzard, Inc. ("Activision Blizzard") will commence a cash tender offer for up to 146.5 million of its shares at $27.50 per share. If the tender offer is fully subscribed, the aggregate consideration will be approximately $4.028 billion. Under the terms of the business combination agreement ("BCA"), we and Vivendi S.A. ("Vivendi") have agreed the purchase of the shares tendered in the tender offer will be funded as follows: (a) the first $2.928 billion of the aggregate consideration will be funded by Activision Blizzard with proceeds from the share purchase described in Note 20 of the Notes to Consolidated Financial Statements, available cash on hand and, if necessary, borrowings made under one or more new credit facilities; (b) if the aggregate consideration is more than $2.928 billion, Vivendi has agreed to purchase from Activision Blizzard, at a purchase price of $27.50 per share, additional newly issued shares of Activision Blizzard common stock in an amount equal to the lesser of (x) $700.0 million and (y) the excess of the aggregate consideration over $2.928 billion, which amount will be used to fund the amount of the aggregate consideration that is in excess of $2.928 billion; and (c) if the aggregate consideration exceeds $3.628 billion, Activision Blizzard will fund the additional amount of the aggregate consideration that is in excess of $3.628 billion (up to the maximum aggregate consideration of $4.028 billion) through borrowings made under the new credit facilities issued by Vivendi (See below and Note 21 of the Notes to Consolidated Financial Statements.)

On April 29, 2008, we, acting on behalf of Activision Blizzard, entered into a senior unsecured credit agreement (the "Credit Agreement") with Vivendi. Borrowings under the Credit Agreement cannot be effected until the consummation of the transactions contemplated by the business combination agreement described above (the "Transactions.") After the closing of the Transactions, among other things, the Company's name will be changed to Activision Blizzard.

After the closing of the Transactions, the Credit Agreement will provide Activision Blizzard with (i) a term loan credit facility (the "Tranche A Facility") in an aggregate amount of up to $400.0 million to be applied to fund that portion of the post-closing tender offer consideration in excess of $3.628 billion as set forth in the BCA, (ii) a term loan credit facility (the "Tranche B Facility") in an aggregate amount of up to $150.0 million to be applied to repay certain indebtedness of Vivendi Games after the closing in accordance with the terms of the BCA, and (iii) a revolving credit facility (the "Revolving Facility", and collectively with the Tranche A Facility and the Tranche B Facility, the "New Credit Facilities") in an aggregate amount of up to $475.0 million to be used after the closing of the Transactions for general corporate purposes. In the event the BCA terminates prior to the closing of the Transactions, the New Credit Facilities will terminate effective on the same date (See Note 21 of the Notes to Consolidated Financial Statements).

Management's Discussion and Analysis of Financial Condition and Results of Operations

We believe that we have sufficient working capital ($1,423.3 million at March 31, 2008), as well as proceeds available from our international credit facilities, to finance our operational requirements for at least the next 12 months, including purchases of inventory and equipment, the funding of the development, production, marketing and sale of new products, the acquisition of intellectual property rights for future products from third parties and the completion of the tender offer in connection with the combination with Vivendi Games.

CASH FLOWS FROM OPERATING ACTIVITIES The primary source of cash flows provided by operating activities typically have included the collection of customer receivables generated by the sale of our products, offset by payments to vendors for the manufacture, distribution, and marketing of our products, third-party developers and intellectual property holders, and our own employees. For the years ended March 31, 2008 and 2007, cash flows from operating activities were $573.5 million and $27.2 million, respectively. The principal components comprising cash flows from operating activities for the year ended March 31, 2008 included an increase in amounts collected from customers due to increased net revenues, an increase in accounts payable, accrued expenses and other liabilities partially offset by the increase in inventory and accounts receivables. See an analysis of the change in key balance sheet accounts below in "Key Balance Sheet Accounts." We expect that a primary source of future liquidity, both short term and long term, will be the result of cash flows from continuing operations.

A significant operating use of our cash relates to our continued investment in software development and intellectual property licenses. We spent approximately $168.8 million and $166.1 million for the years ended March 31, 2008 and 2007, respectively, in connection with the acquisition of publishing or distribution rights for products being developed by third parties, the execution of new license agreements granting us long-term rights to intellectual property of third parties, as well as the capitalization of product development costs relating to internally developed products. We expect that we will continue to make significant expenditures relating to our investment in software development and intellectual property licenses. Our future cash commitments relating to these investments are detailed below in "Commitments." Cash flows from operations are affected by our ability to release highly successful or "hit" titles. Though many of these titles have substantial production or acquisition costs and marketing expenditures, once a title recoups these costs, incremental net revenues typically will directly and positively impact cash flows.

CASH FLOWS FROM INVESTING ACTIVITIES The primary source of cash used in investing activities typically have included capital expenditures, acquisitions of privately held interactive software development companies and publishing companies, and the net effect of purchases and sales/maturities of short-term investment vehicles. The goal of our investments is to maximize return while minimizing risk, maintaining liquidity, coordinating with anticipated working capital needs, and providing for prudent investment diversification.

For the years ended March 31, 2008 and 2007, cash flows provided by and used in investing activities were $326.3 million and $35.2 million, respectively. For the year ended March 31, 2008, cash flows provided by investing activities were primarily the result of proceeds from sales and maturities of investments, as offset by cash paid for business acquisitions, capital expenditures, and purchases of short-term investments. The increase in cash flows provided by investing activities versus the prior year was primarily related to our investment activities as we had a bigger net proceeds from sales and maturities of investments, particularly in the fourth quarter fiscal 2008 as compared to that of fiscal 2007. Such activities were carried out in anticipation of the close of the BCA with Vivendi and the related tender offer (see Note 20 of the Notes to Consolidated Financial Statements), and are part of the reason for the substantial increase in cash and cash equivalents of approximately $1 billion. We have historically financed our acquisitions through the issuance of shares of common stock or a combination of common stock and cash.

Due to uncertainties surrounding the timing of liquidation of our auction rate securities, which are comprised of AAA-rated student-loan-backed taxable securities, all our investments in such securities were classified as long-term investments in our consolidated balance sheets as of March 31, 2008. Liquidity for these auction rate securities is typically provided by an auction process which allows holders to sell their notes and resets the applicable interest rate at predetermined intervals, usually every 7 to 35 days. On an industry-wide basis, many auctions have failed, and there is, as yet, no meaningful secondary market for these instruments. Each of the auction rate securities in our investment portfolio as of March 31, 2008 has experienced a failed auction and there is no assurance that future auctions for these securities will succeed. An auction failure means that the parties wishing to sell their securities could not be matched with an adequate volume of buyers. In the event that there is a failed auction, the indenture governing the security requires the issuer to pay interest at a contractually defined rate that is generally above-market rates for other types of similar short-term instruments. The securities for which auctions have failed will continue to earn interest at the contractual rate and be auctioned every 7 to 35 days until the auction succeeds, the issuer calls the securities or they mature. As a result, our ability to liquidate and fully recover the carrying value of our auction rate securities in the near term may be limited or not exist.

As there is not yet any meaningful secondary market for these securities, quoted market prices are not available. We estimated the fair market value using valuation models, which take into account both observable market data and non-observable factors, including credit quality, duration, insurance wraps, collateral composition, maximum rate formulas, comparable trading instruments, and likelihood of redemption. Accordingly, we consider the values generated by such valuation models to represent management's best estimate of fair value for the purposes of applying the Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities.*

The change in fair value of the auction rate securities of $4.3 million was recorded as a component of comprehensive income (loss) in the Consolidated Statement of Changes in Shareholders' Equity for the year ended March 31, 2008, as the decline in fair value is not considered to be "other-than-temporary." We have the intent and ability to hold these securities for a period of time sufficient for a recovery of fair value up to (or beyond) the initial cost of the investment.

Based on our other available cash and expected operating cash flows and financing, we do not anticipate the potential lack of liquidity on these investments will affect our ability to execute our current business plan or to consummate the proposed post-closing tender offer described in Note 20 of the Notes to Consolidated Financial Statements. Additionally we have received indications from certain lenders that we may borrow against the par value of the securities at competitive rates.

CASH FLOWS FROM FINANCING ACTIVITIES The primary source of cash from financing activities has been transactions involving our common stock, including the issuance of shares of common stock to employees. We have not utilized debt financing as a significant source of cash flows. However, we do have available at certain of our international locations, credit facilities, which are described below in "Credit Facilities," that can be utilized if needed.

For the years ended March 31, 2008 and 2007, cash flows provided by financing activities were $105.2 million and $28.0 million, respectively. The increase in cash provided by financing activities for the year ended March 31, 2008 was the result of the issuance of common stock related to employee equity incentive and stock purchase plans. The increase in stock option exercises was primarily due to the performance of our share price and the release in June 2007 of the suspension of stock option exercises implemented while we were not current with the filings we are required to make pursuant to the Exchange Act.

Management's Discussion and Analysis of Financial Condition and Results of Operations

During fiscal 2003, our Board of Directors authorized a buyback program under which we can repurchase up to $350.0 million of our common stock. Under the program, shares may be purchased as determined by management and within certain guidelines, from time to time, in the open market or in privately negotiated transactions, including privately negotiated structured stock repurchase transactions and through transactions in the options markets. Depending on market conditions and other factors, these purchases may be commenced or suspended at any time or from time to time without prior notice. As of March 31, 2008, we had approximately $226.2 million available for utilization under the buyback program. We actively manage our capital structure as a component of our overall business strategy. Accordingly, in the future, when we determine that market conditions are appropriate, we may seek to achieve long-term value for the shareholders through, among other things, new debt or equity financings or refinancings, share repurchases, and other transactions involving our equity or debt securities.

Key Balance Sheet Accounts

ACCOUNTS RECEIVABLE *(amounts in thousands)*

March 31,	2008	2007	Increase/ (Decrease)
Gross accounts receivable	$332,831	$240,112	$92,719
Net accounts receivable	203,420	148,694	54,726

The increase in gross accounts receivable was primarily the result of increased sales volume in the fourth quarter fiscal 2008 of our successful titles *Call of Duty 4: Modern Warfare* and *Guitar Hero III: Legends of Rock* leading to higher net revenues for the fourth quarter fiscal 2008 of $602.5 million compared to $312.5 million for the fourth quarter fiscal 2007.

Reserves for returns, price protection and bad debt increased from $91.4 million at March 31, 2007 to $129.4 million at March 31, 2008 whereas reserves as a percentage of gross receivables increased from 38% to 39% at March 31, 2007 and 2008, respectively. This was the result of increases in revenues during the fourth quarter fiscal 2008 as compared to the fourth quarter fiscal 2007. Reserves for returns and price protection are a function of the number of units and pricing of titles in retail inventory, which has been consistently applied. (See Notes to Consolidated Financial Statements, Notes: Summary of Significant Accounting Policies: *Allowances for Returns, Price Protection, Doubtful Accounts, and Inventory Obsolescence.*

INVENTORIES *(amounts in thousands)*

March 31,	2008	2007	Increase/ (Decrease)
Inventories	$146,874	$91,231	$55,643

The increase in inventories at March 31, 2008 compared to March 31, 2007 is primarily the result of the expanding Guitar Hero franchise, and larger slate of titles when compared to fiscal 2007 across all console platforms and our continued international business growth.

SOFTWARE DEVELOPMENT *(amounts in thousands)*

March 31,	2008	2007	Increase/ (Decrease)
Software development	$109,786	$130,922	$(21,136)

Software development decreased from $130.9 million at March 31, 2007 to $109.8 million at March 31, 2008. The decrease in software development was primarily the result of an increase in amortization related to the increase in the number of titles released in fiscal 2008 and stock option expenses for the year ended March 31, 2008, partially offset by our continued investment in Activision's future product slate of titles.

INTELLECTUAL PROPERTY LICENSES *(amounts in thousands)*

March 31,	2008	2007	Increase/ (Decrease)
Intellectual Property Licenses	$83,551	$100,274	$(16,723)

Intellectual property licenses decreased from $100.3 million at March 31, 2007 to $83.6 million at March 31, 2008. The decrease in intellectual property licenses primarily resulted from the amortization of intellectual property licenses upon releases of titles during fiscal 2008.

ACCOUNTS PAYABLE *(amounts in thousands)*

March 31,	2008	2007	Increase/ (Decrease)
Accounts payable	$129,896	$136,517	$(6,621)

The slight decrease in accounts payable of $6.6 million from March 31, 2007 to March 31, 2008 primarily reflects the timing of the payment of several items.

Management's Discussion and Analysis of Financial Condition and Results of Operations

ACCRUED EXPENSES AND OTHER LIABILITIES *(amounts in thousands)*

March 31,	2008	2007	Increase/ (Decrease)
Accrued expenses and other liabilities	$426,175	$204,652	$221,523

The increase in accrued expenses and other liabilities was primarily driven by:

- Taxes payable as a result of improved profitability leading to utilization of all of our net operating loss carryforwards.
- Increased annual bonuses as a result of our record financial performance.
- Increased royalties payable due to higher net revenues.

See Note 9 of the Notes to Consolidated Financial Statements included for details of accrued expenses and other liabilities.

Capital Requirements For the fiscal year ending March 31, 2009, we anticipate total capital expenditures of approximately $35.6 million. Capital expenditures will be primarily for computer hardware and software purchases and various corporate projects.

Credit Facilities We have revolving credit facilities with our Centresoft subsidiary located in the UK (the "UK Facility") and our NBG subsidiary located in Germany (the "German Facility").

The UK Facility provided Centresoft with the ability to borrow up to GBP 12.0 million ($23.9 million), including issuing letters of credit, on a revolving basis as of March 31, 2008. Furthermore, under the UK Facility, Centresoft provided a GBP 0.6 million ($1.2 million) guarantee for the benefit of our CD Contact subsidiary as of March 31, 2008. The UK Facility bore interest at LIBOR plus 2.0% as of March 31, 2008, is collateralized by substantially all of the assets of the subsidiary and expires in March 2009. The UK Facility also contains various covenants that require the subsidiary to maintain specified financial ratios related to, among others, fixed charges. As of March 31, 2008, we were in compliance with these covenants.

The German Facility provided for revolving loans up to EUR 0.5 million ($0.8 million) as of March 31, 2008, bore interest at a Eurocurrency rate plus 2.5%, is collateralized by certain of the subsidiary's property and equipment and has no expiration date. No borrowings were outstanding against the German Facility as of March 31, 2008.

As of March 31, 2008, we maintained a $10.0 million irrevocable standby letter of credit. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain on deposit with the bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate amount of any drawings under the letter of credit that have been honored thereunder but not reimbursed. At March 31, 2008, the $10.0 million deposit is included in short-term investments as restricted cash. No borrowings were outstanding as of March 31, 2008.

As of March 31, 2008, our publishing subsidiary located in the UK maintained a EUR 7.0 million ($11.0 million) irrevocable standby letter of credit. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. The standby letter of credit does not require a compensating balance and is collateralized by substantially all of the assets of the subsidiary and expires in February 2009. No borrowings were outstanding as of March 31, 2008.

Commitments In the normal course of business, we enter into contractual arrangements with third parties for noncancelable operating lease agreements for our offices, for the development of products, as well as for the rights to intellectual property. Under these agreements, we commit to provide specified payments to a lessor, developer, or intellectual property holder, based upon contractual arrangements. Typically, the payments to third-party developers are conditioned upon the achievement by the developers of contractually specified development milestones. These payments to third-party developers and intellectual property holders typically are deemed to be advances and are recoupable against future royalties earned by the developer or intellectual property holder based on the sale of the related game. Additionally, in connection with certain intellectual property right acquisitions and development agreements, we will commit to spend specified amounts for marketing support for the related game(s) which is to be developed or in which the intellectual property will be utilized. Additionally, we lease certain of our facilities and equipment under noncancelable operating lease agreements. Assuming all contractual provisions are met, the total future minimum commitments for these and other contractual arrangements in place as of March 31, 2008, are scheduled to be paid as follows (amounts in thousands):

	Contractual Obligations[1]			
	Facility & Equipment Leases	Developer & IP	Marketing	Total
Fiscal years ending March 31,				
2009	$ 19,343	$110,771	$41,401	$171,515
2010	17,028	31,041	22,100	70,169
2011	14,553	34,086	13,100	61,739
2012	10,256	16,586	—	26,842
2013	8,791	21,586	—	30,377
Thereafter	31,201	26,001	—	57,202
Total	$101,172	$240,071	$76,601	$417,844

[1] We have omitted FIN 48 liabilities from this table due to the inherent uncertainty regarding the timing of potential issue resolution. Specifically, either (a) the underlying positions have not been fully enough developed under audit to quantify at this time or, (b) the years relating to the issues for certain jurisdictions are not currently under audit. At the adoption date of April 1, 2007, we had $65.5 million of unrecognized tax benefits. At March 31, 2008, we had $74.2 million of unrecognized tax benefits.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Off Balance Sheet Arrangements As of March 31, 2008 and 2007, we did not have any relationships with unconsolidated entities or financial parties, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purposes. As such, we do not have any off balance sheet arrangements and are not exposed to any financing, liquidity, market, or credit risk that could arise if we had engaged in such relationships.

Financial Disclosure We maintain internal control over financial reporting, which generally include those controls relating to the preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America. We also are focused on our "disclosure controls and procedures," which as defined by the Securities and Exchange Commission are generally those controls and procedures designed to ensure that financial and nonfinancial information required to be disclosed in our reports filed with the Securities and Exchange Commission is reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is communicated to management, including our Chief Executive Officers and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Our Disclosure Committee, which operates under the Board-approved Disclosure Committee Charter and Disclosure Controls & Procedures Policy, includes senior management representatives and assists executive management in its oversight of the accuracy and timeliness of our disclosures, as well as in implementing and evaluating our overall disclosure process. As part of our disclosure process, senior finance and operational representatives from all of our corporate divisions and business units prepare quarterly reports regarding their current quarter operational performance, future trends, subsequent events, internal controls, changes in internal controls, and other accounting and disclosure-relevant information. These quarterly reports are reviewed by certain key corporate finance representatives. These corporate finance representatives also conduct quarterly interviews on a rotating basis with the preparers of selected quarterly reports. The results of the quarterly reports and related interviews are reviewed by the Disclosure Committee. Finance representatives also conduct reviews with our senior management team, our internal and external counsel, and other appropriate personnel involved in the disclosure process, as appropriate. Additionally, senior finance and operational representatives provide internal certifications regarding the accuracy of information they provide that is utilized in the preparation of our periodic public reports filed with the Securities and Exchange Commission. Financial results and other financial information also are reviewed with the Audit Committee of the Board of Directors on a quarterly basis. As required by applicable regulatory requirements, the Chief Executive Officers and the Chief Financial Officer review and make various certifications regarding the accuracy of our periodic public reports filed with the Securities and Exchange Commission, our disclosure controls and procedures, and our internal control over financial reporting. With the assistance of the Disclosure Committee, we will continue to assess and monitor our disclosure controls and procedures, and our internal control over financial reporting, and will make refinements as necessary.

RECENTLY-ISSUED ACCOUNTING STANDARDS

In December 2007, the FASB issued Statement No. 141(R), *Business Combinations* ("SFAS No. 141(R)"). This Statement provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. Also in December 2007, the FASB issued Statement No. 160. *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS No. 160"). This Statement amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements,* to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 141(R) and SFAS No. 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008 with earlier adoption being prohibited. We do not currently have any noncontrolling interests in our subsidiaries, and accordingly the adoption of SFAS No. 160 is not expected to have a material impact on our financial statements. We are currently evaluating the impact from the adoption of SFAS No. 141R on our Consolidated Financial Statements.

In September 2006, the FASB issued Statement No. 157 ("SFAS No. 157"), *Fair Value Measurements.* SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities and is effective for fiscal years beginning after November 15, 2008 for nonfinancial assets and liabilities. The adoption of SFAS No. 157 is not expected to have a material effect on our financial position or results of operations.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The provisions of SFAS No. 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 is not expected to have a material effect on our financial position or results of operations.

In June 2007, the FASB ratified the Emerging Issues Task Force's ("EITF") consensus conclusion on EITF 07-03, *Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development.* EITF 07-03 addresses the diversity which exists with respect to the accounting for the nonrefundable portion of a payment made by a research and development entity for future research and development activities. Under this conclusion, an entity is required to defer and capitalize nonrefundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF 07-03 is effective for interim or annual reporting periods in fiscal years beginning after December 15, 2007 and requires prospective application for new contracts entered into after the effective date. The adoption of EITF 07-03 is not expected to have a material impact on our Consolidated Financial Statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS No. 161"). SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The guidance in SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently assessing the impact of SFAS No. 161.

INFLATION

Our management currently believes that inflation has not had a material impact on continuing operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the potential loss arising from fluctuations in market rates and prices. Our market risk exposures primarily include fluctuations in interest rates, currency exchange rates, and market prices. Our market risk sensitive instruments are classified as instruments entered into for purposes "other than trading." Our views on market risk are not necessarily indicative of actual results that may occur and do not represent the maximum possible gains and losses that may occur, since actual gains and losses will differ from those estimated, based upon actual fluctuations in interest rates, currency exchange rates, market prices, and the timing of transactions.

Interest Rate Risk Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We do not use derivative financial instruments in our investment portfolio. We manage our interest rate risk by maintaining an investment portfolio consisting primarily of debt instruments with high credit quality and relatively short average maturities. We also manage our interest rate risk by maintaining sufficient cash and cash equivalent balances such that we are typically able to hold our investments to maturity. As of March 31, 2008, our cash equivalents and short-term investments included debt securities of $1,171.4 million. Also, as of March 31, 2008, we classified our investments in auction rate securities of $91.2 million as long-term investments (see Note 1 of the Notes to Consolidated Financial Statements for summary of significant accounting policies.)

The following table presents the amounts and related weighted average interest rates of our investment portfolio as of March 31, 2008 (amounts in thousands):

	Average Interest Rate	Amortized Cost	Fair Value
Cash equivalents:			
Variable rate	3.09%	$1,129,980	$1,129,980
Short-term investments:			
Fixed rate	5.21%	$ 41,619	$ 41,411
Long-term investments:			
Variable rate	6.09%	$ 95,538	$ 91,215

Our short-term investments generally mature between three months and thirty months.

Currency Exchange Rate Risk We transact business in many different foreign currencies and may be exposed to financial market risk resulting from fluctuations in currency exchange rates, particularly EUR, GBP, and AUD. The volatility of EUR, GBP, and AUD (and all other applicable currencies) will be monitored frequently throughout the coming year. When appropriate, we enter into hedging transactions in order to mitigate our risk from currency fluctuations. We will continue to use hedging programs in the future and may use currency forward contracts, currency options, and/or other derivative financial instruments commonly utilized to reduce financial market risks if it is determined that such hedging activities are appropriate to reduce risk. We do not hold or purchase any currency contracts for trading purposes. As of March 31, 2008, we had no outstanding exchange forward contracts. As of March 31, 2007, accrued expenses included approximately $90,000 of pretax unrealized losses for the estimated fair value of outstanding currency exchange forward contracts.

Market Price Risk With regard to the structured stock repurchase transactions described in Note 15 of the Notes to Consolidated Financial Statements, at those times when we have structured stock repurchase transactions outstanding, it is possible that at settlement we could take delivery of shares at an effective repurchase price higher than the then market price. As of March 31, 2008, we had no structured stock repurchase transactions outstanding.

Controls and Procedures

Definition and Limitations of Disclosure Controls and Procedures Our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to management, including our Chief Executive Officers and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that it will detect or uncover failures within the Company to disclose material information otherwise required to be set forth in our periodic reports. Inherent limitations to any system of disclosure controls and procedures include, but are not limited to, the possibility of human error and the circumvention or overriding of such controls by one or more persons. In addition, we have designed our system of controls based on certain assumptions, which we believe are reasonable, about the likelihood of future events, and our system of controls may therefore not achieve its desired objectives under all possible future events.

Evaluation of Disclosure Controls and Procedures Our management, with the participation of the Chief Executive Officers and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2008. Based on this controls evaluation, and subject to the limitations described above, the Chief Executive Officers and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported on a timely basis.

Management's Report on Internal Control Over Financial Reporting Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our management, March 31, 2008, of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control—Integrated Framework. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2008.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of March 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included in this annual report.

Changes in Internal Control Over Financial Reporting There have not been any changes in our internal control over financial reporting during the most recent fiscal quarter that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Activision, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, changes in shareholders' equity and cash flows, present fairly, in all material respects, the financial position of Activision, Inc. and its subsidiaries at March 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing on page 64 of the 2008 Annual Report to Shareholders. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in fiscal 2007. As discussed in Note 12 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions in fiscal 2008.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Los Angeles, California
May 30, 2008

Consolidated Balance Sheets *(amounts in thousands, except share data)*

As of March 31,	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$1,396,250	$ 384,409
Short-term investments	52,962	570,440
Accounts receivable, net of allowances of $129,411 and $91,418 at March 31, 2008 and 2007, respectively	203,420	148,694
Inventories	146,874	91,231
Software development	96,182	107,779
Intellectual property licenses	18,661	27,784
Deferred income taxes	41,242	51,564
Other current assets	23,804	19,332
Total current assets	1,979,395	1,401,233
Long-term investments	91,215	—
Software development	13,604	23,143
Intellectual property licenses	64,890	72,490
Property and equipment, net	54,528	46,540
Deferred income taxes	32,825	48,791
Other assets	15,055	6,376
Goodwill	279,161	195,374
Total assets	$2,530,673	$1,793,947
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 129,896	$ 136,517
Accrued expenses and other liabilities	426,175	204,652
Total current liabilities	556,071	341,169
Other liabilities	26,710	41,246
Total liabilities	582,781	382,415
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Preferred stock, $.000001 par value, 3,750,000 shares authorized, no shares issued at March 31, 2008 and 2007	—	—
Series A Junior Preferred stock, $.000001 par value, 1,250,000 shares authorized, no shares issued at March 31, 2008 and 2007	—	—
Common stock, $.000001 par value and 450,000,000 shares authorized, 294,651,325 and 283,310,734 shares issued and outstanding at March 31, 2008 and 2007, respectively	—	—
Additional paid-in capital	1,148,880	963,553
Retained earnings	772,660	427,777
Accumulated other comprehensive income	26,352	20,202
Total shareholders' equity	1,947,892	1,411,532
Total liabilities and shareholders' equity	$2,530,673	$1,793,947

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations *(amounts in thousands, except per share data)*

For the fiscal years ended March 31,	2008	2007	2006
Net revenues	$2,898,136	$1,513,012	$1,468,000
Costs and expenses:			
Cost of sales—product costs	1,240,605	799,587	734,874
Cost of sales—software royalties and amortization	294,279	132,353	147,822
Cost of sales—intellectual property licenses	110,551	46,125	57,666
Product development	269,535	133,073	132,651
Sales and marketing	308,143	196,213	283,395
General and administrative	195,409	132,514	96,366
Total costs and expenses	2,418,522	1,439,865	1,452,774
Income from operations	479,614	73,147	15,226
Investment income, net	51,254	36,678	30,630
Income before income tax provision	530,868	109,825	45,856
Income tax provision	185,985	24,038	5,605
Net income	$ 344,883	$ 85,787	$ 40,251
Basic earnings per share	$ 1.19	$ 0.31	$ 0.15
Weighted average common shares outstanding	288,957	281,114	273,177
Diluted earnings per share	$ 1.10	$ 0.28	$ 0.14
Weighted average common shares outstanding—assuming dilution	314,731	305,339	294,002

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity *(amounts in thousands)*

	Common Stock	
For the fiscal years ended March 31, 2008, 2007, and 2006	Shares	Amount
Balance, March 31, 2005	268,041	$—
Components of comprehensive income:		
Net income for the year	—	—
Unrealized appreciation on short-term investments, net of taxes	—	—
Foreign currency translation adjustment	—	—
Total comprehensive income		
Issuance of common stock to employees	8,782	—
Stock-based compensation	—	—
Restricted stock grant	—	—
Cash distribution for fractional shares	(7)	—
Amortization of unearned compensation	—	—
Tax benefit attributable to employee stock options and common stock warrants	—	—
Issuance of common stock to effect business combinations	205	—
Balance, March 31, 2006	277,021	—
Components of comprehensive income:		
Net income for the year	—	—
Unrealized depreciation on short-term investments, net of taxes	—	—
Foreign currency translation adjustment	—	—
Total comprehensive income		
Issuance of common stock to employees	3,532	—
Stock-based compensation	—	—
Tax benefit attributable to employee stock options and common stock warrants	—	—
Issuance of common stock to effect business combinations	2,758	—
Reclassification of unearned compensation	—	—
Balance, March 31, 2007	283,311	—
Components of comprehensive income:		
Net income for the year	—	—
Unrealized depreciation on investments, net of taxes	—	—
Foreign currency translation adjustment	—	—
Total comprehensive income		
Issuance of common stock pursuant to employee stock options, restricted stock rights, employee stock purchase plans and employee bonuses	9,954	—
Stock-based compensation expense related to employee stock options, restricted stock rights, and employee stock purchase plans	—	—
Tax benefit associated with employee stock options	—	—
Issuance of common stock to effect business combinations (see Note 8)	1,386	—
Employee tender offer (see Note 14)	—	—
Balance, March 31, 2008	294,651	$—

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Unearned Compensation	Shareholders' Equity
$ 783,917	$301,739	$11,618	$ —	$1,097,274
—	40,251	—	—	40,251
—	—	10,576	—	10,576
—	—	(5,825)	—	(5,825)
				45,002
45,188	—	—	—	45,188
2,632	—	—	—	2,632
3,500	—	—	(3,500)	—
(100)	—	—	—	(100)
—	—	—	467	467
29,367	—	—	—	29,367
2,793	—	—	—	2,793
867,297	341,990	16,369	(3,033)	1,222,623
—	85,787	—	—	85,787
—	—	(8,224)	—	(8,224)
—	—	12,057	—	12,057
				89,620
18,956	—	—	—	18,956
32,077	—	—	—	32,077
11,338	—	—	—	11,338
36,918	—	—	—	36,918
(3,033)	—	—	3,033	—
963,553	427,777	20,202	—	1,411,532
—	344,883	—	—	344,883
—	—	(1,896)	—	(1,896)
—	—	8,046	—	8,046
				351,033
49,869	—	—	—	49,869
55,322	—	—	—	55,322
57,335	—	—	—	57,335
25,864	—	—	—	25,864
(3,063)	—	—	—	(3,063)
$1,148,880	$772,660	$26,352	$ —	$1,947,892

Consolidated Statements of Cash Flows *(amounts in thousands)*

For the fiscal years ended March 31,	2008	2007	2006
Cash flows from operating activities:			
Net income	$ 344,883	$ 85,787	$ 40,251
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred income taxes	24,550	(44,092)	(28,453)
Depreciation and amortization	34,128	30,155	14,634
Loss on disposal of property and equipment	1,522	—	—
Realized gain on sale of short term investments	(1,103)	(1,823)	(4,297)
Amortization and write-offs of capitalized software development costs and intellectual property licenses[1]	209,419	91,456	173,602
Stock-based compensation expense[2]	53,565	25,522	3,099
Tax benefit of stock options and warrants exercised	57,335	11,338	29,367
Excess tax benefits from stock option exercises	(57,151)	(9,012)	—
Change in operating assets and liabilities (net of effects of acquisitions):			
Accounts receivable, net	(52,416)	(108,802)	80,405
Inventories	(55,643)	(26,124)	(13,465)
Software development and intellectual property licenses	(168,768)	(166,138)	(193,927)
Other assets	(11,816)	7,294	(2,038)
Accounts payable	(6,497)	41,115	(19,985)
Accrued expenses and other liabilities	201,492	90,486	6,814
Net cash provided by operating activities	573,500	27,162	86,007
Cash flows from investing activities:			
Cash used in business acquisitions (net of cash acquired)	(68,797)	(30,545)	(6,890)
Capital expenditures	(29,400)	(17,935)	(30,406)
Proceeds from disposal of property and equipment	243	—	—
Increase in restricted cash	(4,050)	—	(7,500)
Purchase of investments	(556,643)	(479,533)	(242,568)
Proceeds from sales and maturities of investments	984,938	492,771	201,568
Net cash provided by (used in) investing activities	326,291	(35,242)	(85,796)
Cash flows from financing activities:			
Proceeds from issuance of common stock to employees and common stock pursuant to warrants	48,012	18,956	45,088
Excess tax benefits from stock option exercises	57,151	9,012	—
Net cash provided by financing activities	105,163	27,968	45,088
Effect of exchange rate changes on cash	6,887	10,190	(4,576)
Net increase in cash and cash equivalents	1,011,841	30,078	40,723
Cash and cash equivalents at beginning of period	384,409	354,331	313,608
Cash and cash equivalents at end of period	$1,396,250	$ 384,409	$ 354,331

(1) Excludes amortization of stock-based compensation expense.

(2) Includes the net effects of capitalization and amortization of stock-based compensation expense.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activision, Inc. ("Activision," the "Company," or "we") is a leading international publisher of interactive entertainment software and peripheral products. We have built a company with a diverse portfolio of products that spans a wide range of categories and target markets and that is used on a variety of game hardware platforms and operating systems. We have created, licensed, and acquired a group of highly recognizable franchises, which we market to a variety of consumer demographics. Our products cover diverse game categories including action/adventure, action sports, racing, role-playing, simulation, first-person action, music-based gaming and strategy. Our target customer base ranges from casual players to game enthusiasts, children to adults, and mass-market consumers to "value" buyers. We currently offer our products primarily in versions that operate on the Sony PlayStation 2 ("PS2"), Sony PlayStation 3 ("PS3"), Nintendo Wii ("Wii"), and Microsoft Xbox 360 ("Xbox 360") console systems, Sony PlayStation Portable ("PSP"), and Nintendo Dual Screen ("NDS") handheld devices, and the personal computer ("PC"). In prior years, we have also offered our products on the Sony PlayStation ("PS1"), Microsoft Xbox ("Xbox"), Nintendo GameCube ("NGC"), Nintendo Game Boy Advance ("GBA"), and Nintendo 64 ("N64") console systems, and the Nintendo Game Boy Color ("GBC") handheld device.

Our publishing business involves the development, marketing, and sale of products directly, by license, or through our affiliate label program with certain third-party publishers. Our distribution business consists of operations in Europe that provide logistical and sales services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

We maintain operations in the United States, Canada, the United Kingdom ("UK"), Germany, France, Italy, Spain, Japan, Australia, Sweden, South Korea, Norway, and the Netherlands. In fiscal 2008, operations outside of North America contributed approximately 39% of consolidated net revenues.

Principles of Consolidation The consolidated financial statements include the accounts of Activision, Inc., a Delaware corporation, and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Cash, Cash Equivalents, and Investments Cash and cash equivalents include cash, money markets, and short-term investments with original maturities of not more than 90 days.

Short-term investments generally mature between three and thirty months. Investments with maturities beyond one year may be classified as short-term based on their liquid nature and because such securities represent the investment of cash that is available for current operations. All other investments that are not classified as short-term are classified as long-term investments. All of our investments are classified as available-for-sale and are carried at fair market value with unrealized appreciation (depreciation) reported, net of taxes, as a component of accumulated other comprehensive income (loss) in shareholders' equity. The specific identification method is used to determine the cost of securities disposed with realized gains and losses reflected in investment income, net.

Restricted Cash—Compensating Balances We maintained an irrevocable standby letter of credit in the amount of a $10.0 million as of March 31, 2008 and $7.5 million as of March 31, 2007. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain with the issuing bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate

Notes to Consolidated Financial Statements

amount of any drawings under the letter of credit that have been honored thereunder but not reimbursed. At March 31, 2008 and 2007, $11.6 million and $7.5 million, respectively, of restricted cash is included in short-term investments, most of which is related to that standby letter of credit.

Concentration of Credit Risk Financial instruments which potentially subject us to concentration of credit risk consist principally of temporary cash investments and accounts receivable. We place our temporary cash investments with financial institutions. At various times during the fiscal years ended March 31, 2008, 2007, and 2006, we had deposits in excess of the Federal Deposit Insurance Corporation ("FDIC") limit at these financial institutions.

Our customer base includes retail outlets and distributors, including mass-market retailers, consumer electronics stores, discount warehouses, and game specialty stores in the United States and countries worldwide. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers. We had two customers, Wal-Mart and GameStop, that accounted for 14% and 13% of consolidated net revenues for the fiscal year ended March 31, 2008 and 17% and 10% of consolidated gross accounts receivable at March 31, 2008, respectively. These customers were customers of both our publishing and distribution businesses. We had two customers, Wal-Mart and GameStop, that accounted for 22% and 8% of consolidated net revenues for the year ended March 31, 2007 and 26% and 6% of consolidated gross accounts receivable at March 31, 2007, respectively. For the fiscal year ended March 31, 2006, our two largest customers, Wal-Mart and GameStop, accounted for 22% and 10% of consolidated net revenues, respectively.

Financial Instruments The estimated fair values of financial instruments have been determined using available market information and valuation methodologies described below. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein may not be indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses have been recorded at the fair value due to their short-term nature. Short-term investments are carried at fair value with fair values estimated based on quoted market prices. Long-term investments are comprised of AAA-rated student loan backed taxable auction rate securities. On an industry-wide basis, many auctions have failed, including those for our auction rate securities, and as of yet, a meaningful secondary market for these instruments has not emerged. As a result, quoted market prices are not available, and we estimated the fair market value using valuation models, which take into account both observable market data and nonobservable factors including credit quality, duration, insurance wraps, collateral composition, maximum rate formulas, comparable trading instruments, and likelihood of redemption. Accordingly, we consider the values generated by such valuation models to represent management's best estimate of fair value for the purposes of applying the Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities.*

We account for derivative instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities,* SFAS No. 138, *Accounting for Certain Derivative Instruments and Certain Hedging Activities,* an amendment of SFAS No. 133 and SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 133, 138, and 149 require that all derivatives, including foreign exchange contracts, be recognized in the balance sheet in other assets or liabilities at their fair value.

We utilize forward contracts in order to reduce financial market risks. These instruments are used to hedge foreign currency exposures of underlying assets or liabilities. Our accounting policies for these instruments are based on whether they meet the criteria for designation as hedging transactions. Changes in fair value of derivatives that are designated as cash flow hedges, are highly effective, and qualify as hedging instruments, are recorded in other comprehensive income until the underlying hedged item is recognized in earnings. Any ineffective portion of a derivative's change in fair value is immediately recognized in earnings. Changes in fair value of derivatives that do not qualify as hedging instruments are recorded in earnings. The fair value of foreign currency contracts is estimated based on the spot rate of the various hedged currencies as of the end of the period. As of March 31, 2008, we had no outstanding foreign exchange forward contracts. As of March 31, 2007, accrued expenses included approximately $90,000 of pretax unrealized losses for the estimated fair value of outstanding foreign currency exchange forward contracts.

Software Development Costs and Intellectual Property Licenses Software development costs include payments made to independent software developers under development agreements, as well as direct costs incurred for internally developed products.

We account for software development costs in accordance with Statement of Financial Accounting Standards No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.* Software development costs are capitalized once the technological feasibility of a product is established and such costs are determined to be recoverable. Technological feasibility of a product encompasses both technical design documentation and game design documentation. Significant management judgments and estimates are utilized in the assessment of when technological feasibility is established. For products where proven technology exists, this may occur early in the development cycle. Technological feasibility is evaluated on a product-by-product basis. Prior to a product's release, we expense, as part of "cost of sales—software royalties and amortization," capitalized costs when we believe such amounts are not recoverable. Capitalized costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation. Amounts related to software development which are not capitalized are charged immediately to product development expense.

Commencing upon product release, capitalized software development costs are amortized to "cost of sales—software royalties and amortization" based on the ratio of current revenues to total projected revenues for the specific product, generally resulting in an amortization period of six months or less.

Intellectual property license costs represent license fees paid to intellectual property rights holders for use of their trademarks, copyrights, software, technology, music or other intellectual property or proprietary rights in the development of our products. Depending upon the agreement with the rights holder, we may obtain the rights to use acquired intellectual property in multiple products over multiple years, or alternatively, for a single product. Prior to the related product's release, we expense, as part of "cost of sales—intellectual property licenses," capitalized intellectual property costs when we believe such amounts are not recoverable. Capitalized intellectual property costs for those products that are cancelled or abandoned are charged to product development expense in the period of cancellation.

Commencing upon the related product's release, capitalized intellectual property license costs are amortized to "cost of sales—intellectual property licenses" based on the ratio of current revenues for the specific product to total projected revenues for all products in which the licensed property will be utilized. As intellectual property license contracts may extend for multiple years, the amortization of capitalized intellectual property license costs relating to such contracts may extend beyond one year.

Notes to Consolidated Financial Statements

We evaluate the future recoverability of capitalized software development costs and intellectual property licenses on a quarterly basis. For products that have been released in prior periods, the primary evaluation criterion is actual title performance. For products that are scheduled to be released in future periods, recoverability is evaluated based on the expected performance of the specific products to which the costs relate or in which the licensed trademark or copyright is to be used. Criteria used to evaluate expected product performance include: historical performance of comparable products developed with comparable technology; orders for the product prior to its release; and, for any sequel product, estimated performance based on the performance of the product on which the sequel is based. Further, as many of our intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors, such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property, and the rights holder's continued promotion and exploitation of the intellectual property.

Significant management judgments and estimates are utilized in the assessment of the recoverability of capitalized costs. In evaluating the recoverability of capitalized costs, the assessment of expected product performance utilizes forecasted sales amounts and estimates of additional costs to be incurred. If revised forecasted or actual product sales are less than, and/or revised forecasted or actual costs are greater than, the original forecasted amounts utilized in the initial recoverability analysis, the net realizable value may be lower than originally estimated in any given quarter, which could result in an impairment charge. Additionally, as noted above, as many of our intellectual property licenses extend for multiple products over multiple years, we also assess the recoverability of capitalized intellectual property license costs based on certain qualitative factors such as the success of other products and/or entertainment vehicles utilizing the intellectual property, whether there are any future planned theatrical releases or television series based on the intellectual property and the rights holder's continued promotion and exploitation of the intellectual property. Material differences may result in the amount and timing of charges for any period if management makes different judgments or utilizes different estimates in evaluating these qualitative factors.

Inventories Inventories are valued at the lower of cost (first-in, first-out) or market.

Property and Equipment Property and equipment are recorded at cost. Depreciation and amortization are provided using the straight-line method over the shorter of the estimated useful lives or the lease term: buildings, 25 to 33 years; computer equipment, office furniture and other equipment, two to five years; leasehold improvements, through the life of the lease. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed and any resulting gains or losses are recognized in current operations.

Goodwill and Other Intangible Assets We account for goodwill using the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"). Under SFAS No. 142, goodwill is deemed to have an indefinite useful life and is not amortized but rather tested at least annually for impairment at the reporting unit level. An impairment loss is recognized if the carrying amount of goodwill is not recoverable and its carrying amount exceeds its fair value. Our impairment tests as of March 31, 2008, 2007, and 2006 did not indicate that goodwill was impaired. Our reporting units are determined based on the guidance provided by SFAS No. 142 and EITF Issue D-101 *Clarification of Reporting Unit Guidance in Paragraph 30 of SFAS No. 142*, and at March 31, 2008 consisted of our publishing and distribution operating segments. In accordance with SFAS No. 142, we have not amortized goodwill during the fiscal years ended March 31, 2008, 2007, and 2006. SFAS No. 142 also requires that intangible assets with definite lives be amortized over their estimated useful lives and reviewed for impairment in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144") when events or circumstances indicate that the carrying value may not be recoverable. The Company determined there was no impairment of intangible assets for the years ended March 31, 2008, 2007, and 2006.

Revenue Recognition We recognize revenue from the sale of our products upon the transfer of title and risk of loss to our customers, and once any performance obligations have been completed. Certain products are sold to customers with a street date (the earliest date these products may be sold by retailers). For these products we recognize revenue on the later of the street date or the sale date. Revenue from product sales is recognized after deducting the estimated allowance for returns and price protection. With respect to license agreements that provide customers the right to make multiple copies in exchange for guaranteed amounts, revenue is recognized upon delivery of a master copy. Per-copy royalties on sales that exceed the guarantee are recognized as earned. Some of our software products provide limited online features at no additional cost to the consumer. Generally, we consider such features to be incidental to the overall product offering and an inconsequential deliverable. Accordingly, we do not defer any revenue related to products containing these limited online features. In instances where online features or additional functionality is considered a substantive deliverable in addition to the software product, we take this into account when applying our revenue recognition policy. This evaluation is performed for each software product when it is released. In fiscal 2008, we determined that one of our software titles, *Enemy Territory: Quake Wars* (which is primarily an online multiplayer personal computer ("PC") game), contains online functionality that constitutes a more-than-inconsequential separate service deliverable in addition to the product, principally because of its importance to game play. As such, our performance obligations for this title extend beyond the sale of the game, which is unique compared to other previously released titles. Vendor-specific objective evidence of fair value ("VSOE") does not exist for the online functionality, as we do not separately charge for this component of the title. As a result, we are recognizing all of the revenue from the sale of this title ratably over an estimated service period, which is currently estimated to be six months beginning the month after shipment. In addition, we are deferring the costs of sales for this title, which includes: manufacturing costs, software royalties and amortization, and intellectual property licenses. Overall, online play functionality is still an emerging area for us. As we move forward, we will monitor this developing functionality and its significance for our products.

With respect to online transactions, such as electronic downloads of titles or product add-ons, revenue is recognized when the fee is paid by the online customer to purchase online content and we are notified by the online retailer that the product has been downloaded. In addition, in order to recognize revenue for both product sales and licensing transactions, persuasive evidence of an arrangement must exist and collection of the related receivable must be probable.

Sales incentives or other consideration given by us to our customers is accounted for in accordance with the Financial Accounting Standards Board's EITF Issue 01-9, *Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Products).* In accordance with EITF Issue 01-9, sales incentives and other consideration that are considered adjustments of the selling price of our products, such as rebates and product placement fees, are reflected as reductions of revenue. Sales incentives and other consideration that represent costs incurred by us for assets or services received, such as the appearance of our products in a customer's national circular ad, are reflected as sales and marketing expenses.

Notes to Consolidated Financial Statements

Allowances for Returns, Price Protection, Doubtful Accounts, and Inventory Obsolescence We closely monitor and analyze the historical performance of our various titles, the performance of products released by other publishers, and the anticipated timing of other releases in order to assess future demands of current and upcoming titles. Initial volumes shipped upon title launch and subsequent reorders are evaluated to ensure that quantities are sufficient to meet the demands from the retail markets, but at the same time are controlled to prevent excess inventory in the channel. We benchmark units to be shipped to our customers using historical and industry data.

We may permit product returns from, or grant price protection to, our customers under certain conditions. In general, price protection refers to the circumstances when we elect to decrease the wholesale price of a product by a certain amount and, when granted and applicable, allows customers a credit against amounts owed by such customers to us with respect to open and/or future invoices. The conditions our customers must meet to be granted the right to return products or price protection are, among other things, compliance with applicable payment terms, and consistent delivery to us of inventory and sell-through reports. We may also consider other factors, including the facilitation of slow-moving inventory and other market factors. Management must make estimates of potential future product returns and price protection related to current period product revenue. We estimate the amount of future returns and price protection for current period product revenue utilizing historical experience and information regarding inventory levels and the demand and acceptance of our products by the end consumer. The following factors are used to estimate the amount of future returns and price protection for a particular title: historical performance of titles in similar genres; historical performance of the hardware platform; historical performance of the franchise; console hardware life cycle; Activision sales force and retail customer feedback; industry pricing; weeks of on-hand retail channel inventory; absolute quantity of on-hand retail channel inventory; our warehouse on-hand inventory levels; the title's recent sell-through history (if available); marketing trade programs; and competing titles. The relative importance of these factors varies among titles depending upon, among other items, genre, platform, seasonality, and sales strategy. Significant management judgments and estimates must be made and used in connection with establishing the allowance for returns and price protection in any accounting period. Based upon historical experience we believe our estimates are reasonable. However, actual returns and price protection could vary materially from our allowance estimates due to a number of reasons including, among others, a lack of consumer acceptance of a title, the release in the same period of a similarly themed title by a competitor, or technological obsolescence due to the emergence of new hardware platforms. Material differences may result in the amount and timing of our revenue for any period if factors or market conditions change or if management makes different judgments or utilizes different estimates in determining the allowances for returns and price protection. For example, a 1% change in our March 31, 2008 allowance for returns and price protection would impact net revenues by $1.3 million.

Similarly, management must make estimates of the uncollectibility of our accounts receivable. In estimating the allowance for doubtful accounts, we analyze the age of current outstanding account balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends, and changes in our customers' payment terms and their economic condition, as well as whether we can obtain sufficient credit insurance. Any significant changes in any of these criteria would affect management's estimates in establishing our allowance for doubtful accounts.

We value inventory at the lower of cost or market. We regularly review inventory quantities on hand and in the retail channel and record a provision for excess or obsolete inventory based on the future expected demand for our products. Significant changes in demand for our products would impact management's estimates in establishing our inventory provision.

Shipping and Handling Shipping and handling costs, which consist primarily of packaging and transportation charges incurred to move finished goods to customers, are included in "cost of sales—product costs."

Advertising Expenses We expense advertising as incurred, except for production costs associated with media advertising which are deferred and charged to expense the first time the related ad is run. Advertising expenses for the fiscal years ended March 31, 2008, 2007, and 2006 were approximately $180.3 million, $98.4 million, and $192.6 million, respectively, and are included in sales and marketing expense in the Consolidated Statements of Operations.

Income Taxes We account for income taxes using Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes* ("SFAS No. 109"). Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currency Translation The functional currencies of our foreign subsidiaries are their local currencies. All assets and liabilities of our foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the end of the period, and revenue and expenses are translated at weighted average exchange rates during the period. The resulting translation adjustments are reflected as a component of accumulated other comprehensive income (loss) in shareholders' equity.

Comprehensive Income Comprehensive income includes net income, unrealized appreciation (depreciation) on short-term and long-term investments and foreign currency translation adjustments.

Estimates The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities or the disclosure of gain or loss contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Earnings Per Common Share Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for all periods. Diluted earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding, increased by common stock equivalents. Common stock equivalents are calculated using the treasury stock method and represent incremental shares issuable upon exercise of our outstanding options and warrants. However, potential common shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

Stock-Based Compensation On April 1, 2006, we adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including employee stock options and employee stock purchases made pursuant to the Employee Stock Purchase Plan ("employee stock purchases"), based on estimated fair values. SFAS No. 123R supersedes our previous

Notes to Consolidated Financial Statements

accounting under Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25"). In March 2005, the SEC issued Staff Accounting Bulletin No. 107, *Share-Based Payment* ("SAB No. 107") relating to SFAS No. 123R. We have applied the provisions of SAB No. 107 in our adoption of SFAS No. 123R.

We adopted SFAS No. 123R using the modified prospective transition method, which requires the application of the accounting standard as of April 1, 2006, the first day of our fiscal 2007. Therefore, commencing from our fiscal 2007, the Company's Consolidated Financial Statements reflect the impact of SFAS No. 123R. The Company's Consolidated Financial Statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R in accordance with the modified prospective transition method. See Note 14 for additional information.

In November 2005, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FAS 123(R)-3, *Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards* ("FSP No. 123R-3"). We have elected not to adopt the alternative transition method provided in the FSP No. 123R-3 for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R. We followed paragraph 81 of SFAS No. 123R to calculate the initial pool ("APIC pool") of excess tax benefits and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123R.

SFAS No. 123R requires companies to estimate the fair value of share-based payment awards on the measurement date using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in our Consolidated Statement of Operations. Stock-based compensation expense recognized under SFAS No. 123R for the fiscal years ended March 31, 2008 and March 31, 2007 was $53.6 million and $25.5 million, respectively. Prior to the adoption of SFAS No. 123R, the Company accounted for stock-based awards to employees and directors using the intrinsic value method in accordance with APB No. 25 as allowed under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123"). Under APB No. 25, compensation expense was recorded for the issuance of stock options and other stock-based compensation based on the intrinsic value of the stock options and other stock-based compensation on the date of grant or measurement date. Under the intrinsic value method, compensation expense was recorded on the measurement date only if the current market price of the underlying stock exceeded the stock option or other stock-based award's exercise price. For the fiscal year ended March 31, 2006, we recognized $3.1 million in stock-based compensation expense related to employee stock options and restricted stock, under APB No. 25. See Note 14 for additional information.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in our Consolidated Statements of Operations for the fiscal year ended March 31, 2008 includes compensation expense for share-based payment awards granted prior to, but not yet vested as of, April 1, 2006 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS No. 123, and compensation expense for the share-based payment awards granted subsequent to April 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123R. As stock-based compensation expense recognized in the Consolidated Statements of Operations for the fiscal year ended March 31, 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

2. INVESTMENT INCOME, NET

Investment income, net is comprised of the following, (amounts in thousands):

For the fiscal years ended March 31,	2008	2007	2006
Interest income	$50,289	$34,952	$26,595
Interest expense	(138)	(97)	(262)
Net realized gain on investments	1,103	1,823	4,297
Investment income, net	$51,254	$36,678	$30,630

3. ACQUISITIONS

Bizarre Creations On September 26, 2007, we acquired 100% of Bizarre Creations Limited ("Bizarre Creations") for an aggregate purchase price of $67.4 million in cash. In addition, in the event that certain financial performance measures of Bizarre Creations' business over a certain period of time (currently estimated to be five years from fiscal 2008) exceed specified target levels, the former shareholders of Bizarre Creations will be entitled to an additional amount of up to $40.0 million payable in shares of our common stock. The contingent consideration will be recorded as an addition to the purchase price if the specified target levels are met. Based in the United Kingdom (the "UK"), Bizarre Creations is a video game developer focusing on the racing category with its multimillion unit selling franchise Project Gotham Racing, a series for the Microsoft Xbox and the Microsoft Xbox 360 platforms. Bizarre Creations has also developed and owns the Geometry Wars intellectual property. We expect that Bizarre Creations will play a role in our growth strategy as we develop intellectual property for the racing genre, expand our development capability and capacity for other genres and utilize Bizarre Creations' proprietary development technology.

The results of operations of Bizarre Creations and the estimated fair market values of the acquired assets and liabilities have been included in our Consolidated Financial Statements since the date of acquisition. Pro forma consolidated statements of operations for this acquisition are not shown, as they would not differ materially from reported results. The acquired finite-lived intangible assets are being amortized over the estimated useful lives in proportion to the economic benefits consumed, which for some intangible assets are approximated by using the straight-line method. Goodwill has been included in the publishing segment of our business and is amortized over 15 years for tax purposes.

Purchase Price Allocation The purchase price for the Bizarre Creations transaction was allocated to assets acquired and liabilities assumed as set forth below (amounts in thousands):

Current assets	$ 4,352
Property and equipment, net	2,203
Goodwill	55,833
Trademark, acquired contracts and acquired technologies	9,500
Deferred tax liability	(1,876)
Other liabilities	(2,639)
Total consideration	$67,373

Notes to Consolidated Financial Statements

Purchased Intangible Assets The following table presents the components of the purchased finite-lived intangible assets acquired in the Bizarre Creations acquisition (amounts in thousands):

	Estimated Useful Life (in years)	Amount
Finite-lived intangibles:		
Trademark	8	$1,100
Acquired contracts	0.5	2,800
Acquired technologies	1 – 5	5,600
Total finite-lived intangibles		$9,500

The following table presents the gross and net balances, and accumulated amortization of the components of our purchased finite-lived intangible assets acquired in the Bizarre Creations acquisition as of March 31, 2008 (amounts in thousands):

	Gross	Accumulated Amortization	Effect of foreign currency rates	Net
Trademark	$1,100	$ —	$ (27)	$1,073
Acquired contracts	2,800	(2,767)	(33)	—
Acquired technologies	5,600	(690)	(130)	4,780
Total	$9,500	$(3,457)	$(190)	$5,853

The estimated future amortization expense of our purchased finite-lived intangible assets acquired in the Bizarre Creations acquisition as of March 31, 2008 is as follows (amounts in thousands):

Fiscal years ending March 31,	Amount
2009	$ 683
2010	1,125
2011	1,500
2012	1,125
2013	750
Thereafter	670
Total	$5,853

DemonWare On May 11, 2007, we completed our acquisition of DemonWare, Ltd., a provider of network middleware technologies for console and PC games headquartered in Dublin, Ireland. We expect the acquisition to enable us to gain efficiencies related to online game development and to position us to take advantage of the growth in online gameplay that is expected to be driven by the next-generation consoles. The acquisition is immaterial to fiscal 2008 earnings per share and cash flow.

RedOctane, Inc. On June 6, 2006, we completed our acquisition of 100% of RedOctane, Inc. ("RedOctane") for an aggregate accounting purchase price of $99.9 million, including transaction costs, consisting of $30.9 million in cash and 2,382,077 shares of Activision common stock valued at approximately $30.0 million based upon prevailing market prices which was issued on the closing date, and $39.0 million payable in Activision common stock within two years of the closing date, which is recorded in accrued expenses and other liabilities at March 31, 2008 and in other liabilities at March 31, 2007. In addition, in the event the net income of the business over a certain period of time exceeds specified target levels by certain amounts, certain former shareholders of RedOctane will be entitled to an additional amount of up to $51.0 million payable in shares of Activision common stock. The contingent consideration will be recorded as an additional element of the purchase price if those contingencies are achieved (see Note 8 for additional information). We issued part of the contingent considerations in fiscal 2008 as the contingency was achieved. Based in Sunnyvale, California, RedOctane is a publisher, developer, and distributor of interactive entertainment software, hardware and accessories. RedOctane offers its interactive entertainment products in versions that operate on the PS2, Xbox 360, and PC, and its leading software product offering is Guitar Hero. RedOctane also designs, manufactures, and markets high quality video game peripherals and accessories.

The results of operations of RedOctane and the estimated fair market values of the acquired assets and liabilities have been included in the Consolidated Financial Statements since the date of acquisition. The acquired, finite-lived intangible assets are being amortized over estimated lives ranging from 0.6 to 1.6 years. Goodwill has been included in the publishing segment of our business and is nondeductible for tax purposes.

Purchase Price Allocation The purchase price for the RedOctane transaction was allocated to assets acquired and liabilities assumed as set forth below (amounts in thousands):

Current assets	$ 17,530
Property and equipment, net	207
Other assets	1,033
Goodwill	87,004
Trademark and other intangibles	16,700
Deferred tax liability	(6,496)
Other liabilities	(16,033)
Total consideration	$ 99,945

Notes to Consolidated Financial Statements

Purchased Intangible Assets The following table presents the components of the purchased finite-lived intangible assets acquired in the RedOctane acquisition (amounts in thousands):

	Estimated Useful Life (in years)	Amount
Finite-lived intangibles:		
Trademark	1.3	$ 1,000
Development-related intangibles	0.6 – 1.6	15,700
Total finite-lived intangibles		$16,700

At March 31, 2008, the purchased finite-lived intangible assets acquired in the RedOctane acquisition were fully amortized. At March 31, 2007, the net purchased finite-lived intangible assets were $5.0 million which were included in other current assets.

During the three years ended March 31, 2008, we separately completed the acquisition of other three privately-held interactive software development companies. We accounted for these acquisitions in accordance with SFAS No. 141, which addresses financial accounting and reporting for business combinations, requiring that the purchase method be used to account and report for all business combinations. These acquisitions have further enabled us to implement our multiplatform development strategy by bolstering our internal product development capabilities for console systems and personal computers and strengthening our position in the first-person action, action/adventure, music-based gaming and action sports game categories. A significant portion of the purchase price for all of these acquisitions was assigned to goodwill as the primary asset that we acquired in each of the transactions was an assembled work force with proven technical and design talent with a history of high-quality product creation. Pro forma Consolidated Statements of Operations for all of these acquisitions in aggregate are not shown, as they would not differ materially from each year's reported results.

4. CASH, CASH EQUIVALENTS, SHORT-TERM AND LONG-TERM INVESTMENTS

The following table summarizes our cash, cash equivalents, short-term and long-term investments as of March 31, 2008 (amounts in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents:				
Cash and time deposits	$ 266,270	$ —	$ —	$ 266,270
Money market instruments	1,129,980	—	—	1,129,980
Cash and cash equivalents	1,396,250	—	—	1,396,250
Short-term investments:				
U.S. agency issues	7,168	45	—	7,213
Corporate bonds	17,031	71	—	17,102
Mortgage-backed securities	11,927	5	(332)	11,600
Commercial paper	5,493	3	—	5,496
Restricted cash	11,551	—	—	11,551
Short-term investments	53,170	124	(332)	52,962
Cash, cash equivalents and short-term investments	$1,449,420	$124	$ (332)	$1,449,212
Long-term investments:				
Taxable auction rate notes	95,538	—	(4,323)	91,215
	$ 95,538	$ —	$(4,323)	$ 91,215
Total cash, cash equivalent, short-term and long-term investments	$1,544,958	$124	$(4,655)	$1,540,427

Notes to Consolidated Financial Statements

The following table summarizes our cash, cash equivalents, and short-term investments as of March 31, 2007 (amounts in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Cash and cash equivalents:				
Cash and time deposits	$187,594	$—	$ —	$187,594
Commercial paper	86,776	—	(34)	86,742
Money market instruments	106,986	—	—	106,986
Corporate bonds	3,087	—	—	3,087
Cash and cash equivalents	384,443	—	(34)	384,409
Short-term investments:				
U.S. agency issues	191,840	8	(1,011)	190,837
Corporate bonds	103,006	39	(148)	102,897
Mortgage-backed securities	33,142	—	(199)	32,943
Taxable auction rate notes	114,698	—	—	114,698
Asset-backed securities	7,754	2	(7)	7,749
Commercial paper	92,018	—	(67)	91,951
Certificate of deposit	21,866	2	(3)	21,865
Restricted cash	7,500	—	—	7,500
Short-term investments	571,824	51	(1,435)	570,440
Cash, cash equivalents and short-term investments	$956,267	$51	$(1,469)	$954,849

In accordance with EITF 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, and FSP SFAS No. 115-1 and SFAS No. 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*, investments are reviewed periodically to identify possible impairment. When evaluating the investments, the Company reviews factors such as the length of time and extent to which fair value has been below the cost basis, the financial condition of the issuer, and the Company's ability and intent to hold the investment for a period of time which may be an amount of time sufficient to recover the anticipated market value. The following table illustrates the gross unrealized losses on securities available-for-sale and the fair value of those securities, aggregated by investment category as of March 31, 2008.

The table also illustrates the length of time that they have been in a continuous unrealized loss position as of March 31, 2008 (amounts in thousands):

	Less than 12 months		12 months or more		Total	
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
Taxable auction rate notes	$(4,323)	$91,215	$ —	$ —	$(4,323)	$91,215
Mortgage-backed securities	(2)	1,890	(330)	5,322	(332)	7,212
Total temporarily impaired securities	$(4,325)	$93,105	$(330)	$5,322	$(4,655)	$98,427

Our investment portfolio usually consists of government and corporate securities with effective maturities of less than 30 months, except for auction rate securities classified as long-term investments as of March 31, 2008 that have stated maturities of up to 39 years. The $4.7 million gross unrealized losses on securities available-for-sale represents 0.3% of total investments and cash and cash equivalents at amortized cost. These unrealized losses consist primarily of individual securities with unrealized losses of less than 10% of each security's amortized cost. The unrealized loss position of approximately $0.3 million of more than 12 months relates to a mortgage-backed security with a decline of approximately 6% of amortized cost.

Based upon our analysis of the impaired securities, which includes consideration of the status of debt servicing, the financial condition of the issuer, and our intent and ability to hold the securities until they mature or recover their costs, we have concluded that the gross unrealized losses of $4.7 million at March 31, 2008 were temporary in nature. We have the intent and ability to hold these securities for a period of time sufficient for a recovery of fair value up to (or beyond) the initial cost of the investment. We expect to realize the full value of all of these investments upon maturity or sale. However, facts and circumstances may change which could result in a decline in fair value considered to be other-than-temporary in the future.

The following table illustrates the gross unrealized losses on securities available-for-sale and the fair value of those securities, aggregated by investment category as of March 31, 2007. The table also illustrates the length of time that they have been in a continuous unrealized loss position as of March 31, 2007 (amounts in thousands):

	Less than 12 months		12 months or more		Total	
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
U.S. agency issues	$ (23)	$ 17,146	$ (988)	$162,505	$(1,011)	$179,651
Corporate bonds	(123)	57,285	(25)	12,796	(148)	70,081
Commercial paper	(100)	178,694	—	—	(100)	178,694
Taxable auction rate notes	—	10,006	—	—	—	10,006
Mortgage-backed securities	(126)	19,994	(80)	18,784	(206)	38,778
Asset-backed securities	—	—	—	64	—	64
Certificate of deposit	(4)	18,936	—	—	(4)	18,936
Total temporarily impaired securities	$(376)	$302,061	$(1,093)	$194,149	$(1,469)	$496,210

Notes to Consolidated Financial Statements

The increase from March 31, 2007 to March 31, 2008 in the total unrealized losses is predominantly due to the taxable auction rate notes category and relates primarily to the recent failed auctions. All of our investments in auction rate securities were classified as long-term investments at March 31, 2008 due to the recent failed auctions and uncertainties of the timing of liquidation. Our investments in auction rate securities are all backed by higher education student loans.

The following table summarizes the contractually stated maturities of our investments in corporate bonds, commercial paper, and U.S. agency issues as of March 31, 2008 (amounts in thousands):

	Amortized Cost	Fair Value
Due after one year or less	$26,615	$26,669
Due after one year through two years	3,077	3,142
Due after two years through three years	—	—
	$29,692	$29,811

For the years ended March 31, 2008, 2007, and 2006 gross realized gains on investments were $1.5 million, $1.8 million, and $4.3 million, respectively. Gross realized losses were $0.4 million for the year ended March 31, 2008, and zero for the years ended March 31, 2007 and 2006. The proceeds from the sale of available-for-sale securities were $193.0 million, $4.0 million, and $27.4 million for the years ended March 31, 2008, 2007, and 2006, respectively.

5. SOFTWARE DEVELOPMENT COSTS AND INTELLECTUAL PROPERTY LICENSES

As of March 31, 2008, capitalized software development costs included $97.8 million of internally developed software costs and $12.0 million of payments made to third-party software developers. As of March 31, 2007, capitalized software development costs included $94.3 million of internally developed software costs and $36.6 million of payments made to third-party software developers. Capitalized intellectual property licenses were $83.6 million and $100.3 million as of March 31, 2008 and 2007, respectively. Amortization and write-offs of capitalized software development costs and intellectual property licenses, including capitalized stock-based compensation expense, was $220.3 million, $94.0 million, and $173.6 million for the years ended March 31, 2008, 2007, and 2006, respectively.

6. INVENTORIES

Our inventories consisted of the following (amounts in thousands):

As of March 31,	2008	2007
Finished goods	$144,549	$89,048
Purchased parts and components	2,325	2,183
	$146,874	$91,231

7. PROPERTY AND EQUIPMENT, NET

Property and equipment, net was comprised of the following (amounts in thousands):

As of March 31,	2008	2007
Land	$ 722	$ 612
Buildings	5,818	4,915
Leasehold improvements	25,895	19,816
Computer equipment	74,700	61,382
Office furniture and other equipment	25,439	19,879
Total cost of property and equipment	132,574	106,604
Less accumulated depreciation	(78,046)	(60,064)
Property and equipment, net	$ 54,528	$ 46,540

Depreciation expense for the years ended March 31, 2008, 2007, and 2006 was $23.3 million, $17.8 million, and $14.2 million, respectively.

8. GOODWILL

The changes in the carrying amount of goodwill were as follows (amounts in thousands):

	Publishing	Distribution	Total
Balance as of March 31, 2006	$ 95,094	$5,352	$100,446
Goodwill acquired during the year	87,257	—	87,257
Issuance of contingent consideration	6,918	—	6,918
Adjustment-prior period purchase allocation	51	—	51
Effect of foreign currency exchange rates	22	680	702
Balance as of March 31, 2007	189,342	6,032	195,374
Goodwill acquired during the year	58,609	—	58,609
Issuance of contingent consideration	25,864	—	25,864
Adjustment-prior period purchase allocation	(318)	—	(318)
Effect of foreign currency exchange rates	(430)	62	(368)
Balance as of March 31, 2008	$273,067	$6,094	$279,161

Goodwill acquired during the year represents goodwill of $55.8 million and $2.8 million related to the acquisitions of Bizarre Creations and DemonWare, respectively. See Note 3 for additional information. Issuance of contingent consideration consists of additional purchase consideration related to the acquisition of RedOctane Inc. and Vicarious Visions Inc. for $22.7 million and $3.1 million, respectively, which was paid in shares of our common stock.

Notes to Consolidated Financial Statements

9. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses were comprised of the following (amounts in thousands):

As of March 31,	2008	2007
Accrued royalties payable	$ 43,894	$ 21,583
Accrued selling and marketing costs	51,174	23,909
Common stock payable — RedOctane	39,000	—
Income tax payable	83,953	55,530
Accrued payroll related costs	125,279	63,249
Accrued professional and legal costs	49,827	9,494
Other	33,048	30,887
Total accrued expenses	$426,175	$204,652

10. OPERATIONS BY REPORTABLE SEGMENTS AND GEOGRAPHIC AREA

We operate two business segments: (i) publishing of interactive entertainment software and peripherals and (ii) distribution of interactive entertainment software and hardware products.

Publishing refers to the development, marketing, and sale of products directly, by license or through our affiliate label program with certain third-party publishers. In the United States, we primarily sell our products on a direct basis to mass-market retailers, consumer electronics stores, discount warehouses, and game specialty stores. We conduct our international publishing activities through offices in the UK, Germany, France, Italy, Spain, the Netherlands, Norway, Australia, Sweden, Canada, South Korea and Japan. Our products are sold internationally on a direct-to-retail basis and through third-party distribution and licensing arrangements and through our wholly-owned distribution subsidiaries located in the UK, the Netherlands, and Germany.

Distribution refers to our operations in the UK, the Netherlands, and Germany that provide logistical and sales services to third-party publishers of interactive entertainment software, our own publishing operations, and manufacturers of interactive entertainment hardware.

The accounting policies of these segments are the same as those described in the Summary of Significant Accounting Policies. Transactions between segments are eliminated in consolidation.

Information on the reportable segments for the three years ended March 31, 2008 is as follows (amounts in thousands):

For the year ended March 31, 2008	Publishing	Distribution	Total
Total segment revenues	$2,645,494	$392,970	$3,038,464
Revenue from sales between segments	(140,328)	—	(140,328)
Revenues from external customers	$2,505,166	$392,970	$2,898,136
Operating income	$ 461,718	$ 17,896	$ 479,614
Total assets	$2,371,661	$159,012	$2,530,673

For the year ended March 31, 2007	Publishing	Distribution	Total
Total segment revenues	$1,199,764	$393,974	$1,593,738
Revenue from sales between segments	(80,726)	—	(80,726)
Revenues from external customers	$1,119,038	$393,974	$1,513,012
Operating income	$ 64,076	$ 9,071	$ 73,147
Total assets	$1,618,195	$175,752	$1,793,947

For the year ended March 31, 2006	Publishing	Distribution	Total
Total segment revenues	$1,286,294	$313,337	$1,599,631
Revenue from sales between segments	(131,631)	—	(131,631)
Revenues from external customers	$1,154,663	$313,337	$1,468,000
Operating income (loss)	$ (6,715)	$ 21,941	$ 15,226
Total assets	$1,293,014	$125,241	$1,418,255

Geographic information is based on the location of the selling entity. Revenues from external customers by geographic region were as follows (amounts in thousands):

For the years ended March 31,	2008	2007	2006
North America	$1,761,753	$ 753,376	$ 710,040
Europe	1,037,257	718,973	717,494
Other	99,126	40,663	40,466
Total	$2,898,136	$1,513,012	$1,468,000

Notes to Consolidated Financial Statements

Revenues by platform were as follows (amounts in thousands):

For the years ended March 31,	2008	2007	2006
Console	$2,398,593	$1,125,457	$1,008,758
Handheld	314,217	275,650	235,834
PC	185,326	111,905	223,408
Total	$2,898,136	$1,513,012	$1,468,000

A significant portion of our revenues is derived from products based on a relatively small number of popular franchises each year. In fiscal 2008, 65% of our consolidated net revenues and 75% of worldwide publishing net revenues were derived from three franchises. In fiscal 2007, 39% of our consolidated net revenues and 52% of worldwide publishing net revenues were derived from three franchises. In fiscal 2006, 30% of our consolidated net revenues and 38% of worldwide publishing net revenues were derived from three franchises.

We had two customers, Wal-Mart and GameStop, that accounted for 14% and 13% of consolidated net revenues for the fiscal year ended March 31, 2008 and 17% and 10% of consolidated gross accounts receivable at March 31, 2008, respectively. These customers were customers of both our publishing and distribution businesses. We had two customers, Wal-Mart and GameStop, that accounted for 22% and 8% of consolidated net revenues for the year ended March 31, 2007 and 26% and 6% of consolidated gross accounts receivable at March 31, 2007, respectively. For the fiscal year ended March 31, 2006, our two largest customers, Wal-Mart and GameStop, accounted for 22% and 10% of consolidated net revenues, respectively.

11. COMPUTATION OF EARNINGS PER SHARE

The following table sets forth the computations of basic and diluted earnings per share (amounts in thousands, except per share data):

For the years ended March 31,	2008	2007	2006
Numerator:			
Numerator for basic and diluted earnings per share—income available to common shareholders	$344,883	$ 85,787	$ 40,251
Denominator:			
Denominator for basic earnings per share—weighted average common shares outstanding	288,957	281,114	273,177
Effect of dilutive securities:			
Employee stock options and stock purchase plan	25,062	23,611	20,232
Warrants to purchase common stock	712	614	593
Potential dilutive common shares	25,774	24,225	20,825
Denominator for diluted earnings per share—weighted average common shares outstanding plus assumed conversions	314,731	305,339	294,002
Basic earnings per share	$ 1.19	$ 0.31	$ 0.15
Diluted earnings per share	$ 1.10	$ 0.28	$ 0.14

Options to purchase approximately 7.1 million, 7.9 million, and 1.0 million shares of common stock for the years ended March 31, 2008, 2007, and 2006, respectively, were not included in the calculation of diluted earnings per share because their effect would be antidilutive.

12. INCOME TAXES

Domestic and foreign income before income taxes and details of the income tax provision are as follows (amounts in thousands):

For the years ended March 31,	2008	2007	2006
Income (loss) before income taxes:			
Domestic	$463,792	$ 99,210	$ 52,321
Foreign	67,076	10,615	(6,465)
	$530,868	$109,825	$ 45,856
Income tax expense (benefit):			
Current:			
Federal	$ 87,126	$ 34,342	$ —
State	8,659	15,325	308
Foreign	9,820	3,842	4,383
Total current	105,605	53,509	4,691
Deferred:			
Federal	11,040	(17,074)	(11,095)
State	5,873	(19,608)	(7,266)
Foreign	6,132	(4,127)	(10,092)
Total deferred	23,045	(40,809)	(28,453)
Add back benefit credited to additional paid-in capital:			
Tax benefit related to stock option and warrant exercises	57,335	11,338	29,367
Income tax provision	$185,985	$ 24,038	$ 5,605

Notes to Consolidated Financial Statements

The items accounting for the difference between income taxes computed at the U.S. federal statutory income tax rate and the income tax provision for each of the years are as follows:

For the years ended March 31,	2008	2007	2006
Federal income tax provision at statutory rate	35.0%	35.0%	35.0%
State taxes, net of federal benefit	3.6	4.1	4.3
Research and development credits	(3.8)	(8.5)	(36.2)
Decremental effect of foreign tax rates	(0.6)	(3.6)	(10.5)
Increase (decrease) in valuation allowance	—	(26.6)	18.0
Increase (decrease) in tax reserves	1.1	18.8	(2.2)
Other	(0.3)	2.7	3.8
	35.0%	21.9%	12.2%

Deferred income taxes reflect the net tax effects of temporary differences between the amounts of assets and liabilities for accounting purposes and the amounts used for income tax purposes. The components of the net deferred tax assets are as follows (amounts in thousands):

As of March 31,	2008	2007
Deferred tax assets:		
Allowance for doubtful accounts	$ 421	$ 369
Allowance for sales returns and price protection	18,835	14,094
Inventory reserve	894	1,507
Accrued payroll related costs	12,732	5,996
Accrued professional and legal costs	17,913	2,901
Amortization and depreciation	5,293	1,566
Tax credit carryforwards	25,619	89,014
Net operating loss carryforwards	1,740	29,822
Stock-based compensation	30,058	11,879
Other	15,394	6,057
Deferred tax assets	128,899	163,205
Valuation allowance	(382)	(382)
Deferred tax assets, net of valuation allowance	128,517	162,823
Deferred tax liabilities:		
Capitalized development expenses	43,766	50,159
State taxes	10,684	12,309
Deferred tax liabilities	54,450	62,468
Net deferred tax assets	$ 74,067	$100,355

As of March 31, 2008, our available federal net operating loss carryforward of approximately $1.0 million is subject to certain limitations as defined under Section 382 of the Internal Revenue Code. The net operating loss carryforwards will begin to expire in 2023. We have various state net operating loss carryforwards totaling $14.4 million which are not subject to limitations under Section 382 of the Internal Revenue Code and will begin to expire in 2013. We have tax credit carryforwards of $0.8 million and $24.6 million for federal and state purposes, respectively, which begin to expire in fiscal 2016.

Realization of the deferred tax assets is dependent upon the continued generation of sufficient taxable income prior to expiration of tax credits and loss carryforwards. Although realization is not assured, management believes it is more likely than not that the net carrying value of the deferred tax assets will be realized.

Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided approximated $168.1 million at March 31, 2008. Deferred income taxes on these earnings have not been provided as these amounts are considered to be permanent in duration.

We adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), an interpretation of SFAS No. 109 on April 1, 2007. Implementation of FIN 48 did not result in a material adjustment to the liability for unrecognized income tax benefits. At the adoption date of April 1, 2007, we had $65.5 million of unrecognized tax benefits, of which $26.2 million would affect our effective tax rate if recognized. As of March 31, 2008, we had approximately $74.2 million in total unrecognized tax benefits of which $30.0 million would affect our effective tax rate if recognized. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (amounts in thousands):

Unrecognized tax benefits balance at April 1, 2007	$65,472
Gross increase for tax positions of prior years	3,370
Gross decrease for tax positions of prior years	(697)
Gross increase for tax positions of current year	6,032
Gross decrease for tax positions of current year	—
Settlements	—
Lapse of statute of limitations	—
Unrecognized tax benefits balance at March 31, 2008	$74,177

In addition, consistent with the provisions of FIN 48, we reclassified $23.5 million of income tax liabilities from current to non-current liabilities because payment of cash or settlement is not anticipated within one year of the balance sheet date. These noncurrent income tax liabilities are recorded in other liabilities in the Consolidated Balance Sheets as of March 31, 2008.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of March 31, 2008, we had approximately $609,000 of accrued interest related to uncertain tax positions. For the year ended March 31, 2008, we recorded $69,000 of interest expense related to uncertain tax positions.

Notes to Consolidated Financial Statements

The tax years 2002 through 2007 remain open to examination by the major taxing jurisdictions to which we are subject, including United States of America ("U.S.") and non-U.S. locations. We are currently under audit by the Internal Revenue Service and the California Franchise Tax Board, and it is reasonably possible that the current portion of our unrecognized tax benefits will significantly decrease within the next 12 months due to the outcome of these audits.

13. COMMITMENTS AND CONTINGENCIES

Credit Facilities We have revolving credit facilities with our Centresoft subsidiary located in the UK (the "UK Facility") and our NBG subsidiary located in Germany (the "German Facility"). The UK Facility provided Centresoft with the ability to borrow up to Great British Pounds ("GBP") 12.0 million ($23.9 million) and GBP 12.0 million ($23.6 million), including issuing letters of credit, on a revolving basis as of March 31, 2008 and 2007, respectively. Furthermore, under the UK Facility, Centresoft provided a GBP 0.6 million ($1.2 million) and a GBP 0.6 million ($1.2 million) guarantee for the benefit of our CD Contact subsidiary as of March 31, 2008 and 2007, respectively. The UK Facility bore interest at LIBOR plus 2.0% as of March 31, 2008 and 2007, is collateralized by substantially all of the assets of the subsidiary and expires in March 2009. The UK Facility also contains various covenants that require the subsidiary to maintain specified financial ratios related to, among others, fixed charges. As of March 31, 2008 and 2007, we were in compliance with these covenants. No borrowings were outstanding against the UK Facility as of March 31, 2008 or 2007. The German Facility provided for revolving loans up to EUR 0.5 million ($0.8 million) as of March 31, 2008 and EUR 0.5 million ($0.7 million) as of March 31, 2007, bore interest at a Eurocurrency rate plus 2.5%, is collateralized by certain of the subsidiary's property and equipment and has no expiration date. No borrowings were outstanding against the German Facility as of March 31, 2008 or 2007.

As of March 31, 2008 and 2007, we maintained a $10.0 million and $7.5 million irrevocable standby letter of credit, respectively. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. Under the terms of this arrangement, we are required to maintain on deposit with the bank a compensating balance, restricted as to use, of not less than the sum of the available amount of the letter of credit plus the aggregate amount of any drawings under the letter of credit that have been honored thereunder but not reimbursed. At March 31, 2008 and 2007, the $10.0 million and $7.5 million deposit is included in short-term investments as restricted cash, respectively. No borrowings were outstanding as of March 31, 2008 or 2007.

As of March 31, 2008 and 2007, our publishing subsidiary located in the UK maintained a EUR 7.0 million ($11.0 million) and EUR $4.0 million ($5.3 million) irrevocable standby letter of credit, respectively. The standby letter of credit is required by one of our inventory manufacturers to qualify for payment terms on our inventory purchases. The standby letter of credit does not require a compensating balance and is collateralized by substantially all of the assets of the subsidiary and expires in February 2009. No borrowings were outstanding as of March 31, 2008 or 2007.

Commitments In the normal course of business, we enter into contractual arrangements with third parties for noncancelable operating lease agreements for our offices, for the development of products, as well as for the rights to intellectual property. Under these agreements, we commit to provide specified payments to a lessor, developer, or intellectual property holder, based upon contractual arrangements. Typically, the payments to third-party developers are conditioned upon the achievement by the developers of contractually specified development milestones. These payments to third-party developers and intellectual property holders typically are deemed to be advances and are recoupable against future royalties earned by the developer or intellectual property holder based on the sale of the related game. Additionally, in connection with certain intellectual property rights acquisitions and development agreements, we will commit to spend specified amounts for marketing support for the related game(s) which is to be developed or in which the intellectual property will be utilized.

Additionally, we lease certain of our facilities and equipment under noncancelable operating lease agreements. Assuming all contractual provisions are met, the total future minimum commitments for these and other contractual arrangements in place as of March 31, 2008, are scheduled to be paid as follows (amounts in thousands):

	Contractual Obligations[1]			
	Facility & Equipment Leases	Developer & IP	Marketing	Total
Fiscal years ending March 31,				
2009	$ 19,343	$110,771	$41,401	$171,515
2010	17,028	31,041	22,100	70,169
2011	14,553	34,086	13,100	61,739
2012	10,256	16,586	—	26,842
2013	8,791	21,586	—	30,377
Thereafter	31,201	26,001	—	57,202
Total	$101,172	$240,071	$76,601	$417,844

(1) We have omitted FIN 48 liabilities from this table due to the inherent uncertainty regarding the timing of potential issue resolution. Specifically, either (a) the underlying positions have not been fully enough developed under audit to quantify at this time or, (b) the years relating to the issues for certain jurisdictions are not currently under audit. At the adoption date of April 1, 2007, we had $65.5 million of unrecognized tax benefits. At March 31, 2008, we had $74.2 million of unrecognized tax benefits.

Facilities rent expense for the years ended March 31, 2008, 2007, and 2006 was approximately $18.3 million, $14.8 million, and $14.2 million, respectively.

Compensation Guarantee In June 2005, we entered into an employment agreement with the President and Chief Executive Officer of Activision Publishing, Inc. containing a guarantee related to total compensation. The agreement guarantees that in the event that on May 15, 2010 total compensation has not exceeded $20.0 million, we will make a payment for the amount of the shortfall. The $20.0 million guarantee will be recognized as compensation expense over the term of the employment agreement comprising of salary payments, bonus payments, restricted stock expense, stock option expense, and an accrual for any anticipated remaining portion of the guarantee. The remaining portion of the guarantee is accrued over the term of the agreement in "Other liabilities" and will remain accrued until the end of the employment agreement at which point it will be used to make a payment for any shortfall or reclassified into shareholders' equity.

Notes to Consolidated Financial Statements

Legal Proceedings On February 8, 2008, the Wayne County Employees' Retirement System filed a lawsuit challenging the transactions contemplated by the business combination agreement, dated as of December 1, 2007, among us, a wholly-owned subsidiary of ours established in connection with the proposed transaction, Vivendi, S.A., Vivendi Games, Inc., a wholly-owned subsidiary of Vivendi, S.A., and VGAC, a wholly-owned subsidiary of Vivendi, S.A., and the sole stockholder of Vivendi Games, Inc. The suit is a putative class action filed against the parties to that business combination agreement as well as certain members of our Board of Directors. The plaintiff alleges, among other things, that our directors named therein failed to fulfill their fiduciary duties with regard to the transactions by "surrendering" the negotiating process to "conflicted management," that those breaches were aided and abetted by Vivendi, S.A., and those of its subsidiaries named in the complaint, and that a preliminary proxy statement contains certain statements that the plaintiff alleges are false and misleading. The plaintiff seeks an order from the court that, among other things, certifies the case as a class action, enjoins the transaction, requires the defendants to disclose all material information, declares that the transaction is in breach of the directors' fiduciary duties and therefore unlawful and unenforceable, awards the plaintiff and the putative class damages for all profits and special benefits obtained by the defendant in connection with the transaction and tender offer, and awards the plaintiff its cost and expense, including attorney's fees.

In a ruling on March 12, 2008, the court initially declined to schedule a preliminary injunction hearing or allow broad discovery, pending the Company's filing of a revised preliminary proxy statement in connection with the proposed transactions. The court did order the parties to initiate discovery of core documents, and the Company made an initial production of documents. On March 7, 2008, the Company filed a motion to dismiss the complaint, the grounds for which were detailed in a brief filed on April 30, 2008. On April 30, 2008, the Company also filed a motion to stay discovery in the case pending a ruling on the motion to dismiss. Separately, on March 6, 2008, Vivendi, S.A., and those of its subsidiaries named in the complaint filed a motion to dismiss the sole claim alleged against them.

On May 8, 2008, the plaintiff filed an amended complaint that, among other things, added allegations relating to a revised preliminary proxy statement filed by the Company on April 30, 2008. That same date, the plaintiff also renewed its motion for expedited proceedings. On May 13, 2008, the Company moved to dismiss the amended complaint. On May 14, 2008, Vivendi and its subsidiaries named in the amended complaint also moved to dismiss. On May 22, 2008, the court scheduled a combined hearing for June 30, 2008 on the plaintiff's motion for a preliminary injunction and the defendants' motions to dismiss, but withheld a ruling on the plaintiff's motion for expedited discovery, pending further briefing. On May 28, 2008, the court ordered that expedited discovery proceed as to certain claims and that final briefing on the motions to be heard on June 30, 2008 be filed with the court on June 27, 2008. The Company intends to defend itself vigorously, and no amounts have been recorded in the Company's consolidated financial statements as of March 31, 2008.

In July 2006, individuals and/or entities claiming to be our stockholders filed derivative lawsuits, purportedly on our behalf, against certain current and former members of our Board of Directors as well as several of our current and former officers. Three derivative actions have been filed in Los Angeles Superior Court: Vazquez v. Kotick, et al., L.A.S.C. Case No. BC355327 (filed July 12, 2006); Greuer v. Kotick, et al. L.A.S.C. Case No. SC090343 (filed July 12, 2006); and Amalgamated Bank v. Baker, et al., L.A.S.C. Case No. BC356454 (filed August 3, 2006). These actions have been consolidated by the court under the caption In re Activision Shareholder Derivative Litigation, L.A.S.C. Master File No. SC090343 (West, J.). Four derivative actions have been filed in the United States District Court for the Central District of California: Pfeiffer v. Kotick, et al., C.D. Cal. Case No. CV06-4771 MRP (JTLx) (filed July 31, 2006), Hamian v. Kotick, et al., C.D. Cal. Case No. CV06-5375 MRP (JLTx) (filed August 25, 2006) Abdelnur vs. Kotick et al., C.D. Cal. Case No. CV07-3575 AHM (PJWx) (filed June 1, 2007), and Scarborough v. Kotick et al., C.D. Cal. Case No. CV07-4602 SVW (PLAx) (filed July 18, 2007).

These actions have also been consolidated, under the caption In re Activision, Inc. Shareholder Derivative Litigation, C.D. Cal. Case No. CV06-4771 MRP (JTLx) (Pfaelzer, J.). The consolidated complaints allege, among other things, purported improprieties in our issuance of stock options. Plaintiffs seek various relief on our behalf, including damages, restitution of benefits obtained from the alleged misconduct, equitable relief, including an accounting and rescission of option contracts; and various corporate governance reforms. We expect that defense expenses associated with the matters will be covered by our directors and officers insurance, subject to the terms and conditions of the applicable policies.

On or about December 4, 2007, we, the plaintiffs, and certain of our current and former officers and directors notified the court in the federal action that we had reached agreement in principle to settle the shareholder derivative litigation pending against such current and former directors and officers of ours. On January 17, 2008, the parties amended that agreement to, among other things, include the plaintiffs in the state court action as parties thereto. The nonbinding agreement in principle was subject, among other things, to the negotiation of a binding definitive settlement agreement addressing all settlement terms, as well as to further approval by the parties and the court.

Effective as of May 8, 2008, the parties signed a Stipulation of Settlement with respect to these matters. In entering into the Stipulation of Settlement, neither we nor any of the settling parties has admitted to any liability or wrongdoing. Under the terms of the Stipulation of Settlement, which is subject to court approval, we will adopt, implement and/or maintain certain corporate governance and internal control measures, relating principally to the following: board composition, structure and practices, director independence standards, stock ownership and compensation, and education; shareholder proposal evaluation process; nomination procedures for shareholder-nominated directors; shareholder meeting procedures; executive compensation policies and procedures; insider trading controls; and stock option granting procedures. We have agreed to keep these measures in place for a period of three years, subject to certain exceptions. The Stipulation of Settlement also addresses matters relating to the agreements by certain of our current and former directors and officers to reimburse the Company in connection with the receipt of options that required measurement date corrections. In the case of options already exercised, the agreements allowed reimbursement to be made either by cancellation of vested but unexercised options with a value equivalent to the additional exercise price or by payment of additional exercise price. In the case of options not yet exercised, the exercise price to be paid upon future exercise of those options is increased. In the aggregate, settling defendants have elected to cancel options to acquire approximately 800,000 shares of our common stock and have agreed to increases in the exercise prices of approximately 16.1 million options. The modification of these options did not result in any incremental compensation expense. In addition, the Stipulation of Settlement provides for us to pay $10,000,000 to plaintiffs' attorneys for their fees and expenses, subject to court approval of such fees and expenses and subject to our reservation of all rights against our D&O insurance carriers, reinsurers and co-insurers. In anticipation of the settlement, the Company had recorded a legal expense accrual of approximately $10.0 million as a probable and reasonable estimate in its consolidated financial statements as of March 31, 2008. The Stipulation of Settlement provides that plaintiffs' attorneys will also be entitled to 15% (up to $750,000) of any payment made by our insurance carriers to us in connection with the settlement. We have not reached agreements with our insurers related to the settlement. The stipulation also provides for the forgiveness of approximately $2.3 million in legal fees previously billed to us by former outside corporate counsel.

The Stipulation of Settlement was filed in federal court on May 12, 2008 and was preliminarily approved by the U.S. District Court for the Central District of California by order dated May 13, 2008 and entered on May 14, 2008. The settlement is subject to final court approval after notice and a hearing at which shareholders will have the opportunity to object, which is currently scheduled to be held on July 21, 2008.

Notes to Consolidated Financial Statements

The court will then decide whether to approve the settlement as fair, adequate and in the best interest of our stockholders. While we believe that the settlement meets these criteria, there can be no guarantee that the settlement will receive the required court approval. If final approval is granted, all claims against all defendants in the litigation will be dismissed with prejudice, and all claims that were or could have been brought by any derivative plaintiff, and all claims that arise from or relate to the matters or occurrences that were or could have been alleged in the federal and state derivative actions, will be fully, finally and forever released. The individual settling defendants make no admission of wrongdoing under the Stipulation of Settlement, and they have denied (and continue to deny) all charges of wrongdoing and liability and each and all of the claims and contentions alleged in the derivative actions.

On July 24, 2006, we received a letter of informal inquiry from the SEC requesting certain documents and information relating to our historical stock option grant practices. Thereafter, in early June 2007, the SEC issued a formal order of nonpublic investigation, pursuant to which it subpoenaed documents from us related to the investigation, and testimony and documents from certain current and former directors, officers and employees of ours. The Company has made an offer of settlement to the Staff of the SEC, which the SEC Staff has indicated it is prepared to recommend to the SEC. The tentative settlement of the SEC's investigation, which would allege violations of various provisions of the Federal securities laws, is subject to agreement on the specific language of the settlement documents, and then to review and approval by the SEC. There can be no assurance that a final settlement will be approved. In connection with the proposed settlement, the Company would not be required to pay a monetary penalty. Under the proposed settlement, the Company would settle this matter without admitting or denying the SEC's findings.

In addition, we are party to other routine claims and suits brought by us and against us in the ordinary course of business, including disputes arising over the ownership of intellectual property rights, contractual claims, employment laws, regulations and relationships, and collection matters. In the opinion of management, after consultation with legal counsel, the outcome of such routine claims and lawsuits will not have a material adverse effect on our business, financial condition, results of operations, or liquidity.

14. STOCK-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

Equity Incentive Plans On July 30, 2007, our Board of Directors adopted the Activision 2007 Incentive Plan (the "2007 Plan"), subject to shareholder approval, and reserved 15,000,000 shares for issuance thereunder and, on September 27, 2007, the 2007 Plan was approved by our shareholders and became effective.

Upon the effective date of the 2007 Plan, we ceased to make awards under the following equity incentive plans (collectively, the "Rolled-Up Plans"), although such plans will remain in effect and continue to govern outstanding awards: (i) Activision, Inc. 1998 Incentive Plan, as amended; (ii) Activision, Inc. 1999 Incentive Plan, as amended; (iii) Activision, Inc. 2001 Incentive Plan, as amended; (iv) Activision, Inc. 2002 Incentive Plan, as amended; (v) Activision, Inc. 2002 Executive Incentive Plan, as amended; (vi) Activision, Inc. 2002 Studio Employee Retention Incentive Plan, as amended; and (vii) Activision, Inc. 2003 Incentive Plan, as amended. The number of shares available for issuance under the 2007 Plan was increased by an additional 2,685,577 shares of our common stock to reflect the shares reserved for issuance but not subject to outstanding awards under the Rolled-Up Plans at the time the 2007 Plan became effective. Additionally, the number of shares of our common stock reserved for issuance under the 2007 Plan may be further increased from time to time by: (i) the number of shares relating to awards outstanding under any Rolled-Up Plan that: (a) expire, or are forfeited, terminated or cancelled, without the issuance of shares; (b) are settled in cash in lieu of shares; or (c) are exchanged, prior to the issuance of shares of our common stock, for awards not involving our common stock; and (ii) if the exercise price of any option outstanding under any Rolled-Up Plan is, or the tax withholding requirements with respect to any award outstanding under any Rolled-Up Plan are, satisfied by withholding shares otherwise then deliverable in respect of the award or the actual or constructive transfer to us shares already owned, the number of shares equal to the withheld or transferred shares. As of March 31, 2008, we had approximately 16.1 million shares of our common stock reserved for future issuance under the 2007 Plan. Shares issued in connection with awards made under the 2007 Plan are generally issued as new stock issuances.

The 2007 Plan authorizes the Compensation Committee of our Board of Directors to provide equity-based compensation in the form of stock options, share appreciation rights, restricted stock, restricted stock units, performance shares, performance units and other performance- or value-based awards structured by the Compensation Committee within parameters set forth in the 2007 Plan, including custom awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of our common stock, or factors that may influence the value of our common stock or that are valued based on our performance or the performance of any of our subsidiaries or business units or other factors designated by the Compensation Committee, as well as incentive bonuses, for the purpose of providing incentives and rewards for superior performance to the directors, officers, employees of, and consultants to, Activision and its subsidiaries.

While the Compensation Committee has broad discretion to create equity incentives, our equity-based compensation program currently primarily utilizes a combination of options and restricted stock units. Such awards generally have time-based vesting schedules, vesting annually over periods of three to five years, or vest in their entirety on an anniversary of date of grant, subject to possible earlier vesting if certain performance measures are met, and all such awards which are options generally expire 10 years from the grant date. Under the terms of the 2007 Plan, the exercise price for options must be equal to or greater than the closing price per share of our common stock on the date the award is granted, as reported on the NASDAQ.

In February 2008, we discovered that, due to an error, the record date for our September 27, 2007 annual meeting was not in technical compliance with Delaware law or our bylaws, which require such record date to be not more than sixty (60) nor less than 10 (ten) days before the date of such meeting. In connection with the business combination (see Note 20), Vivendi has agreed to re-approve and ratify all actions and proposals approved by our shareholders at such meeting, and to vote against any actions and proposals not approved by our shareholders at such meeting, by written consent of the shareholders as permitted under our bylaws promptly after the closing of the transaction. If the transaction is not consummated for any reason, we intend to have such actions and proposals ratified at a special meeting of our shareholders called for such purpose or at our next annual stockholder meeting. We have determined that options and restricted stock rights granted under the 2007 Plan have met the definition of a grant date in accordance with SFAS No. 123(R), as we have the ability and intent to grant options and restricted stock rights under the Roll-Up Plans in view of the technical non-compliance described above. Further, we have also established a mutual understanding with the employees as to the terms of these grants. Accordingly, stock-based compensation has been recorded for these options and restricted stock rights grants.

Notes to Consolidated Financial Statements

Restricted Stock Units and Restricted Stock We grant restricted stock units and restricted stock (collectively referred to as "restricted stock rights") under the 2007 Plan to employees around the world. Restricted stock units entitle the holders thereof to receive shares of our common stock at the end of a specified period of time. Restricted stock is issued and outstanding upon grant; however, restricted stockholders are restricted from selling the shares until they vest. Upon vesting of restricted stock rights, we may withhold shares otherwise deliverable to satisfy tax withholding requirements. Restricted stock rights are subject to forfeiture and transfer restrictions. Vesting for restricted stock rights is based upon the holders' continued employment with us. If the vesting conditions are not met, unvested restricted stock rights will be forfeited.

The following table summarizes our restricted stock rights activity for the fiscal year ended March 31, 2008:

	Restricted Stock Rights	Weighted Average Grant Date Fair Value
Balance as of March 31, 2007	333,475	$14.28
Activity for the fiscal year ended March 31, 2008:		
Granted	576,718	21.53
Vested	(23,195)	15.57
Forfeited	(10,150)	20.75
Balance as of March 31, 2008	**876,848**	**$18.97**

As of March 31, 2008, $9.1 million of total unrecognized compensation cost related to restricted stock rights is expected to be recognized over a weighted-average period of 1.64 years.

Non-Plan Employee Stock Options In connection with prior employment agreements between the Company and Robert A. Kotick, our Chairman and Chief Executive Officer, and Brian G. Kelly, our Co-Chairman, Mr. Kotick and Mr. Kelly were granted options to purchase our common stock. The Board of Directors approved the granting of these options. As of March 31, 2008, options to purchase approximately 8,304,800 shares under such grants were outstanding with a weighted-average exercise price of $2.05.

Employee Stock Purchase Plan Effective October 1, 2005, the Board of Directors approved the Activision, Inc. Third Amended and Restated 2002 Employee Stock Purchase Plan and the Activision, Inc. Second Amended and Restated 2002 Employee Stock Purchase Plan for International Employees (together, the "ESPP"). Under the ESPP, up to an aggregate of 4,000,000 shares of our common stock may be purchased by eligible employees during two six-month offering periods that commence each April 1 and October 1 (the "Offering Period"). Common stock is purchased by the ESPP participants at a price per share generally equal to 85% of the lower of the fair market value of our common stock on the first day of the Offering Period and the fair market value of our common stock on the purchase date (the last day of the Offering Period). Employees may purchase shares having a value not exceeding 15% of their gross compensation during an Offering Period and are limited to a maximum of $10,000 in value for any two purchases within the same calendar year. On June 13, 2007, employees purchased 228,242 shares of our common stock at a purchase price of $12.835 per share. On September 28, 2007, employees purchased 126,008 shares of our common stock at a purchase price of $16.099 per share. On March 31, 2008, the most recent purchase date employees purchased 208,311 shares of our common stock at a purchase price of $18.862. As of March 31, 2008, we had approximately 1.0 million shares of our common stock reserved for future issuance under the ESPP. Shares issued in connection with purchases made under the ESPP are generally issued as new stock issuances.

Non-Employee Warrants In prior years, we have granted stock warrants to third parties in connection with the development of software and the acquisition of licensing rights for intellectual property. The warrants generally vest upon grant and are exercisable over the term of the warrant. The exercise price of third-party warrants is generally greater than or equal to the fair market value of our common stock at the date of grant. No third-party warrants were granted during the years ended March 31, 2008 and 2007. As of March 31, 2008 and 2007, respectively, third-party warrants to purchase 919,800 and 936,000 shares of our common stock were outstanding with a weighted-average exercise price of $4.59 and $4.54 per share, respectively.

In accordance with the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF") Issue 96-18, *Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in conjunction with Selling Goods or Services,* we measure the fair value of the securities on the measurement date. The fair value of each warrant is capitalized and amortized to expense when the related product is released and the related revenue is recognized. Additionally, as more fully described in Note 1, the recoverability of capitalized software development costs and intellectual property licenses is evaluated on a quarterly basis with amounts determined as not recoverable being charged to expense. In connection with the evaluation of capitalized software development costs and intellectual property licenses, any capitalized amounts for related third-party warrants are additionally reviewed for recoverability with amounts determined as not recoverable being amortized to expense. As of March 31, 2006, capitalized amounts of third-party warrants were fully amortized.

Employee Retirement Plan We have a retirement plan covering substantially all of our eligible employees. The retirement plan is qualified in accordance with Section 401(k) of the Internal Revenue Code. Under the plan, employees may defer up to 92% of their pretax salary, up to the maximum amount allowed by law. We contribute an amount equal to 20% of each dollar contributed by a participant. Our matching contributions to the plan were approximately $1.8 million, $1.5 million, and $1.3 million for the years ended March 31, 2008, 2007 and 2006, respectively.

The following table sets forth the total stock-based compensation expense (amounts in thousands) resulting from stock options, restricted stock rights, and the ESPP included in our Consolidated Statements of Operations in accordance with SFAS No. 123R for the fiscal years ended March 31, 2008 and March 31, 2007, and APB No. 25 for the fiscal year ended March 31, 2006:

For the years ended March 31,	2008	2007	2006
Cost of sales—software royalties and amortization	$ 10,898	$ 2,503	$ —
Product development	17,610	5,728	869
Sales and marketing	6,833	5,267	175
General and administrative	18,224	12,024	2,055
Stock-based compensation expense before income taxes	53,565	25,522	3,099
Income tax benefit	(20,944)	(9,979)	(1,208)
Total stock-based compensation expense, net of income tax benefit	$ 32,621	$15,543	$ 1,891

Notes to Consolidated Financial Statements

Additionally, stock option expenses are capitalized in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*. For the year ended March 31, 2008, stock-based compensation costs in the amount of $13.7 million were capitalized and $10.9 million of capitalized stock-based compensation costs were amortized. The following table summarizes stock-based compensation included in our Consolidated Balance Sheets as a component of software development (amounts in thousands):

	Software Development
Balance as of March 31, 2006	$ —
Stock-based compensation expense capitalized during period	9,069
Amortization of capitalized stock-based compensation expense	(2,503)
Balance as of March 31, 2007	6,566
Stock-based compensation expense capitalized during period	13,690
Amortization of capitalized stock-based compensation expense	(10,898)
Balance as of March 31, 2008	**$ 9,358**

Net cash proceeds from the exercise of stock options were $48.0 million, $19.0 million, and $45.1 million for the years ended March 31, 2008, 2007, and 2006, respectively. Income tax benefit from stock option exercises was $57.3 million, $11.3 million, and $29.4 million for the years ended March 31, 2008, 2007, and 2006, respectively. In accordance with SFAS No. 123R, we present excess tax benefits from the exercise of stock options, if any, as financing cash flows rather than operating cash flows.

Prior to the adoption of SFAS No. 123R, we applied SFAS No. 123, amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure* ("SFAS No. 148"), which allowed companies to apply the existing accounting rules under APB No. 25 and related Interpretations. According to APB No. 25, a non-cash stock-based compensation expense is recognized for any options granted where the exercise price is lower than the market price on the actual date of grant. This expense is then amortized over the vesting period of the associated option. As required by SFAS No. 148, prior to the adoption of SFAS No. 123R, we provided pro forma net income and pro forma net income per common share disclosures for stock-based awards, as if the fair-value-based method defined in SFAS No. 123 had been applied.

The following table illustrates the effect on net income after tax and net earnings per common share as if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation during the year ended March 31, 2006 (amounts in thousands, except per share amounts):

For the year ended March 31,	2006
Net income, as reported	$ 40,251
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,589
Deduct: Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	(16,175)
Pro forma net income	$ 25,665
Earnings per share	
Basic—as reported	$ 0.15
Basic—pro forma	$ 0.09
Diluted—as reported	$ 0.14
Diluted—pro forma	$ 0.09

In the table above, stock-based compensation has been tax effected using our effective tax rate which differs from our statutory rate. Additionally, included in fiscal 2006 net income, as reported, is $467,000 of amortization of unearned compensation related to restricted stock.

As of April 1, 2005, the Company began estimating the value of employee stock options on the date of grant using a binomial-lattice model. Prior to April 1, 2005 the value of each employee stock option was estimated on the date of grant using the Black-Scholes model for the purpose of the pro forma financial information in accordance with SFAS No. 123.

Our employee stock options have features that differentiate them from exchange-traded options. These features include lack of transferability, early exercise, vesting restrictions, pre- and post-vesting termination provisions, blackout dates, and time-varying inputs. In addition, some of the options have non-traditional features, such as accelerated vesting upon the satisfaction of certain performance conditions that must be reflected in the valuation. A binomial-lattice model was selected because it is better able to explicitly address these features than closed-form models such as the Black-Scholes model, and is able to reflect expected future changes in model inputs, including changes in volatility, during the option's contractual term.

Consistent with SFAS No. 123R, we have attempted to reflect expected future changes in model inputs during the option's contractual term. The inputs required by our binomial-lattice model include expected volatility, risk-free interest rate, risk-adjusted stock return, dividend yield, contractual term, and vesting schedule, as well as measures of employees' forfeiture, exercise, and post-vesting termination behavior. Statistical methods were used to estimate employee rank-specific termination rates. These termination rates, in turn, were used to model the number of options that are expected to vest and post-vesting termination behavior. Employee rank-specific estimates of Expected Time-To-Exercise ("ETTE") were used to reflect employee exercise behavior. ETTE was estimated by using statistical procedures to first estimate the conditional probability of exercise occurring during each time period, conditional on the option surviving to that time period and then using those

Notes to Consolidated Financial Statements

probabilities to estimate ETTE. The model was calibrated by adjusting parameters controlling exercise and post-vesting termination behavior so that the measures output by the model matched values of these measures that were estimated from historical data. The weighted-average estimated value of employee stock options granted during the years ended March 31, 2008, 2007, and 2006 was $9.21, $5.86, and $5.09 per share, respectively, using the binomial-lattice model with the following weighted-average assumptions:

	Employee and Director Options and Warrants			Employee Stock Purchase Plan		
For the years ended March 31,	2008	2007	2006	2008	2007	2006
Expected life (in years)	5.41	4.87	4.85	0.5	0.5	0.5
Risk-free interest rate	4.70%	4.99%	5.17%	4.61%	4.71%	3.05%
Volatility	51%	54%	48%	38%	43%	42%
Dividend yield	—	—	—	—	—	—
Weighted-average fair value at grant date	$9.21	$5.86	$5.09	$5.49	$3.72	$3.11

To estimate volatility for the binomial-lattice model, we use methods or capabilities that are discussed in SFAS No. 123R and SAB No. 107. These methods include the implied volatility method based upon the volatilities for exchange-traded options on our stock to estimate short-term volatility, the historical method (annualized standard deviation of the instantaneous returns on Activision's stock) during the option's contractual term to estimate long-term volatility and a statistical model to estimate the transition or "mean reversion" from short-term volatility to long-term volatility. Based on these methods, for options granted during the year ended March 31, 2008, the expected stock price volatility ranged from 34% to 53%, with a weighted-average volatility of 51%. For options granted during the year ended March 31, 2007, the expected stock price volatility ranged from 38% to 56%, with a weighted average volatility of 54%. For options granted during the year ended March 31, 2006, the expected stock price volatility ranged from 40% to 55%, with a weighted average volatility of 48%.

As is the case for volatility, the risk-free rate is assumed to change during the option's contractual term. Consistent with the calculation required by a binomial lattice model, the risk-free rate reflects the interest from one time period to the next ("forward rate") as opposed to the interest rate from the grant date to the given time period ("spot rate"). Since we do not currently pay dividends and are not expected to pay them in the future, we have assumed that the dividend yield is zero.

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is, as required by SFAS No. 123R, an output by the binomial-lattice model. The expected life of employee stock options depends on all of the underlying assumptions and calibration of our model. A binomial-lattice model can be viewed as assuming that employees will exercise their options when the stock price equals or exceeds an exercise boundary. The exercise boundary is not constant but continually declines as one approaches the option's expiration date. The exact placement of the exercise boundary depends on all of the model inputs as well as the measures that are used to calibrate the model to estimated measures of employees' exercise and termination behavior.

As stock-based compensation expense recognized in the Consolidated Statement of Operations for the year ended March 31, 2008 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.

Accuracy of Fair Value Estimates We developed the assumptions used in the binomial-lattice model, including model inputs and measures of employees' exercise and post-vesting termination behavior. Our ability to accurately estimate the fair value of share-based payment awards as of the grant date depends upon the accuracy of the model and our ability to accurately forecast model inputs as long as ten years into the future. These inputs include, but are not limited to, expected stock price volatility, risk-free rate, dividend yield, and employee termination rates. Although the fair value of employee stock options is determined in accordance with SFAS No. 123R and SAB No. 107 using an option-pricing model, the estimates that are produced by this model may not be indicative of the fair value observed between a willing buyer/willing seller. Unfortunately, it is difficult to determine if this is the case, because markets do not currently exist that permit the active trading of employee stock option and other share-based instruments.

Stock option activity for the year ended March 31, 2008 is as follows (amounts in thousands, except per share amounts):

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at March 31, 2007	49,429	$ 7.18		
Granted	11,457	20.52		
Exercised	(9,918)	6.53		
Forfeited	(2,313)	9.48		
Outstanding at March 31, 2008	48,655	$10.67	5.94	$809,420
Exercisable at March 31, 2008	26,816	$ 5.98	3.93	$572,001
Vested and expected to vest at March 31, 2008	45,469	$10.20	5.12	$778,006

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (i.e., the difference between our closing stock price on the last trading day of the period and the exercise price, times the number of shares for options where the exercise price is below the closing stock price) that would have been received by the option holders had all option holders exercised their options on that date. This amount changes based on the fair market value of our stock. Total intrinsic value of options actually exercised was $165.4 million, $32.0 million, and $77.9 million for the years ended March 31, 2008, 2007, and 2006, respectively.

As of March 31, 2008, $70.0 million of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 1.59 years.

Notes to Consolidated Financial Statements

On June 8, 2007, consistent with Internal Revenue Service guidance, the Company commenced an offer to amend the exercise price of unexercised options subject to Section 409A of the Internal Revenue Code held by employees who were not executive officers, in order to eliminate those employees' Section 409A tax liability. Pursuant to the offer, which closed on July 6, 2007, we made a cash payment in January 2008 to the employees who accepted the offer, totaling approximately $4.1 million, which represents the difference between the original exercise price of each amended option and the amended exercise price of each amended option. The offer with respect to all eligible options is considered a modification of those options for financial reporting purposes. Pursuant to the accounting standards in effect under SFAS No. 123R, the incremental fair value of approximately $1.0 million and the remaining portion of approximately $3.1 million, created as a result of the cash payment that become payable pursuant to the terms of the offer, were recognized as compensation expense and equity, respectively, at the expiration of the offer period on July 6, 2007.

15. CAPITAL TRANSACTIONS

Buyback Program During fiscal 2003, our Board of Directors authorized a buyback program under which we can repurchase up to $350.0 million of our common stock. Under the program, shares may be purchased as determined by management, from time to time and within certain guidelines, in the open market or in privately negotiated transactions, including privately negotiated structured stock repurchase transactions and through transactions in the options markets. Depending on market conditions and other factors, these purchases may be commenced or suspended at any time or from time to time without prior notice.

Under the buyback program, we did not repurchase any shares of our common stock in the years ended March 31, 2008, 2007 and 2006. As of March 31, 2008, we had approximately $226.2 million available for utilization under the buyback program and no outstanding stock repurchase transactions.

Shareholders' Rights Plan On April 18, 2000, our Board of Directors approved a shareholders rights plan (the "Rights Plan"). Under the Rights Plan, each common shareholder at the close of business on April 19, 2000, received a dividend of one right for each share of common stock held. Each right represents the right to purchase one-six hundredths (1/600) of a share, as adjusted on account of stock dividends made since the plan's adoption, of our Series A Junior Preferred Stock at an exercise price of $6.67 per share, as adjusted on account of stock dividends made since the plan's adoption. Initially, the rights are represented by our common stock certificates and are neither exercisable nor traded separately from our common stock. The rights will only become exercisable if a person or group acquires 15% or more of the common stock of Activision, or announces or commences a tender or exchange offer which would result in the bidder's beneficial ownership of 15% or more of our common stock.

In the event that any person or group acquires 15% or more of our outstanding common stock each holder of a right (other than such person or members of such group) will thereafter have the right to receive upon exercise of such right, in lieu of shares of Series A Junior Preferred Stock, the number of shares of common stock of Activision having a value equal to two times the then current exercise price of the right. If we are acquired in a merger or other business combination transaction after a person has acquired 15% or more of our common stock, each holder of a right will thereafter have the right to receive upon exercise of such right a number of the acquiring company's common shares having a market value equal to two times the then current exercise price of the right. For persons who, as of the close of business on April 18, 2000, beneficially own 15% or more of the common stock of Activision, the Rights Plan "grandfathers" their current level of ownership, so long as they do not purchase additional shares in excess of certain limitations.

We may redeem the rights for $.01 per right at any time until the first public announcement of the acquisition of beneficial ownership of 15% of our common stock. At any time after a person has acquired 15% or more (but before any person has acquired more than 50%) of our common stock, we may exchange all or part of the rights for shares of common stock at an exchange ratio of one share of common stock per right. The rights expire on April 18, 2010.

We have amended the Rights Plan concurrent with the execution of the business combination agreement with Vivendi (see Note 20) to provide that (a) the Rights Plan will not be triggered by the business combination agreement or the transaction and (b) the Rights Plan will terminate upon the completion of the transaction and all rights existing under the Rights Plan will be extinguished.

16. COMPREHENSIVE INCOME (LOSS) AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of comprehensive income (loss) for the years ended March 31, 2008, 2007, and 2006 were as follows (amounts in thousands):

March 31,	2008	2007	2006
Net income	$344,883	$85,787	$40,251
Other comprehensive income (loss):			
Unrealized appreciation (depreciation) on investments, net of taxes	(1,896)	(8,224)	10,576
Foreign currency translation adjustment	8,046	12,057	(5,825)
Other comprehensive income	6,150	3,833	4,751
Comprehensive income	$351,033	$89,620	$45,002

The components of accumulated other comprehensive income (loss) for the year ended March 31, 2008 were as follows (amounts in thousands):

	Foreign Currency	Unrealized Appreciation (Depreciation) on Investments	Accumulated Other Comprehensive Income (Loss)
Balance, March 31, 2007	$21,070	$ (868)	$20,202
Other comprehensive income (loss)	8,046	(1,896)	6,150
Balance, March 31, 2008	**$29,116**	**$(2,764)**	**$26,352**

Comprehensive income is presented net of taxes of $1.2 million related to net unrealized depreciation on investments for the year ended March 31, 2008. Income taxes were not provided for foreign currency translation items as these are considered indefinite investments in non-U.S. subsidiaries.

Notes to Consolidated Financial Statements

17. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities and supplemental cash flow information are as follows (amounts in thousands):

For the years ended March 31,	2008	2007	2006
Non-cash investing and financing activities:			
Common Stock issued related to acquisitions	$25,864	$36,918	$ 2,793
Common Stock related to employee bonuses	1,857	—	—
Change in unrealized appreciation (depreciation) on investments, net of taxes	(1,896)	(8,224)	10,576
Common stock payable, related to acquisition	—	39,000	—
Adjustment—prior period purchase allocation	(318)	51	(260)
Supplemental cash flow information:			
Cash paid for income taxes	$48,393	$3,677	$ 4,698
Cash paid for interest	108	100	263

18. QUARTERLY FINANCIAL AND MARKET INFORMATION (UNAUDITED)

	For the quarters ended				For the
(Amounts in thousands, except per share data)	June 30	Sept. 30	Dec. 31	Mar. 31	year ended
Fiscal 2008:					
Net revenues	$495,455	$317,746	$1,482,484	$602,451	$2,898,136
Cost of sales	327,960	204,956	762,290	350,229	1,645,435
Operating income (loss)	30,092	(9,545)	404,534	54,533	479,614
Net income	27,826	698	272,196	44,163	344,883
Basic earnings per share	0.10	0.00	0.93	0.15	1.19
Diluted earnings per share	0.09	0.00	0.86	0.14	1.10
Common stock price per share:					
High	21.43	21.91	29.87	29.76	29.87
Low	18.16	16.94	18.81	25.11	16.94
Fiscal 2007:					
Net revenues	$188,069	$188,172	$ 824,259	$312,512	$1,513,012
Cost of sales	137,800	141,078	483,180	216,007	978,065
Operating income (loss)	(33,449)	(37,410)	173,120	(29,114)	73,147
Net income (loss)	(18,309)	(24,302)	142,820	(14,422)	85,787
Basic earnings (loss) per share	(0.07)	(0.09)	0.51	(0.05)	0.31
Diluted earnings (loss) per share	(0.07)	(0.09)	0.46	(0.05)	0.28
Common stock price per share:					
High	15.11	16.00	18.19	19.20	19.20
Low	10.71	10.47	14.22	16.05	10.47

19. RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2007, the FASB issued Statement No. 141(R), *Business Combinations* ("SFAS No. 141(R)"). SFAS No. 141(R) provides greater consistency in the accounting and financial reporting of business combinations. It requires the acquiring entity in a business combination to recognize all assets acquired and liabilities assumed in the transaction, establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, and requires the acquirer to disclose the nature and financial effect of the business combination. Also in December 2007, the FASB issued Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS No. 160"). SFAS No. 160 Statement amends Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 141(R) and SFAS No. 160 are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008 with earlier adoption being prohibited. We do not currently have any noncontrolling interests in our subsidiaries, and accordingly the adoption of SFAS No. 160 is not expected to have a material impact on our financial statements. We are currently evaluating the impact from the adoption of SFAS No. 141R on our Consolidated Financial Statements.

In September 2006, the FASB issued Statement No. 157 ("SFAS No. 157"), *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 for financial assets and liabilities and is effective for fiscal years beginning after November 15, 2008 for non-financial assets and liabilities. The adoption of SFAS No. 157 is not expected to have a material effect on our financial position or results of operations.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. Subsequent unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings. The provisions of SFAS No. 159 are effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 is not expected to have a material effect on our financial position or results of operations.

In June 2007, the FASB ratified the Emerging Issues Task Force's ("EITF") consensus conclusion on EITF 07-03, *Accounting for Advance Payments for Goods or Services to Be Used in Future Research and Development*. EITF 07-03 addresses the diversity which exists with respect to the accounting for the nonrefundable portion of a payment made by a research and development entity for future research and development activities. Under this conclusion, an entity is required to defer and capitalize nonrefundable advance payments made for research and development activities until the related goods are delivered or the related services are performed. EITF 07-03 is effective for interim or annual reporting periods in fiscal years beginning after December 15, 2007 and requires prospective application for new contracts entered into after the effective date. The adoption of EITF 07-03 is not expected to have a material impact on our Consolidated Financial Statements.

Notes to Consolidated Financial Statements

In March 2008, the FASB issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS No. 161"). SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The guidance in SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently assessing the impact of SFAS No. 161.

20. BUSINESS COMBINATION AGREEMENT WITH VIVENDI

On December 2, 2007, we and Vivendi S.A. ("Vivendi") (Euronext Paris: VIV) announced the signing of a definitive agreement to combine Vivendi Games, Inc. ("Vivendi Games"), Vivendi's interactive entertainment business—which includes Blizzard Entertainment, Inc., the creator of *World of Warcraft,* a massively multiplayer online role-playing game franchise—with us. If the transaction closes, we will be renamed Activision Blizzard, Inc. ("Activision Blizzard"), and we expect to continue to operate as a public company traded on NASDAQ under the ticker "ATVI". While we will be the legal acquirer and the surviving entity in this transaction, Vivendi Games will be deemed to be the accounting acquirer in the transaction treated as a reverse acquisition for accounting purposes. As such, our historical financial statements after the close of the merger will be those of Vivendi Games. As Activision will be the deemed accounting acquiree, we are charging to expenses all costs related to the merger as incurred.

Under the term of the business combination agreement, we and Vivendi Games will combine our businesses through the merger of a newly formed, wholly-owned subsidiary of ours with and into Vivendi Games. As a result of the merger, Vivendi Games, the parent company of Blizzard Entertainment, Inc. and Sierra Entertainment, Inc., will become a wholly owned subsidiary of ours. VGAC LLC, a subsidiary of Vivendi and the sole stockholder of Vivendi Games, will receive approximately 295.3 million newly issued shares of our common stock in the merger, which number is based upon a valuation of Vivendi Games at $8.121 billion and a per share price for our common stock of $27.50.

Simultaneously with the merger, Vivendi will purchase from us 62.9 million newly issued shares of our common stock, at $27.50 per share, for an aggregate purchase price of approximately $1.731 billion. Immediately following completion of the merger and share purchase, Vivendi and its subsidiaries are expected to own approximately 52.2% of the issued and outstanding shares of Activision Blizzard's common stock on a fully diluted basis.

After the closing of the transaction, Activision Blizzard will commence a cash tender offer for up to 146.5 million of its shares (representing approximately 50% of the shares of our common stock outstanding immediately prior to the transaction) at $27.50 per share. If the tender offer is fully subscribed, Vivendi and its subsidiaries are expected to own approximately 68.0% of the issued and outstanding shares of Activision Blizzard's common stock on a fully diluted basis. Under the terms of the business combination agreement, we and Vivendi have agreed the purchase of the shares tendered in the tender offer will be funded as follows: (a) the first $2.928 billion of the aggregate consideration will be funded by Activision Blizzard with proceeds from the share purchase described above, available cash on hand and, if necessary, borrowings made under one or more new credit facilities; (b) if the aggregate consideration is more than $2.928 billion, Vivendi has agreed to purchase from Activision Blizzard, at a purchase price of $27.50 per share, additional newly issued shares of Activision Blizzard common stock in an amount equal to the lesser of (x) $700 million and (y) the excess of the aggregate consideration over $2.928 billion, which amount will be used to fund the amount of the aggregate consideration that is in excess of $2.928 billion; and (c) if the aggregate consideration exceeds $3.628 billion, Activision Blizzard will fund the additional amount of the aggregate consideration that is in excess of $3.628 billion (up to the maximum aggregate consideration of $4.028 billion) through borrowings made under the new credit facilities issued by Vivendi (see Note 21).

All information included in the accompanying Consolidated Financial Statements and Notes to Consolidated Financial Statements in this report reflects only our results, and does not reflect any impact of the proposed merger.

21. SENIOR UNSECURED CREDIT AGREEMENT WITH VIVENDI

On April 29, 2008, we entered into a senior unsecured credit agreement (the "Credit Agreement") with Vivendi. Borrowings under the Credit Agreement cannot be effected until the consummation of the transactions contemplated by the business combination agreement ("BCA") described in Note 20 above (the "Transactions"). As previously disclosed, after the closing of the Transactions, among other things, the Company's name will be changed to Activision Blizzard.

After the closing of the Transactions, the Credit Agreement will provide Activision Blizzard with (i) a term loan credit facility (the "Tranche A Facility") in an aggregate amount of up to $400.0 million to be applied to fund that portion of the post-closing tender offer consideration in excess of $3.628 billion as set forth in the BCA, (ii) a term loan credit facility (the "Tranche B Facility") in an aggregate amount of up to $150.0 million to be applied to repay certain indebtedness of Vivendi Games after the closing in accordance with the terms of the BCA, and (iii) a revolving credit facility (the "Revolving Facility," and collectively with the Tranche A Facility and the Tranche B Facility, the "New Credit Facilities") in an aggregate amount of up to $475.0 million to be used after the closing of the Transactions for general corporate purposes. In the event the BCA terminates prior to the closing of the Transactions, the New Credit Facilities will terminate effective on the same date.

Subject to execution of customary closing documentation, the Tranche A Facility will be funded after the end of the tender offer period, in a single borrowing that is limited to the amount, if any, of the aggregate consideration to be paid in respect of the post-closing tender offer in excess of $3.628 billion. The Tranche B Facility will be funded after the consummation of the Transactions. Borrowings under the Revolving Facility will be subject to the foregoing conditions and other customary conditions, such as the truth of representations and warranties and the absence of default.

Borrowings under each of the New Credit Facilities will bear interest by reference to the "LIBOR" (and under limited circumstances, at Vivendi's election, a "Base Rate"). The applicable margin with respect to loans bearing interest with reference to the LIBOR will be (i) 0.85% per annum for loans under the Tranche A Facility and (ii) 1.20% per annum for loans under the Tranche B Facility and the Revolving Facility, respectively. The applicable margin with respect to loans bearing interest with reference to the Base Rate, if any, will be 1.0% lower than the margin applicable to LIBOR borrowings.

Any unused amounts under the Revolving Facility will be subject to a commitment fee of 0.42% per annum accruing from and after the closing of the Transactions.

The Tranche A Facility is payable in full on March 31, 2010. The Tranche B Facility and the Revolving Facility will terminate and be payable in full on March 31, 2011.

Notes to Consolidated Financial Statements

The loans under each of the New Credit Facilities may be prepaid in full or in part at any time, without premium or penalty (subject to customary breakage costs for loans bearing interest by reference to LIBOR), at Activision Blizzard's option.

The loans under each of the New Credit Facilities are subject to mandatory prepayment in an amount of 100% of the proceeds from (i) asset sales in excess of $30.0 million in the aggregate (subject to customary reinvestment rights) and (ii) issuance of equity (subject to exceptions for issuance of stock to employees and issuances of the proceeds used to fund permitted acquisitions, investments and/or capital expenditures).

The New Credit Facilities are subject to customary negative covenants, in each case subject to certain exceptions, qualifications and baskets, including limitations on: indebtedness; liens; investments, mergers, consolidations and acquisitions; transactions with affiliates; issuance of preferred stock by subsidiaries; sale and leaseback transactions, restricted payments and certain restrictions with respect to subsidiaries. The limitation on indebtedness provides that Activision Blizzard and its subsidiaries cannot incur consolidated indebtedness, net of unrestricted cash, in excess of $1.5 billion, and that no additional indebtedness may be incurred as long as the ratio of Activision Blizzard's consolidated indebtedness (including the indebtedness to be incurred) minus the amount of unrestricted cash to Activision Blizzard's consolidated earnings before interest, taxes, depreciation and amortization for its most recently ended four quarters would be greater than 1.50 to 1.0. This limitation does not, however, affect Activision Blizzard's ability to borrow under the New Credit Facilities or to incur certain types of limited debt.

The New Credit Facilities also impose a requirement on Activision Blizzard that the ratio of (i) consolidated indebtedness (net of certain cash) to (ii) the sum of its shareholder's equity plus consolidated indebtedness (net of certain cash) not exceed 20.0% at any time.

Events of default under the New Credit Facilities include nonpayment, breaches of representations, warranties or covenants, cross-defaults, bankruptcy or insolvency events, and failures to satisfy material judgments, in most events subject to materiality levels, grace periods and other customary exceptions.

Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Our common stock is quoted on the NASDAQ National Market under the symbol "ATVI".

The following table sets forth for the periods indicated the high and low reported sale prices for our common stock. As of May 20, 2008, there were approximately 2,045 holders of record of our common stock.

	High	Low
Fiscal 2007		
First Quarter ended June 30, 2006	$15.11	$10.71
Second Quarter ended September 30, 2006	16.00	10.47
Third Quarter ended December 31, 2006	18.19	14.22
Fourth Quarter ended March 31, 2007	19.20	16.05
Fiscal 2008		
First Quarter ended June 30, 2007	$21.43	$18.16
Second Quarter ended September 30, 2007	21.91	16.94
Third Quarter ended December 31, 2007	29.87	18.81
Fourth Quarter ended March 31, 2008	29.76	25.11

On May 20, 2008, the last reported sales price of our common stock was $32.68.

Stock Performance Graph

This performance graph shall not be deemed "filed" for purposes of Section 18 of the Exchange Act of or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Activision, Inc. under the Exchange Act or the Securities Act of 1933, as amended.

The graph below compares the cumulative 5-year total return of holders of Activision, Inc.'s common stock with the cumulative total returns of the NASDAQ Composite index and the RDG Technology Composite index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from March 31, 2003 to March 31, 2008. We have never paid cash dividends on our common stock and have no present plans to do so.

COMPARISON OF FIVE YEARS CUMULATIVE TOTAL RETURN*

Among Activision, Inc., the NASDAQ Composite Index and the RDG Technology Composite Index


$800
$700
$600
$500
$400
$300
$200
$100
$0
3/03
3/04
3/05
3/06
3/07
3/08
Activision, Inc.
NASDAQ Composite
RDG Technology Composite

*$100 invested on 3/31/03 in stock or index-including reinvestment of dividends.

Fiscal year ending March 31,	2003	2004	2005	2006	2007	2008
Activision, Inc.	100.00	246.33	307.27	381.73	524.29	755.99
NASDAQ Composite	100.00	151.01	152.38	181.06	189.63	177.49
RDG Technology Composite	100.00	149.02	144.21	170.59	175.88	168.47

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Forward-Looking Statement

This Annual Report contains, or incorporates by reference, certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) projections of revenues, expenses, income or loss, earnings or loss per share, cash flow projections or other financial items; (2) statements of our plans and objectives, including those relating to product releases; (3) statements of future economic performance; and (4) statements of assumptions underlying such statements. We generally use words such as "anticipate," "believe," "could," "would," "estimate," "expect," "forecast," "future," "intend," "may," "outlook," "plan," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "to be," "upcoming," "will," and other similar expressions to help identify forward-looking statements. These forward-looking statements are subject to business and economic risk, reflect management's current expectations, estimates and projections about our business, and are inherently uncertain and difficult to predict. Our actual results could differ materially. The forward-looking statements contained herein speak only as of the date on which they were first made, and we disclaim any obligation to update any forward-looking statements to reflect events or circumstances after the date this Annual Report was initially filed with the SEC. Risks and uncertainties that may affect our future results include, but are not limited to, those discussed in our Annual Report on Form 10-K for the fiscal year ended March 31, 2008. Except where the context otherwise requires, all references to "we," "us," "our," "Activision" or "the Company" in this Annual Report mean Activision, Inc. and its subsidiaries as of the date of this Annual Report.

Corporate Information

Officers

Robert A. Kotick
Chairman and Chief Executive Officer, Activision

Brian G. Kelly
Co-Chairman, Activision

Michael Griffith
President and Chief Executive Officer, Activision Publishing

Thomas Tippl
Chief Financial Officer, Activision Publishing

Brian Hodous
Chief Customer Officer, Activision Publishing

Ann Weiser
Chief Human Resources Officer, Activision Publishing

Robin Kaminsky
Executive Vice President, Publishing, Activision Publishing

George L. Rose
Chief Legal Officer and Secretary, Activision Publishing

Board of Directors

Robert A. Kotick
Chairman and Chief Executive Officer, Activision

Brian G. Kelly
Co-Chairman, Activision

Robert J. Corti
Chairman of Avon Products Foundation

Ronald Doornink
Senior Advisor, Activision, Inc.

Barbara S. Isgur
Consultant

Robert J. Morgado
Chairman, Maroley Media Group

Peter J. Nolan
Managing Partner, Leonard Green & Partners L.P.

Richard Sarnoff
Executive Vice President, Random House, Inc.

Transfer Agent

Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
(800) 509-5586

Auditor

PricewaterhouseCoopers LLP
Los Angeles, California

Bank

U.S. Bank
Los Angeles, CA

Corporate Headquarters

Activision, Inc.
3100 Ocean Park Boulevard
Santa Monica, California 90405
(310) 255-2000

Domestic Offices

Albany, New York

Dallas, Texas

Eagan, Minnesota

Eden Prairie, Minnesota

Encino, California

Fayetteville, Arkansas

Foster City, California

Los Angeles, California

Madison, Wisconsin

Mountain View, California

New York, New York

Novato, California

San Francisco, California

Santa Monica, California

Woodland Hills, California

International Offices

Amsterdam, The Netherlands

Birmingham, United Kingdom

Burglengenfeld, Germany

Chennai, India

Dublin, Ireland

Legnano, Italy

Liverpool, United Kingdom

Madrid, Spain

Ontario, Canada

Paris, France

Quebec City, Canada

Seoul, Korea

Shanghai, China

Stockholm, Sweden

Sydney, Australia

Tokyo, Japan

Uxbridge, United Kingdom

Venlo, The Netherlands

World Wide Web Site

www.activision.com

E-Mail

IR@activision.com

Annual Report

Activision's Annual Report for the fiscal year ended March 31, 2008 is available to shareholders without charge upon request from our corporate offices.

ACTIVISION®

3100 Ocean Park Boulevard
Santa Monica, California 90405
tel: (310) 255-2000
fax: (310) 255-2100
www.activision.com

END